Exhibit 2.1

AGREEMENT AND PLAN OF REORGANIZATION

by and among

ABBVIE INC.,

OXFORD AMHERST CORPORATION,

OXFORD AMHERST LLC

and

PHARMACYCLICS, INC.

dated as of

March 4, 2015

AGREEMENT AND PLAN OF REORGANIZATION

This AGREEMENT AND PLAN OF REORGANIZATION (this “Agreement”), dated as of March 4, 2015, is by and among AbbVie Inc., a Delaware corporation (“Parent”), Oxford Amherst Corporation, a Delaware corporation and a direct wholly owned subsidiary of Parent (“Purchaser”), Oxford Amherst LLC, a Delaware limited liability company and a direct wholly owned subsidiary of Parent (“Merger Sub 2” and, together with Purchaser, the “Merger Subs”), and Pharmacyclics, Inc., a Delaware corporation (the “Company”). All capitalized terms used in this Agreement shall have the meanings ascribed to such terms in Annex A or as otherwise defined elsewhere in this Agreement unless the context clearly provides otherwise. Parent, each of the Merger Subs and the Company are each sometimes referred to herein as a “Party” and collectively as the “Parties”.

RECITALS

WHEREAS, it is proposed that Purchaser shall commence a tender offer (the “Offer”) to acquire all of the outstanding shares of common stock, $0.0001 par value per share, of the Company (the “Company Common Stock” or, such shares, “Company Shares”) for the consideration and upon the terms and subject to the conditions set forth herein;

WHEREAS, it is also proposed that, as soon as practicable following the consummation of the Offer, the Parties wish to effect the acquisition of the Company by Parent through (a) the merger of Purchaser with and into the Company, with the Company being the surviving entity (the “First Merger”) and (b) immediately following the First Merger, the merger of the Company, as the surviving entity of the First Merger, with and into Merger Sub 2, with Merger Sub 2 being the surviving entity (the “Second Merger” and, together with the First Merger, the “Mergers”);

WHEREAS, the First Merger will be governed by Section 251(h) of the DGCL and will be effected as soon as practicable following the consummation of the Offer upon the terms and subject to the conditions set forth herein;

WHEREAS, in connection with the First Merger, each outstanding share of Company Common Stock issued and outstanding immediately prior to the First Effective Time (other than Cancelled Shares or Dissenting Shares) will be automatically converted into the right to receive the Merger Consideration upon the terms and conditions set forth in this Agreement and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”);

WHEREAS, the Offer and the Mergers have been structured to qualify as a “reorganization” within the meaning of

Section 368(a) of the Code when considered together;

WHEREAS, the board of directors of the Company (the “Company Board of Directors”) (i) unanimously determined that the terms of this Agreement and the transactions contemplated hereby (the “Transactions”), including the Offer and the First Merger in connection therewith are fair to, and in the best interests of, the Company and its stockholders, (ii) determined that it is in the best interests of the Company and its stockholders, and declared it advisable, to enter into this

Agreement, (iii) approved the execution and delivery by the Company of this Agreement, the performance by the Company of its covenants and agreements contained herein and the consummation of the Offer, the Mergers and the other Transactions upon the terms and subject to the conditions contained herein and (iv) resolved to recommend that the holders of shares of Company Common Stock accept the Offer and tender their shares of Company Common Stock to Purchaser pursuant to the Offer (the “Company Board Recommendation”);

WHEREAS, the board of directors or sole member, as applicable, of Parent and each of the Merger Subs have approved this Agreement and determined that this Agreement and the Transactions, including the Offer, the Mergers and the issuance of Parent Common Stock in the Offer and the First Merger, are advisable and fair to, and in the best interests of, Parent and each of the Merger Subs and its stockholders or members, as applicable;

WHEREAS, as an inducement to and condition of Parent’s willingness to enter into this Agreement, concurrently with the entry of the parties into this Agreement, Robert W. Duggan is entering into a support agreement with Parent (the “Support Agreement”), pursuant to which, among other things, Mr. Duggan agrees to tender all Company Shares beneficially owned by him into the Offer; and

WHEREAS, the Parties desire to make certain representations, warranties, covenants and agreements in connection with the Offer and the Mergers and also prescribe various conditions to the Offer and the Mergers.

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained in this Agreement and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Parties agree as follows:

ARTICLE I

THE OFFER

Section 1.1. The Offer.

(a) Terms and Conditions of the Offer. Provided that this Agreement shall not have been terminated pursuant to Article IX, as promptly as practicable after the date hereof (but in no event more than thirteen (13) business days thereafter), Purchaser shall (and Parent shall cause Purchaser to) commence (within the meaning of Rule 14d-2 promulgated under the Exchange Act) the Offer to purchase any and all of the Company Shares. In the Offer, each Company Share accepted by Purchaser in accordance with the terms and subject to the conditions of the Offer and in compliance with applicable Law shall be exchanged for the right to receive, at the election of the holder: (i) $261.25 in cash (the “Cash Consideration”), (ii) a number of shares of Parent Common Stock equal to (x) $261.25 divided by (y) the Parent Trading Price (the “Stock Consideration”), or (iii) $152.25 in cash and a number of shares of Parent Common Stock equal to (x) $109.00 divided by (y) the Parent Trading Price (the “Mixed Consideration”), in each case subject to proration as set forth in Section 1.1(c) and the other provisions of this Article I. The Offer shall be made by means of an offer to purchase (the “Offer to Purchase”) that is disseminated to all of the holders of Company Shares and contains the terms and conditions set forth in this Agreement and in Annex B. Each of Parent and Purchaser shall use its reasonable best efforts to consummate the Offer, subject to the terms and conditions hereof and thereof. The Offer shall be subject only to:

(i) the condition (the “Minimum Condition”) that, prior to the expiration of the Offer, there be validly tendered and not withdrawn in accordance with the terms of the Offer a number of Company Shares that, together with the Company Shares then owned by Parent and Purchaser (if any), represents at least a majority of all then outstanding Company Shares (excluding Company Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received,” as such term is defined in

Section 251(h) of the DGCL, by the depositary for the Offer pursuant to such procedures); and

(ii) the other conditions set forth in Annex B.

(b) Purchaser expressly reserves the right to waive any of the conditions to the Offer and to make any change in the terms of, or conditions to, the Offer; provided, however, that notwithstanding the foregoing or anything to the contrary set forth herein, without the prior written consent of the Company, Purchaser may not (and Parent shall not permit Purchaser to) (i) waive the Minimum Condition, or any of the conditions set forth in clauses (A), (C), (D), (E), (F)(1), or (F)(5) of Annex B (provided, that Parent shall (and shall cause Purchaser to) waive the condition set forth in (F)(5) of Annex B upon the written request of the Company), and (ii) make any change in the terms of or conditions to the Offer that (A) changes the form of consideration to be paid in the Offer, (B) decreases the consideration in the Offer or the number of Company Shares sought in the Offer, (C) extends the Offer, other than in a manner required by the provisions of Section 1.1(e), (D) imposes conditions to the Offer other than those set forth in Annex B, (E) modifies the conditions set forth in Annex B, or (F) amends any other term or condition of the Offer in any manner that is adverse to the holders of Company Shares.

(c) Election; Proration; Fractional Shares.

(i) Subject to the other clauses of this Section 1.1(c), each holder of Company Shares tendered in the Offer shall be entitled to elect (i) the number of Company Shares which such holder desires to exchange for the right to receive the Mixed Consideration (a “Mixed Election”, and such shares, the “Mixed Election Shares”), (ii) the number of Company Shares which such holder desires to exchange for the right to receive the Cash Consideration (a “Cash Election”, and such shares, the “Cash Election Shares”), and (iii) the number of Company Shares which such holder desires to exchange for the right to receive the Stock Consideration (a “Stock Election”, and such shares, the “Stock Election Shares”). Any Cash Election, Stock Election or Mixed Election shall be referred to herein as an “Election,” and shall be made on a form mutually agreed by Parent and the Company for that purpose (a “Form of Election in Offer”), included as part of the letter(s) of election and transmittal accompanying the Offer.

(ii) Any Election pursuant to the Offer shall have been properly made only if the depositary of the Offer shall have actually received a properly completed Form of Election in

Offer by the expiration date of the Offer. Any Form of Election in Offer may be revoked or changed by the authorized Person properly submitting such Form of Election in Offer, by written notice received by the depositary of the Offer prior to the expiration date of the Offer. In the event a Form of Election in Offer is revoked prior to the expiration date of the Offer, the Company Shares represented by such Form of Election in Offer shall become Mixed Election Shares, except to the extent a subsequent election is properly made with respect to any or all of such Company Shares prior to expiration date of the Offer. Subject to the terms of this Agreement and of the Form of Election in Offer, the depositary of the Offer shall have reasonable discretion to determine whether any election, revocation or change has been properly or timely made and to disregard immaterial defects in the Form of Election in Offers, and any good faith decisions of the depositary of the Offer regarding such matters shall be binding and conclusive. None of Parent, the Company or the depositary of the Offer shall be under any obligation to notify any Person of any defect in a Form of Election in Offer.

(iii) Notwithstanding any other provision contained in this Agreement, but subject to Section 1.1(c)(iv),

Section 1.1(c)(v) and Section 1.1(c)(vi), the Cash Elections and the Stock Elections shall be subject to proration in the following circumstances:

(1) The maximum number of Company Shares validly tendered and not withdrawn in the Offer which shall be eligible to receive the Cash Consideration shall equal (x) 58.3% of the sum of (A) the aggregate number of Company Shares tendered in the Offer (and not validly withdrawn) (excluding Mixed Election Shares and No Election Shares) plus (B) all Dissenting Shares (or Company Shares that were Dissenting Shares as of the Acceptance Time), minus (y) all Dissenting Shares (or Company Shares that were Dissenting Shares as of the Acceptance Time) (the “Maximum Cash Shares in Offer”).

(2) If the total number of Cash Election Shares validly tendered and not withdrawn in the Offer exceeds the Maximum Cash Shares in Offer, such Cash Elections shall be subject to proration as follows: For each such Cash Election, the number of Company Shares that shall be exchanged for the right to receive the Cash Consideration shall be (A) the total number of Cash Election Shares validly tendered and not withdrawn in the Offer multiplied by (B) the Offer Cash Proration Factor, rounded down to the nearest Company Share. The “Offer Cash Proration Factor” means a fraction (x) the numerator of which shall be the Maximum Cash Shares in Offer and (y) the denominator of which shall be the total number of Cash Election Shares validly tendered and not withdrawn in the Offer. The Cash Election Shares validly tendered and not withdrawn in the Offer that are not exchanged for the right to receive the Cash Consideration in accordance with this Section 1.1(c)(iii)(2) shall instead be exchanged for the right to receive the Stock Consideration.

(3) The maximum number of Company Shares validly tendered and not withdrawn in the Offer which shall be eligible to receive the Stock Consideration shall equal 41.7 % of the sum of (A) the aggregate number of Company Shares tendered in the Offer (and were not validly withdrawn) (excluding Mixed Election Shares and No Election Shares) plus (B) all Dissenting Shares (or Company Shares that were Dissenting Shares as of the Acceptance Time) (the “Maximum Stock Shares in Offer”).

(4) If the total number of Stock Election Shares validly tendered and not withdrawn in the Offer exceeds the Maximum Stock Shares in Offer, such Stock Elections shall be subject to proration as follows: For each such Stock Election, the number of Company Shares that shall be exchanged for the right to receive the Stock Consideration shall be (A) the total number of Stock Election Shares validly tendered and not withdrawn in the Offer multiplied by (B) the Offer Stock Proration Factor, rounded down to the nearest Company Share. The “Offer Stock Proration Factor” means a fraction (x) the numerator of which shall be the Maximum Stock Shares in Offer and (y) the denominator of which shall be the total number of Stock Election Shares validly tendered and not withdrawn in the Offer. The Stock Election Shares validly tendered and not withdrawn in the Offer that are not exchanged for the right to receive the Stock Consideration in accordance with this Section 1.1(c)(iii)(4) shall instead be exchanged for the right to receive the Cash Consideration.

(iv) All prorations resulting from either Section 1.1(c)(iii)(2) or Section 1.1(c)(iii)(4) shall be applied on a pro rata basis, such that each holder of Company Shares who tenders Cash Election Shares or Stock Election Shares, as applicable, bears its proportionate share of the proration, based on a percentage of the total Cash Election Shares or Stock Election Shares, as applicable, tendered in the Offer (and not validly withdrawn) by such holder of Company Shares bears to all Cash Election Shares or Stock Election Shares, as applicable, tendered in the Offer (and not validly withdrawn) by all holders of Company Shares.

(v) Notwithstanding any other provision of this Agreement to the contrary, including Section 1.1(c)(iii)(2) and Section 1.1(c)(iii)(4), but subject to Section 1.1(c)(vi), a sufficient number of Cash Election Shares, No Election Shares and Mixed Election Shares tendered in the Offer (and not validly withdrawn) shall be exchanged for the right to receive Stock Consideration to the extent necessary to secure the tax opinions contemplated by clause (F)(5) of Annex B as a condition to the Offer, with such Company Shares to be selected by a pro rata selection process by the Exchange Agent.

(vi) Notwithstanding any provision of this Agreement to the contrary, including Section 1.1(c)(v), in no event shall the total number of shares of Parent Common Stock issuable pursuant to the Offer and the Merger and upon exercise or conversion of all convertible securities assumed by Parent in the Merger constitute such a percentage of the total number of outstanding shares of Parent Common Stock the issuance of which would require any stockholder action under the NYSE Rule.

(vii) Each Company Share tendered in the Offer (and not validly withdrawn) but which is not the subject of a valid Election (a “No Election Share”) received prior to the expiration of the Offer shall be deemed to be tendered to a Mixed Election. In no event shall any Mixed Election Shares or No Election Shares be subject to proration pursuant to Section 1.1(c)(iii)(2) or Section 1.1(c)(iii)(4), but such shares may be subject to proration pursuant to Section 1.1(c)(v) and Section 1.1(c)(vi).

(viii) In lieu of any fractional share of Parent Common Stock that otherwise would be issuable pursuant to the Offer, each holder of Company Shares who otherwise would be entitled to receive a fraction of a share of Parent Common Stock pursuant to the Offer (after aggregating all Company Shares tendered in the Offer (and not validly withdrawn) by such holder) will be paid an amount in cash (without interest) equal to such fractional part of a share of Parent Common Stock multiplied by the Parent Trading Price.

(d) Adjustments to the Offer. The Mixed Consideration, Cash Consideration, the Stock Consideration, the Maximum Cash Shares in Offer, the Offer Cash Proration Factor, the Maximum Stock Shares in Offer and the Offer Stock Proration Factor shall each be adjusted appropriately to reflect the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Company Common Stock or Parent Common Stock, as applicable), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to the number of Company Shares or shares of Parent Common Stock outstanding after the date hereof and prior to Purchaser’s acceptance for payment of, and payment for, Company Shares that are tendered pursuant to the Offer.

(e) Expiration and Extension of the Offer.

(i) Unless the Offer is extended pursuant to and in accordance with this Agreement, the Offer shall expire at midnight, New York Time, on the date that is twenty (20) business days (for this purpose calculated in accordance with

Section 14d-1(g)(3) promulgated under the Exchange Act) after the date the Offer is first commenced (within the meaning of Rule 14d-2 promulgated under the Exchange Act). In the event that the Offer is extended pursuant to and in accordance with this Agreement, then the Offer shall expire on the date and at the time to which the Offer has been so extended.

(ii) Notwithstanding the provisions of Section 1.1(e)(i) or anything to the contrary set forth in this Agreement, without the consent of the Company:

(A) Purchaser shall (and Parent shall cause Purchaser to) extend the Offer for any period required by any Law, or any rule, regulation, interpretation or position of the SEC or its staff or Nasdaq, in any such case, which is applicable to the Offer, or to the extent necessary to resolve any comments of the SEC or its staff applicable to the Offer or the Offer Documents; and

(B) in the event that any of the Offer Conditions (including the Minimum Condition) have not been satisfied or waived as of any then scheduled expiration of the Offer, Purchaser shall (and Parent shall cause Purchaser to) extend the Offer for successive extension periods of up to ten (10) business days each in order to further seek to satisfy the Offer Conditions (including the Minimum Condition);

provided, however, that any such extension shall not be deemed to impair, limit, or otherwise restrict in any manner the right of the Parties to terminate this Agreement pursuant to the terms of Article IX.

(iii) Neither Parent nor Purchaser shall extend the Offer or provide a “subsequent offering period” within the meaning of Rule 14d-11 promulgated under the Exchange Act in any manner other than pursuant to and in accordance with the provisions of Section 1.1(e)(ii) without the prior written consent of the Company.

(iv) Neither Parent nor Purchaser shall terminate or withdraw the Offer prior to the then scheduled expiration of the Offer unless this Agreement is validly terminated in accordance with Article IX, in which case Purchaser shall (and Parent shall cause Purchaser to) irrevocably and unconditionally terminate the Offer promptly (but in no event more than one (1) business day) after such termination of this Agreement.

(v) Nothing in this Section 1.1(e) shall be deemed to impair, limit or otherwise restrict in any manner the right of the parties to terminate this Agreement pursuant to the terms of Article IX.

(f) Payment for Company Shares. On the terms and subject to conditions set forth in this Agreement and the Offer, Purchaser shall (and Parent shall cause Purchaser to) accept for payment, and pay for, all Company Shares that are validly tendered and not withdrawn in the Offer promptly (within the meaning of Section 14e-1(c) promulgated under the Exchange Act) after the expiration of the Offer (as it may be extended in accordance with Section 1.1(e)(ii)) (such time, the “Acceptance Time”). Without limiting the generality of the foregoing, Parent shall provide or cause to be provided to Purchaser on a timely basis the funds and shares of Parent Common Stock necessary to pay for any Company Shares that Purchaser becomes obligated to purchase pursuant to the Offer; provided, however, that without the prior written consent of the Company, Purchaser shall not accept for payment or pay for any Company Shares if, as a result, Purchaser would acquire less than the number of Company Shares necessary to satisfy the Minimum Condition. The consideration in the Offer payable in respect of each Company Share validly tendered and not withdrawn in the Offer shall be paid net to the holder thereof in cash or shares of Parent Common Stock, as applicable, subject to reduction for any applicable withholding taxes payable in respect thereof. The Company shall register (and shall instruct its transfer agent to register) the transfer of the Company Shares accepted for payment by Purchaser effective immediately after the Acceptance Time.

(g) Schedule TO; Offer Documents; Form S-4.

(i) As soon as practicable on the date the Offer is first commenced (within the meaning of Rule 14d-2 promulgated under the Exchange Act), Parent and Purchaser shall:

(1) prepare and file with the SEC a Tender Offer Statement on Schedule TO (together with all amendments and supplements thereto, and including all exhibits thereto, the “Schedule TO”) with respect to the Offer, which Schedule TO shall contain (A) as an exhibit the Offer to Purchase and forms of the letter(s) of election and transmittal and summary advertisement, if any, and other customary ancillary documents, in each case, in respect of the Offer and (B) notice to holders of Company Shares informing such holders of their rights of appraisal in respect of such Company Shares in accordance with Section 262 of the DGCL (together with all amendments and supplements thereto, the “Offer Documents”);

(2) deliver a copy of the Schedule TO, including all exhibits thereto, to the Company at its principal executive offices in accordance with Rule 14d-3(a) promulgated under the Exchange Act;

(3) give telephonic notice of the information required by Rule 14d-3 promulgated under the Exchange Act, and mail by means of first class mail a copy of the Schedule TO, to Nasdaq in accordance with Rule 14d-3(a) promulgated under the Exchange Act; and

(4) subject to the Company’s compliance with Section 1.2, cause the Offer Documents to be disseminated to all holders of Company Shares as and to the extent required by the Exchange Act.

(ii) Concurrently with the filing of the Offer Documents, Parent shall file with the SEC a registration statement on Form S-4 to register under the Securities Act, the offer and sale of Parent Common Stock pursuant to the Offer and the First Merger (the “Form S-4”). The Form S-4 will include a preliminary prospectus containing the information required under Rule 14d-4(b) promulgated under the Exchange Act (the “Preliminary Prospectus”).

(iii) Subject to the provisions of Section 6.3, the Offer Documents and the Form S-4 may include a description of the determinations, approvals and recommendations of the Company Board of Directors set forth in Section 1.2(a) that relate to the Offer. Each of the Company and Parent shall use its reasonable best efforts to (A) have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing, (B) ensure that the Form S-4 complies in all material respects with the applicable provisions of the Exchange Act or Securities Act, and (C) keep the Form S-4 effective for so long as necessary to complete the First Merger. The Company shall promptly furnish in writing to Parent and Purchaser all information concerning the Company and its Subsidiaries and the holders of Company Shares that is required by applicable Law to be included in the Offer Documents and the Form S-4 so as to enable Parent and Purchaser to comply with their obligations under this Section 1.1(g). Parent, Purchaser and the Company shall cooperate in good faith to determine the information regarding the Company that is necessary to include in the Offer Documents and the Form S-4 in order to satisfy applicable Laws. Each of Parent, Purchaser and the Company shall promptly correct any information provided by it or any of its respective Representatives for use in the Offer Documents and the Form S-4 if and to the extent that such information shall have become false or misleading in any material respect. Parent and Purchaser shall, with the Company’s reasonable cooperation, take all steps necessary to cause the Offer Documents and the Form S-4, as so corrected, to be filed with the SEC and to be disseminated to the holders of Company Shares, in each case as and to the extent required by applicable Laws, or by the SEC or its staff or Nasdaq. Parent shall cause the Form S-4 to comply as to form in all material respects with requirements of applicable Law. Parent and Purchaser shall provide the Company and its counsel a reasonable opportunity to review and comment on the Offer Documents and the Form S-4 prior to the filing thereof with the SEC, and Parent and Purchaser shall give reasonable and good faith consideration to any reasonable comments made by the Company and its counsel. Parent and Purchaser shall provide in writing to the Company and its counsel any and all written comments or other communications (and shall provide a summary of all substantive oral comments or communications), that Parent, Purchaser or their counsel may receive from the SEC or its staff with respect to the Offer Documents and the Form S-4 promptly after such receipt, and Parent and Purchaser shall provide the Company and its counsel a reasonable opportunity to participate in the formulation of any response to any such comments of the SEC or its staff (including a reasonable opportunity to review and comment on any such response, to which Parent and Purchaser shall give reasonable and good faith consideration to any reasonable comments made by the Company and its counsel) and to participate in any scheduled discussions with the SEC or its staff regarding any such comments. Parent shall also take any other action required to be taken under the Securities Act, the Exchange Act, any applicable foreign or state securities or “blue sky” Laws and the rules and regulations thereunder in connection with the issuance of the Parent Common Stock in the Offer or the First Merger, and the Company shall furnish all information concerning the Company and the holders of the Company Common Stock as may be reasonably requested in connection with any such actions.

Section 1.2. Company Actions.

(a) Company Determinations, Approvals and Recommendations. The Company hereby approves and consents to the Offer and represents and warrants to Parent and Purchaser that, at a meeting duly called and held prior to the date hereof, the Company Board of Directors has, upon the terms and subject to the conditions set forth herein:

(i) determined that the terms of the Offer, the Mergers and the other transactions contemplated by this Agreement are fair to, and in the best interests of, the Company and its stockholders;

(ii) determined that it is in the best interests of the Company and its stockholders, and declared it advisable, to enter into this Agreement;

(iii) approved the execution and delivery by the Company of this Agreement, the performance by the Company of its covenants and agreements contained herein and the consummation of the Offer, the Merger and the other Transactions upon the terms and subject to the conditions contained herein; and

(iv) resolved to make the Company Board Recommendation; provided, however, that the Company Board of Directors may effect a Change of Recommendation in accordance with the terms of Section 6.3.

The Company hereby consents to the inclusion of the foregoing determinations and approvals and the Company Board Recommendation in the Offer Documents, until and unless the Company Board of Directors has effected a Change of Recommendation in compliance with the terms of Section 6.3.

(b) Schedule 14D-9. The Company shall (i) file with the SEC concurrently with the filing by Parent and Purchaser of the Schedule TO or as soon as practicable thereafter, a

Solicitation/Recommendation Statement on Schedule 14D-9 pertaining to the Offer (together with all amendments and supplements thereto, and including all exhibits thereto, the “Schedule 14D-9”) and (ii) cause the Schedule 14D-9 to be mailed to the holders of Company Shares promptly after commencement of the Offer. To the extent reasonably requested by the Company, Parent shall cause the Schedule 14D-9 to be mailed or otherwise disseminated to the holders of Company Shares together with the Offer Documents. Each of Parent and Purchaser shall furnish in writing to the Company all information concerning Parent and Purchaser that is required by applicable Laws to be included in the Schedule 14D-9 so as to enable the Company to comply with its obligations under this Section 1.2(b). Parent, Purchaser and the Company shall cooperate in good faith to determine the information regarding the Company that is necessary to include in the Schedule 14D-9 in order to satisfy applicable Laws. Each of the Company, Parent and Purchaser shall promptly correct any information provided by it or any of its respective directors, officers, employees, affiliates, agents or other representatives for use in the Schedule 14D-9 if and to the extent that such information shall have become false or misleading in any material respect. The Company shall take all steps necessary to cause the Schedule 14D-9, as so corrected, to be filed with the SEC and disseminated to the holders of Company Shares, in each case as and to the extent required by applicable Laws, including by setting the Stockholder List Date as the record date for the purpose of receiving the notice required by Section 262(d) of the DGCL. The Company shall cause the Schedule 14D-9 to comply as to form in all material respects with requirements of applicable Law. The Company shall provide Parent, Purchaser and their counsel a reasonable opportunity to review and comment on the Schedule 14D-9 prior to the filing thereof with the SEC, and the Company shall give reasonable and good faith consideration to any reasonable comments made by Parent, Purchaser and their counsel (it being understood that Parent, Purchaser and their counsel shall provide any comments thereon as soon as reasonably practicable). Unless the Company Board of Directors has effected a Change of Recommendation in compliance with Section 6.3, the Company shall provide in writing to Parent, Purchaser and their counsel any comments or other communications, whether written or oral, the Company or its counsel may receive from the SEC or its staff with respect to the Schedule 14D-9 promptly after such receipt, and, unless the Company Board of Directors has effected a Change of Recommendation in compliance with Section 6.3, the Company shall provide Parent, Purchaser and their counsel a reasonable opportunity to participate in the formulation of any response to any such comments of the SEC or its staff (including a reasonable opportunity to review and comment on any such response, to which the Company shall give reasonable and good faith consideration to any comments made by Parent, Purchaser and their counsel) and to participate in any scheduled discussions with the SEC or its staff regarding any such comments. Until and unless the Company Board of Directors has effected a Change of Recommendation in compliance with Section 6.3, the Company shall include the Company Board Recommendation in the Schedule 14D-9. The Schedule 14D-9 shall include the fairness opinions of the Company’s financial advisors referenced in Section 4.21 and the notice and other information required by Section 262(d) of the DGCL.

(c) Company Information. In connection with the Offer, the Company shall, or shall cause its transfer agent to, promptly furnish Parent and Purchaser with such assistance and such information as Parent or its agents may reasonably request in order to disseminate and otherwise communicate the Offer to the record and beneficial holders of Company Shares, including a list, as of the most recent practicable date, of the stockholders of the Company, mailing labels and any available listing or computer files containing the names and addresses of all record and beneficial holders of Company Shares, and lists of security positions of Company Shares held in stock depositories (including updated lists of stockholders, mailing labels, listings or files of securities positions), in each case accurate and complete as of the most recent practicable date, and shall promptly furnish Parent and Purchaser with such additional information and assistance (including updated lists of the record and beneficial holders of Company Shares, mailing labels and lists of security positions) as Parent and Purchaser or their agents may reasonably request in order to communicate the Offer to the holders of Company Shares (the date of the list used to determine the Persons to whom the Offer Documents and Schedule 14D-9 are first disseminated, the “Stockholder List Date”). Subject to applicable Laws, and except for such steps as are necessary to disseminate the Offer Documents and any other documents necessary to consummate the Merger, Parent and Purchaser (and their respective agents) shall:

(i) hold in confidence the information contained in any such lists of stockholders, mailing labels and listings or files of securities positions;

(ii) use such information only in connection with the Offer and the Mergers; and

(iii) if (A) this Agreement shall be terminated pursuant to Article IX, and (B) Parent and Purchaser shall withdraw the Offer, promptly return (and shall use their respective reasonable efforts to cause their agents to deliver) to the Company any and all copies and any extracts or summaries from such information then in their possession or control.

ARTICLE II

THE MERGERS

Section 2.1. The Mergers. Upon the terms and subject to the satisfaction or waiver of the conditions set forth in this Agreement, and in accordance with the DGCL (including Section 251(h) of the DGCL) and the Limited Liability Company Act of the State of Delaware (the “DLLCA”), (a) at the First Effective Time, Purchaser shall be merged with and into the Company, whereupon the separate existence of Purchaser will cease, with the Company surviving the First Merger (the Company, as the surviving entity in the First Merger, sometimes being referred to herein as the “First Surviving Corporation”), such that following the First Merger, the First Surviving Corporation will be a wholly owned direct subsidiary of Parent, and (b) immediately thereafter, and as part of the same plan, at the Second Effective Time, the First Surviving Corporation shall be merged with and into Merger Sub 2, whereupon the separate existence of the First Surviving Corporation will cease, with Merger Sub 2 surviving the Second Merger (Merger Sub 2, as the surviving entity of the Second Merger, sometimes being referred to herein as the “Surviving Company”), such that following the Second Merger, the Surviving Company will be a wholly owned direct subsidiary of Parent. The Mergers shall have the effects provided in this Agreement and as specified in the DGCL and the DLLCA, as applicable. The First Merger shall be governed by Section 251(h) of the DGCL.

Section 2.2. Closing. The closing of the Mergers (the “Closing”) will take place at 10:00 a.m., Pacific Time, at the offices of Wilson Sonsini Goodrich & Rosati, P.C., One Market Plaza, Spear Tower, Suite 3300, San Francisco, California 94105, as promptly as practicable following the Acceptance Time, and in any case no later than the second (2nd) business day after satisfaction or (to the extent permitted by applicable Law) waiver of the conditions set forth in Article VIII (other than any such conditions which by their nature cannot be satisfied until the Closing Date, which shall be required to be so satisfied or (to the extent permitted by applicable Law) waived on the Closing Date), unless another date or place is agreed to in writing by the Company and Parent. The date on which the Closing actually takes place is referred to as the “Closing Date”). The parties shall take all necessary and appropriate actions to cause the Mergers to become effective immediately following the Acceptance Time, without a meeting of the stockholders of the Company, in accordance with Section  251(h) of the DGCL.

Section 2.3. Effective Times. On the Closing Date, the Parties shall cause (a) a certificate of merger with respect to the First Merger (the “First Certificate of Merger”) to be duly executed and filed with the DSOS as provided under the DGCL and make any other filings, recordings or publications required to be made by the Company or Purchaser under the DGCL in connection with the First Merger, which shall be as soon as practicable after the Acceptance Time and (b) a certificate of merger with respect to the Second Merger (the “Second Certificate of Merger”) to be duly executed and filed with the DSOS as provided under the DGCL and the DLLCA and make any other filings, recordings or publications required to be made by the First Surviving Corporation or Merger Sub 2 under the DGCL and the DLLCA in connection with the Second Merger. The First Merger shall become effective at such time as the First Certificate of Merger is duly filed with the DSOS or on such other date and time as shall be agreed to by the Company and Parent and specified in the First Certificate of Merger, which shall be as soon as is practicable after the Acceptance Time (such date and time being hereinafter referred to as the “First Effective Time”). The Second Merger shall become effective at such time as the Second Certificate of Merger is duly filed with the DSOS or on such other date and time as shall be agreed to by the Company and Parent and specified in the Second Certificate of Merger (such date and time being hereinafter referred to as the “Second Effective Time”). The First Effective Time shall, in all events, precede the Second Effective Time.

Section 2.4. Governing Documents.

(a) At the First Effective Time, the Company Certificate and the Company Bylaws shall be the certificate of incorporation and bylaws, respectively, of the First Surviving Corporation until thereafter changed or amended as provided therein or by applicable Law.

(b) At the Second Effective Time, subject to Section 7.5, the certificate of formation and limited liability company agreement of Merger Sub 2, as in effect immediately prior to the Second Effective Time, shall be the certificate of formation and limited liability company agreement of the Surviving Company, until thereafter amended in accordance with applicable Law and the applicable provisions of such certificate of formation and limited liability company agreement, provided that the name of the Surviving Company shall be “Pharmacyclics, Inc.”.

Section 2.5. Officers, Directors and Managers of the Surviving Entities.

(a) The officers of the Company immediately prior to the First Effective Time, from and after the First Effective Time, shall continue as the officers of the First Surviving Corporation.

(b) The directors of the Purchaser immediately prior to the First Effective Time, from and after the First Effective Time, shall continue as the directors of the First Surviving Corporation.

(c) The officers of the First Surviving Corporation immediately prior to the Second Effective Time, from and after the Second Effective Time, shall be the officers of the Surviving Company.

(d) The manager of Merger Sub 2 immediately prior to the Second Effective Time shall be and become the manager of the Surviving Company as of the Second Effective Time.

Section 2.6. Tax Consequences. The Parties intend that, for U.S. federal income tax purposes, (a) the Offer and the Mergers, taken together, shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code and (b) this Agreement, including any amendments thereto, be, and is hereby adopted as, the “plan of reorganization” involving the Offer and the Mergers for purposes of Sections 354 and 361 of the Code.

ARTICLE III

TREATMENT OF SECURITIES

Section 3.1. Treatment of Capital Stock.

(a) Treatment of Company Common Stock. At the First Effective Time, by virtue of the First Merger and without any action on the part of the Parties or holders of any securities of the Company or of Purchaser, subject to Section 1.1(a) and any applicable withholding Tax, each Company Share issued and outstanding immediately prior to the First Effective Time (other than any Cancelled Shares and any Dissenting Shares) shall be automatically converted into the right to receive, at the election of the holder, (i) the Mixed Consideration, (ii) the Cash Consideration or (iii) the Stock Consideration (in case, the “Merger Consideration”), in each case subject to proration as set forth in Section 3.1(e) and the other provisions of this Article III. From and after the First Effective Time, all such Company Shares shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each applicable holder of such Company Shares shall cease to have any rights with respect thereto, except the right to receive the applicable portion of Merger Consideration therefor upon the surrender of such Company Shares in accordance with Section 3.2, including the right to receive, pursuant to Section 3.6, cash in lieu of fractional shares of Parent Common Stock, if any, into which such Company Shares have been converted pursuant to this Section 3.1(a) (the “Fractional Share Consideration”), together with the amounts, if any, payable pursuant to Section 3.2(f).

(b) Cancellation of Company Common Stock. At the First Effective Time, all Company Shares owned by the Company, Parent, the Merger Subs or by any of their respective Subsidiaries shall be cancelled and shall cease to exist, and no consideration shall be delivered in exchange therefor (collectively, the “Cancelled Shares”).

(c) Treatment of Purchaser Shares. At the First Effective Time, each issued and outstanding share of common stock, par value $0.01 per share, of Purchaser (the “Purchaser Shares”) shall be automatically converted into and become one fully paid and nonassessable share of common stock of the First Surviving Corporation and shall constitute the only outstanding shares of capital stock of the First Surviving Corporation. From and after the First Effective Time, all certificates representing Purchaser Shares shall be deemed for all purposes to represent the number of shares of common stock of the First Surviving Corporation into which they were converted in accordance with the immediately preceding sentence.

(d) Effect of Second Merger. At the Second Effective Time, by virtue of the Second Merger and without any action on the part of any of the Parties or holders of any securities of the First Surviving Corporation or of Merger Sub 2, (i) each membership interest of Merger Sub 2 issued and outstanding immediately prior to the Second Effective Time shall remain outstanding as a membership interest of the Surviving Company and (ii) all shares of common stock of the First Surviving Corporation shall no longer be outstanding and shall automatically be cancelled and shall cease to exist without any consideration being payable therefor.

(e) Election; Proration.

(i) Subject to the other clauses of this Section 3.1(e), each holder of Company Shares as of immediately prior to the consummation of the First Merger (other than Dissenting Shares and Cancelled Shares) shall be entitled to elect (i) a number of Cash Election Shares, (ii) a number of Stock Election Shares, and (iii) a number of Mixed Election Shares. Any Cash Election, Stock Election or Mixed Election shall be made on a form mutually agreed by Parent and the Company prior to the Acceptance Time for that purpose (a “Form of Election in Merger”), which shall be mailed to such holders of Company Shares promptly after the Closing Date (such date, the “Mailing Date”). The deadline for submitting an effective, properly completed Form of Election in Merger to the Exchange Agent shall be 5:00 p.m., New York City time, on the 20th day following the Mailing Date (or such other time and date as the Parties may mutually agree) (the “Election Deadline”).

(ii) Any election shall have been properly made only if the Exchange Agent shall have actually received a properly completed Form of Election in Merger by the Election Deadline. Any Form of Election in Merger may be revoked or changed by the authorized Person properly submitting such Form of Election in Merger, by written notice received by the Exchange Agent prior to the Election Deadline. In the event a Form of Election in Merger is revoked prior to the Election Deadline, the Company Shares represented by such Form of Election in Merger shall become Mixed Election Shares, except to the extent a subsequent election is properly made with respect to any or all of such Company Shares prior to the Election Deadline. Subject to the terms of this Agreement and of the Form of Election in Merger, the Exchange Agent shall have reasonable discretion to determine whether any election, revocation or change has been properly or timely made and to disregard immaterial defects in the Form of Election in Merger, and any good faith decisions of the Exchange Agent regarding such matters shall be binding and conclusive. None of Parent, the Company or the Exchange Agent shall be under any obligation to notify any Person of any defect in a Form of Election in Merger.

(iii) Notwithstanding any other provision contained in this Agreement, but subject to Section 3.1(e)(iv),

Section 3.1(e)(v) and Section 3.1(e)(vi), the Cash Election Shares and Stock Election Shares eligible to receive Merger Consideration pursuant to Section 3.1(a) shall be subject to proration in the following circumstances:

(1) The maximum number of Company Shares which shall be eligible to receive the Cash Consideration pursuant to Section 3.1(a) shall equal 58.3% of the aggregate number of Company Shares entitled to receive Merger Consideration pursuant to Section 3.1(a) (excluding Mixed Election Shares and the No Election Shares) (the “Maximum Cash Shares in Merger”).

(2) If the total number of Cash Election Shares eligible to receive Merger Consideration pursuant to Section 3.1(a) exceeds the Maximum Cash Shares in Merger, such Cash Elections shall be subject to proration as follows: For each such Cash Election, the number of Company Shares that shall be converted into the right to receive the Cash Consideration shall be (A) the total number of Cash Election Shares multiplied by (B) the Merger Cash Proration Factor, rounded down to the nearest Company Share. The “Merger Cash Proration Factor” means a fraction (x) the numerator of which shall be the Maximum Cash Shares in Merger and (y) the denominator of which shall be the aggregate number of Cash Election Shares eligible to receive Merger Consideration pursuant to Section 3.1(a). The Cash Election Shares that were not converted into the right to receive the Cash Consideration in accordance with this Section 3.1(e)(iii)(2) shall be converted into the right to receive the Stock Consideration.

(3) The maximum number of Company Shares which shall be eligible to receive the Stock Consideration pursuant to Section 3.1(a) shall equal 41.7% of the aggregate number of Company Shares entitled to receive Merger Consideration pursuant to Section 3.1(a) (excluding Mixed Election Shares and the No Election Shares) (the “Maximum Stock Shares in Merger”).

(4) If the total number of Stock Election Shares eligible to receive Merger Consideration pursuant to Section 3.1(a) exceeds the Maximum Stock Shares in Merger, such Stock Elections shall be subject to proration as follows: For each such Stock Election, the number of Company Shares that shall be converted into the right to receive the Stock Consideration shall be (A) the total number of Stock Election Shares multiplied by (B) the Merger Stock Proration Factor, rounded down to the nearest Company Share. The “Merger Stock Proration Factor” means a fraction (x) the numerator of which shall be the Maximum Stock Shares in Merger and (y) the denominator of which shall be the aggregate number of Stock Election Shares eligible to receive Merger Consideration pursuant to Section 3.1(a). The Stock Election Shares that were not converted into the right to receive the Stock Consideration in accordance with this Section 3.1(e)(iii)(4) shall be converted into the right to receive the Cash Consideration.

(iv) All prorations resulting from either Section 3.1(c)(iii)(2) or Section 3.1(c)(iii)(4) shall be applied on a pro rata basis, such that each holder of Company Shares bears its proportionate share of the proration, based on a percentage of the total Cash Election Shares or Stock Election Shares, as applicable, elected by such holder of Company Shares bears to all Cash Election Shares or Stock Election Shares, as applicable, elected by holders of Company Shares in the First Merger.

(v) Notwithstanding any other provision of this Agreement to the contrary, but subject to Section 3.1(e)(vi), a sufficient number of Cash Election Shares and No Election Shares and Mixed Election Shares eligible to receive Merger Consideration pursuant to Section 3.1(a) shall be converted into the right to receive Stock Consideration to the same extent as any comparable proration in the Offer pursuant to Section 1.1(c)(v).

(vi) Notwithstanding any provision of this Agreement to the contrary, including Section 3.1(e)(v), in no event shall the total number of shares of Parent Common Stock issued pursuant to the Offer and issuable pursuant to the Merger and upon exercise or conversion of all convertible securities assumed by Parent in the Merger constitute such a percentage of the total number of outstanding shares of Parent Common Stock the issuance of which would require any stockholder action under the NYSE Rule.

(f) Adjustment to Merger Consideration. The Merger Consideration, Maximum Cash Shares in Merger, and Merger Cash Proration Factor and Merger Stock Proration Factor shall be adjusted appropriately to reflect the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Company Common Stock or Parent Common Stock, as applicable), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to the number of Company Shares or Parent Common Stock outstanding after the date hereof and prior to the First Effective Time.

Section 3.2. Payment for Securities; Surrender of Certificates.

(a) Exchange Fund. Prior to the First Effective Time, Parent or Purchaser shall designate a bank or trust company reasonably acceptable to the Company to act as the exchange agent in connection with the First Merger (the “Exchange Agent”). The Exchange Agent shall also act as the agent for the Company’s stockholders for the purpose of receiving and holding their Form of Election in Merger and Certificates and Book-Entry Shares and shall obtain no rights or interests in the shares represented thereby. At or immediately after the First Effective Time, Parent or Purchaser shall deposit, or cause to be deposited, with the Exchange Agent (i) evidence of Parent Common Stock issuable pursuant to Section 3.1(a) in book-entry form equal to the aggregate Parent Common Stock portion of the Merger Consideration (excluding any Fractional Share Consideration), and (ii) cash in immediately available funds in an amount sufficient to pay the aggregate cash portion of the Merger Consideration, Fractional Share Consideration and any dividends under Section 3.2(f) (such evidence of book-entry shares of Parent Common Stock and cash amounts, together with any dividends or other distributions with respect thereto, the “Exchange Fund”), in each case, for the sole benefit of the holders of Company Shares. In the event the Exchange Fund shall be insufficient to pay the aggregate cash portion of the Merger Consideration, Fractional Share Consideration and any dividends under Section 3.2(f), Parent shall, or shall cause Parent or Purchaser to, promptly deposit additional funds with the Exchange Agent in an amount which is equal to the deficiency in the amount required to make such payment. Parent shall cause the Exchange Agent to make, and the Exchange Agent shall make, delivery of the Merger Consideration, including payment of the Fractional Share Consideration, and any amounts payable in respect of dividends or other distributions on shares of Parent Common Stock in accordance with Section 3.2(f) out of the Exchange Fund in accordance with this Agreement. The Exchange Fund shall not be used for any purpose that is not expressly provided for in this Agreement. The cash portion of the Exchange Fund shall be invested by the Exchange Agent as reasonably directed by Parent; provided, however, that any investment of such cash shall in all events be limited to direct short-term obligations of, or short-term obligations fully guaranteed as to principal and interest by, the U.S. government, in commercial paper rated P-1 or A-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, or in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $10 billion (based on the most recent financial statements of such bank that are then publicly available), and that no such investment or loss thereon shall affect the amounts payable to holders of Certificates or Book-Entry Shares pursuant to this Article III. Any interest and other income resulting from such investments shall be paid to the Surviving Company on the earlier of (A) one (1) year after the First Effective Time or (B) the full payment of the Exchange Fund.

(b) Procedures for Surrender. Promptly after the First Effective Time, Parent shall, and shall cause the Surviving Company to, cause the Exchange Agent to mail (and make available for collection by hand) to each holder of record of a certificate or certificates which immediately prior to the First Effective Time represented outstanding Company Shares (the “Certificates”) or non-certificated Company Shares represented by book-entry (“Book-Entry Shares”) and whose Company Shares were converted pursuant to Section 3.1 into the right to receive the Merger Consideration (i) a letter of transmittal, which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates (or affidavits of loss in lieu thereof) to the Exchange Agent and shall be in such form and have such other provisions as Parent may reasonably specify and (ii) instructions for effecting the surrender of the Certificates (or affidavits of loss in lieu thereof) or Book-Entry Shares in exchange for payment of the Merger Consideration into which such Company Shares have been converted pursuant to Section 3.1, including any amount payable in respect of Fractional Share Consideration in accordance with Section 3.6, and any dividends or other distributions on shares of Parent Common Stock in accordance with Section 3.2(f). Upon surrender of a Certificate (or an affidavit of loss in lieu thereof) or Book-Entry Share for cancellation to the Exchange Agent or to such other agent or agents as may be appointed by Parent or the Surviving Company, together with such letter of transmittal duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be required pursuant to such instructions, the holder of such Certificate or Book-Entry Share shall be entitled to receive in exchange therefor the applicable Merger Consideration pursuant to the provisions of this Article III, any Fractional Share Consideration that such holder has the right to receive pursuant to the provisions of Section 3.6, and any amounts that such holder has the right to receive in respect of dividends or other distributions on shares of Parent Common Stock in accordance with Section 3.2(f) for each Company Share formerly represented by such Certificate or Book-Entry Share, to be mailed (or made available for collection by hand if so elected by the surrendering holder) within five (5) business days following the later to occur of (x) the Election Deadline and the determination of pro ration pursuant to Section 3.1(e) or (y) the Exchange Agent’s receipt of such Certificate (or affidavit of loss in lieu thereof) or Book-Entry Share, and the Certificate (or affidavit of loss in lieu thereof) or Book-Entry Share so surrendered shall be forthwith cancelled. The Exchange Agent shall accept such Certificates (or affidavits of loss in lieu thereof) or Book-Entry Shares upon compliance with such reasonable terms and conditions as the Exchange Agent may impose to effect an orderly exchange thereof in accordance with normal exchange practices. If payment of the Merger Consideration is to be made to a Person other than the Person in whose name the surrendered Certificate is registered, it shall be a condition precedent of payment that (A) the Certificate so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer and (B) the Person requesting such payment shall have paid any transfer and other similar Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of the Certificate surrendered or shall have established to the satisfaction of the Surviving Company that such Tax either has been paid or is not required to be paid. Payment of the applicable Merger Consideration with respect to Book-Entry Shares shall only be made to the Person in whose name such Book-Entry Shares are registered. Until surrendered as contemplated by this Section 3.2, each Certificate and Book-Entry Share shall be deemed at any time after the First Effective Time to represent only the right to receive the applicable Merger Consideration as contemplated by this Article III, including any amount payable in respect of Fractional Share Consideration in accordance with Section 3.6, and any dividends or other distributions on shares of Parent Common Stock in accordance with Section 3.2(f), without interest thereon.

(c) Transfer Books; No Further Ownership Rights in Company Shares. At the First Effective Time, the stock transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers of Company Shares on the records of the Company. From and after the First Effective Time, the holders of Certificates outstanding immediately prior to the First Effective Time shall cease to have any rights with respect to such Company Shares except as otherwise provided for herein or by applicable Law. If, after the First Effective Time, Certificates or Book-Entry Shares are presented to the Surviving Company for any reason, they shall be cancelled and exchanged as provided in this Agreement.

(d) Termination of Exchange Fund; No Liability. At any time following twelve (12) months after the First Effective Time, Parent shall be entitled to require the Exchange Agent to deliver to it any funds (including any interest received with respect thereto) remaining in the Exchange Fund that have not been disbursed, or for which disbursement is pending subject only to the Exchange Agent’s routine administrative procedures, to holders of Certificates or Book-Entry Shares, and thereafter such holders shall be entitled to look only to the Surviving Company and Parent (subject to abandoned property, escheat or other similar Laws) as general creditors thereof with respect to the applicable Merger Consideration, including any amount payable in respect of Fractional Share Consideration in accordance with Section 3.6, and any dividends or other distributions on shares of Parent Common Stock in accordance with Section 3.2(f), payable upon due surrender of their Certificates or Book-Entry Shares and compliance with the procedures in Section 3.2(b), without any interest thereon. Notwithstanding the foregoing, none of the Surviving Company, Parent or the Exchange Agent shall be liable to any holder of a Certificate or Book-Entry Share for any Merger Consideration or other amounts delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(e) Lost, Stolen or Destroyed Certificates. In the event that any Certificates shall have been lost, stolen or destroyed, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact by the holder thereof, the applicable Merger Consideration payable in respect thereof pursuant to Section 3.1 hereof, including any amount payable in respect of Fractional Share Consideration in accordance with Section 3.6, and any dividends or other distributions on shares of Parent Common Stock in accordance with Section 3.2(f).

(f) Dividends or Distributions with Respect to Parent Common Stock. No dividends or other distributions with respect to Parent Common Stock with a record date after the First Effective Time shall be paid to the holder of any unsurrendered Certificate or Book-Entry Share with respect to the shares of Parent Common Stock issuable hereunder, and all such dividends and other distributions shall be paid by Parent to the Exchange Agent and shall be included in the Exchange Fund, in each case until the surrender of such Certificate or Book-Entry Share (or affidavit of loss in lieu thereof) in accordance with this Agreement. Subject to applicable Laws, following surrender of any such Certificate or Book-Entry Share (or affidavit of loss in lieu thereof) there shall be paid to the holder thereof, without interest, (i) the amount of dividends or other distributions with a record date after the First Effective Time theretofore paid with respect to such shares of Parent Common Stock to which such holder is entitled pursuant to this Agreement and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the First Effective Time but prior to such surrender and with a payment date subsequent to such surrender payable with respect to such shares of Parent Common Stock.

Section 3.3. Dissenter’s Rights.

(a) Notwithstanding anything to the contrary set forth in this Agreement, Company Shares issued and outstanding immediately prior to the First Effective Time (other than Cancelled Shares) and held by a holder who has not tendered into the Offer and properly exercised appraisal rights in respect of such shares in accordance with Section 262 of the DGCL (such shares being referred to collectively as the “Dissenting Shares” until such time as such holder fails to perfect, withdraws or otherwise loses such holder’s appraisal rights under Delaware Law with respect to such shares) shall not be converted into a right to receive the Merger Consideration but instead shall be entitled to payment of such consideration as may be determined to be due in accordance with Section 262 of the DGCL; provided, however, that if, after the First Effective Time, such holder fails to perfect, withdraws or otherwise loses such holder’s right to appraisal pursuant to Section 262 of the DGCL, or if a court of competent jurisdiction shall determine that such holder is not entitled to the relief provided by Section 262 of the DGCL, such Company Shares shall be treated as if they had been converted as of the First Effective Time into the right to receive the Merger Consideration in accordance with Section 3.1(a), without interest thereon, upon surrender of such Certificate formerly representing such share or transfer of such Book-Entry Shares, as the case may be.

(b) The Company shall give prompt notice to Parent of any demands received by the Company for appraisal of any Company Shares, of any withdrawals of such demands and of any other instruments served pursuant to the DGCL and received by the Company relating to Section 262 of the DGCL, and Parent shall have the opportunity to participate in and direct all negotiations and proceedings with respect to such demands. Prior to the First Effective Time, the Company shall not, without the prior written consent of Parent, make any payment with respect to, or settle or compromise or offer to settle or compromise, any such demand, or agree to do any of the foregoing.

Section 3.4. Treatment of Company Equity Awards.

(a) As of the First Effective Time, each Company Stock Option shall be cancelled and converted into the right to receive cash amount(s) equal to the product of: (i) the total number of Company Shares subject to such Company Stock Option multiplied by (ii) the excess, if any, of (x) the Cash Consideration over (y) the exercise price per Company Share of such Company Stock Option (the “Option Cash Payment”). With respect to the portion of the Option Cash Payment relating to any Vested Company Stock Option, such Option Cash Payment shall be payable (without interest and less applicable withholding Taxes) in a lump sum promptly following the Closing Date. With respect to the portion of the Option Cash Payment relating to any Unvested Company Stock Option, the Option Cash Payment shall be payable (without interest and less applicable withholding Taxes) through December 31 of the calendar year in which the Closing Date occurs (the “Delayed Payment Date”) at the same rate as the corresponding Unvested Company Stock Option would have vested under the vesting terms in place immediately prior to the First Effective Time had such Unvested Company Stock Option not been cancelled under this Agreement with any remaining unpaid Option Cash Payment as of the Delayed Payment Date payable (without interest and less applicable withholding Taxes) in a lump sum on or before the Delayed Payment Date, in all cases subject to the holder continuing to provide services to Parent or any of its Subsidiaries following the Closing Date (and further subject to any vesting acceleration provided for in the applicable Company Equity Plan, in any award agreement or other agreement, plan, policy, or arrangement applicable to such Company Stock Option or applicable to such Company Stock Options by reason of this Agreement or the Transactions). With respect to any Company Stock Option with performance-based vesting conditions that remains outstanding as of immediately prior to the First Effective Time, the performance goals will be deemed achieved at target levels and such Company Stock Option will be vested as of immediately prior to the First Effective Time to the same extent such Company Stock Option would have been had the performance goals been achieved at target levels following the end of the performance period(s) under the vesting schedule applicable to such Company Stock Option in place immediately prior to the First Effective Time.

(b) As of the First Effective Time, each Company RSU shall be cancelled and converted into the right to receive cash amount(s) equal to the product of: (i) the total number of

Company RSUs multiplied by (ii) the Cash Consideration (the “RSU Cash Payment”). With respect to the portion of the RSU Cash Payment relating to any Vested Company RSU, such RSU Cash Payment shall be payable (without interest and less applicable withholding Taxes) in a lump sum promptly following the Closing Date. With respect to the portion of the RSU Cash Payment relating to any Unvested Company RSU, the RSU Cash Payment shall be payable (without interest and less applicable withholding Taxes) through the Delayed Payment Date at the same rate as the corresponding Unvested Company RSU would have vested under the vesting terms in place immediately prior to the First Effective Time had such Unvested Company RSU not been cancelled under this Agreement with any remaining unpaid RSU Cash Payment payable (without interest and less applicable withholding Taxes) in a lump sum on or before the Delayed Payment Date, in all cases subject to the holder continuing to provide services to Parent or any of its Subsidiaries following the Closing Date (and further subject to any vesting acceleration provided for in the applicable Company Equity Plan, in any award agreement or other agreement, plan, policy, or arrangement applicable to such Company RSUs, or applicable to such Company RSUs by reason of this Agreement or the Transactions). With respect to any Company RSU with performance-based vesting conditions that remain outstanding as of immediately prior to the First Effective Time, the performance goals will be deemed achieved at target levels and such Company RSU will be vested as of immediately prior to the First Effective Time to the same extent such Company RSU would have been had the performance goals been achieved at target levels following the end of the performance period(s) under the vesting schedule applicable to such Company RSU in place immediately prior to the First Effective Time.

(c) Prior to the First Effective Time, the Company shall pass resolutions as are necessary for the treatment of the Company Equity Awards as contemplated by this Section 3.4.

(d) Prior to the Acceptance Time (i) each outstanding offering period then in progress (each, an “Offering Period”) under the Company’s Employee Stock Purchase Plan (the “ESPP”) shall terminate, (ii) each ESPP participant’s accumulated contributions under the ESPP shall be used to purchase Company Shares in accordance with the terms of the ESPP as of such time, and the funds, if any, that remain in the participants’ accounts after such purchase shall be returned to the participants and (iii) the ESPP shall terminate. No participant may elect to participate in the ESPP after the date of this Agreement, participants may not increase their payroll deduction percentages or purchase elections from those in effect on the date of this Agreement and no new offering period under the ESPP shall commence under the ESPP following the date of this Agreement. Prior to the Acceptance Time, the Company shall pass resolutions as are necessary for the treatment of the purchase rights under the ESPP and the termination of the ESPP as contemplated by this Section 3.4.

Section 3.5. Withholding. Parent, the Merger Subs, the First Surviving Corporation and the Surviving Company shall be entitled to deduct and withhold, or cause the Exchange Agent to deduct and withhold, from the consideration otherwise payable to a holder of Company Common Stock or Company Equity Awards pursuant to this Agreement, any amounts as are required to be withheld or deducted with respect to such consideration under the Code, or any applicable provisions of state, local or foreign Tax Law. To the extent that amounts are so withheld and timely remitted to the appropriate Governmental Entity, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of Company Common Stock or Company Equity Awards in respect of which such deduction and withholding was made.

Section 3.6. Fractional Shares. No certificate or scrip representing fractional shares of Parent Common Stock shall be issued upon the surrender for exchange of Certificates or Book-Entry Shares, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a stockholder of Parent. Notwithstanding any other provision of this Agreement, each holder of Company Shares converted pursuant to the First Merger who would otherwise have been entitled to receive a fraction of a share of Parent Common Stock (after aggregating all shares represented by the Certificates and Book-Entry Shares delivered by such holder) shall receive, in lieu thereof, cash, without interest, in an amount equal to such fractional part of a share of Parent Common Stock multiplied by the Parent Trading Price.

ARTICLE IV

REPRESENTATIONS AND

WARRANTIES OF THE COMPANY

Except as disclosed in the Company SEC Documents filed or furnished with the SEC since December 31, 2013 (including exhibits and other information incorporated by reference therein) and publicly available prior to the date hereof (but excluding any forward-looking disclosures set forth in any “risk factors” section, any disclosures in any “forward-looking statements” section and any other disclosures included therein to the extent they are predictive or forward-looking in nature), where the applicability of such disclosure as an exception to a particular representation is reasonably apparent on the face of such disclosure, or in the section or subsection of the disclosure letter delivered by the Company to Parent immediately prior to the execution of this Agreement (the “Company Disclosure Letter”) that specifically corresponds to such section or subsection of this Article IV (or in any other section or subsection of this Article IV if the applicability of such disclosure to such section or subsection of this Article IV is reasonably apparent on the face of such disclosure), the Company represents and warrants to Parent as set forth below.

Section 4.1. Qualification, Organization, Subsidiaries, etc.

(a) Each of the Company and the Company Subsidiaries is a legal entity duly organized, validly existing and, where such concept is recognized, in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation or other entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized (other than the Company), validly existing (other than the Company), qualified or, where relevant, in good standing, or to have such power or authority, would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. The Company has filed with the SEC, prior to the date of this Agreement, a complete and accurate copy of the Company Governing Documents as amended to the date hereof. The Company Governing Documents are in full force and effect and the Company is not in violation of either of the Company Governing Documents.

(b) All the issued and outstanding shares of capital stock of, or other equity interests in, each Company Subsidiary have been validly issued and are fully paid and nonassessable and are wholly owned, directly or indirectly, by the Company free and clear of all Liens, other than Permitted Liens.

Section 4.2. Capitalization.

(a) The authorized capital stock of the Company consists of 150,000,000 Company Shares and 1,000,000 shares of preferred stock, par value $0.0001 per share (“Company Preferred Stock”). As of March 2, 2015 (the “Company Capitalization Date”), (i)(A) 76,179,731 Company Shares were issued and outstanding, (B) no Company Shares were held in treasury and (C) no Company Shares were held by the Company Subsidiaries, (ii) 1,776,324 Company Shares were reserved for issuance pursuant to the Company Equity Plans, (iii) 454,346 Company Shares were reserved for issuance pursuant to the ESPP, and (iv) no shares of Company Preferred Stock were issued or outstanding. All the outstanding Company Shares are, and all Company Shares reserved for issuance as noted above shall be, when issued in accordance with the respective terms thereof, duly authorized, validly issued, fully paid and non-assessable and free of pre-emptive rights.

(b) Section 4.2(b) of the Company Disclosure Letter sets forth, as of the Company Capitalization Date, (i) the aggregate number of Company Shares that are subject to Company Stock Options, (ii) the aggregate number of Company Shares that are subject to Company RSUs, (iii) the name or identification number of each holder, (iv) the number of Company Shares subject to each Company Stock Option and Company RSU, (v) the grant date of each Company Stock Option and Company RSU and (vi) the exercise price for each Company Stock Option (in the case of clauses (iii), (iv), (iv) and (vi), on a holder-by-holder basis). The Company shall provide Parent, within three (3) business days prior to the anticipated Closing Date, a complete and correct list, as of such date, of all holders of Company Stock Options and Company RSUs, specifying, on a holder-by-holder basis, (i) the name of each holder, (ii) the number of Company Shares subject to each Company Stock Option and Company RSU, (iii) the grant date of each Company Stock Option and Company RSU, (iv) the exercise price for each Company Stock Option, (v) the vesting schedule of each Company Stock Option and Company RSU, (vi) the settlement schedule of each Company RSU, (vii) the Company Equity Plan under which each Company Stock Option and Company RSU was issued and (viii) the expiration date of each Company Stock Option. No Company Stock Option is intended to qualify as an “incentive stock option” under Section 422 of the Code and each Company Stock Option has been granted with a per-share exercise price at least equal to the per-share fair market value, as determined under Section 409A of the Code, of a Company Share on the applicable date of grant.

(c) Except as set forth in Section 4.2(a) and Section 4.2(b) above, as of the Company Capitalization Date: (i) the Company does not have any shares of capital stock or other voting securities issued or outstanding or reserved for issuance, and (ii) there are no outstanding subscriptions, options, warrants, puts, calls, exchangeable or convertible securities or other similar rights, agreements or commitments relating to the issuance of capital stock to which the Company or any of the Company Subsidiaries is a party obligating the Company or any of the Company Subsidiaries to (A) issue, transfer or sell any shares in the capital or other equity interests of the Company or any Company Subsidiary or securities convertible into or exchangeable for such shares or equity interests (in each case other than to the Company or a wholly owned Subsidiary of the Company); (B) grant, extend or enter into any such subscription, option, warrant, put, call, exchangeable or convertible securities or other similar right, agreement or commitment; (C) redeem or otherwise acquire any such shares in its capital or other equity interests; or (D) provide a material amount of funds to, or make any material investment (in the form of a loan, capital contribution or otherwise) in, any Company Subsidiary that is not wholly owned.

(d) Neither the Company nor any Company Subsidiary has outstanding bonds, debentures, notes or other similar obligations, the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the stockholders of the Company on any matter.

(e) There are no voting trusts or other agreements or understandings to which the Company or any Company Subsidiary is a party with respect to the voting of the capital stock or other equity interest of the Company or any Company Subsidiary.

Section 4.3. Corporate Authority.

(a) The Company has all requisite corporate power and authority to enter into this Agreement and to consummate the Transactions, including the Offer and the Mergers. The execution and delivery of this Agreement (including the agreement of merger, as such term is used in Section 251 of the DGCL) and the consummation of the Transactions have been duly and validly authorized by the Company Board of Directors and no other corporate proceedings on the part of the Company are necessary to authorize the consummation of the Transactions and the performance of the Company’s obligations under this Agreement, except for the filing of the First Certificate of Merger with the DSOS. On or prior to the date hereof, the Company Board of Directors has unanimously (i) determined that the terms of the Offer, the Mergers and the other Transactions are fair to, and in the best interests of, the Company and its stockholders, (ii) determined that it is in the best interests of the Company and its stockholders, and declared it advisable, to enter into this Agreement, (iii) approved the execution and delivery by the Company of this Agreement (including the agreement of merger, as such term is used in Section 251 of the DGCL), the performance by the Company of its covenants and agreements contained herein and the consummation of the Offer, the Mergers and the other Transactions upon the terms and subject to the conditions contained herein and (iv) resolved to recommend that the holders of shares of Company Common Stock accept the Offer and tender their shares of Company Common Stock to Purchaser pursuant to the Offer.

(b) The affirmative vote of the holders of a majority of the issued and outstanding Company Shares is the only vote of the holders of any class or series of Company capital stock that, absent Section 251(h) of the DGCL, would have been necessary under applicable Law and the Company’s certificate of incorporation and bylaws to adopt, approve or authorize this Agreement and consummate the First Merger.

(c) This Agreement has been duly and validly executed and delivered by the Company and, assuming this Agreement constitutes the valid and binding agreement of Parent and each of the Merger Subs, constitutes the valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency, examinership, reorganization, moratorium or other similar Laws, now or hereafter in effect, relating to creditors’ rights generally and (ii) equitable remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought (collectively, the “Enforceability Limitations”).

Section 4.4. Governmental Consents; No Violation.

(a) Other than in connection with or in compliance with (i) the provisions of the DGCL and the DLLCA, (ii) the Securities Act, (iii) the Exchange Act, (iv) the HSR Act, (v) any applicable requirements of other Antitrust Laws, and (vi) any applicable requirements of the Nasdaq and the Parent Stock Exchange, no authorization, consent or approval of, or filing with, any Governmental Entity is necessary, under applicable Law, for the consummation by the Company of the Transactions, except for such authorizations, consents, approvals or filings that, if not obtained or made, would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) The execution and delivery by the Company of this Agreement do not, and, except as described in Section 4.4(a), the consummation of the Transactions and compliance with the provisions hereof will not (i) result in any violation or breach of, or default or change of control (with or without notice or lapse of time, or both) under, or give rise to a right of, or result in, termination, modification, cancellation or acceleration of any material obligation or to the loss of a benefit under any contract or result in the creation of any Lien upon any of the properties (including Intellectual Property), rights or assets of the Company or any Company Subsidiaries, other than Permitted Liens, (ii) conflict with or result in any violation of any provision of the Company Governing Documents or (iii) conflict with or violate any Laws applicable to the Company or any of the Company Subsidiaries or any of their respective properties or assets, other than in the case of clauses (i) and (iii), any such violation, conflict, default, termination, cancellation, acceleration, right, loss or Lien that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c) The Company has not opted out of Section 251(h) of the DGCL in the Company Certificate or taken any other action to preclude the First Merger from being effected in accordance with Section 251(h) of the DGCL.

Section 4.5. SEC Reports and Financial Statements.

(a) From December 31, 2012 through the date of this Agreement, the Company has filed or furnished all forms, documents and reports required to be filed or furnished prior to the date hereof by it with the SEC (such forms, documents and reports, the “Company SEC Documents”). As of their respective dates, or, if amended, as of the date of (and giving effect to) the last such amendment made prior to the date hereof, the Company SEC Documents complied in all material respects with the requirements of the Sarbanes-Oxley Act, the Securities Act and the Exchange Act, as the case may be, and the applicable rules and regulations promulgated thereunder, and none of the Company SEC Documents contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b) The consolidated financial statements (including all related notes and schedules) of the Company included in the Company SEC Documents when filed complied as to form in all material respects with the applicable accounting requirements and the published rules and regulations of the SEC with respect thereto in effect at the time of such filing and fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries, as at the respective dates thereof, and the consolidated results of their operations and their consolidated cash flows for the respective periods then ended (subject, in the case of the unaudited statements, to normal year-end audit adjustments and to any other adjustments described therein, including the notes thereto) in conformity with United States Generally Accepted Accounting Principles (“GAAP”) (except, in the case of the unaudited statements, to the extent permitted by the SEC and as may be indicated therein or in the notes thereto) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto).

Section 4.6. Internal Controls and Procedures. The Company has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act. The Company’s disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by the Company in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes Oxley Act”). Since January 1, 2013, the Company’s principal executive officer and its principal financial officer have disclosed to the Company’s auditors and the audit committee of the Company Board of Directors (a) all known significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial information and (b) any known fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls.

Section 4.7. No Undisclosed Liabilities. Neither the Company nor any Company Subsidiary has any liabilities of any nature, whether or not accrued, contingent or otherwise, that would be required by GAAP to be reflected on a consolidated balance sheet of the Company and its consolidated Subsidiaries (or in the notes thereto), except (a) as disclosed, reflected or reserved against in the Company’s consolidated balance sheet (or the notes thereto) as of December 31, 2014 included in the Company SEC Documents filed or furnished on or prior to the date hereof, (b) for liabilities incurred in the ordinary course of business since December 31, 2014, (c) as expressly permitted or contemplated by this Agreement, (d) for liabilities which have been discharged or paid in full in the ordinary course of business, as of the date hereof and (e) for liabilities which, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.

Section 4.8. Absence of Certain Changes or Events.

(a) From December 31, 2014 through the date of this Agreement, there has not occurred any event, development, occurrence, or change that has had, or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) From December 31, 2014 through the date of this Agreement, neither the Company nor any Company Subsidiary has taken any action that would constitute a breach of Section 6.1(ii) (other than clauses (c), (g) and (o) and (solely to the extent relating to the foregoing clauses thereof) (p)) had such action been taken after the execution of this Agreement.

Section 4.9. Compliance with Laws; Permits.

(a) Each of the Company and each Company Subsidiary is, and since December 31, 2013 has been, in compliance with and is not in default under or in violation of any Laws applicable to the Company, such Subsidiaries or any of their respective properties or assets, except where such non-compliance, default or violation would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) The Company and the Company Subsidiaries are and, since December 31, 2013, have been in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders of any Governmental Entity necessary for the Company and the Company Subsidiaries to own, lease and operate their properties and assets or to carry on their businesses as they are now being conducted (the “Company Permits”), except where the failure to have any of the Company Permits would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. All Company Permits are in full force and effect, except where the failure to be in full force and effect would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c) Notwithstanding anything contained in this Section 4.7, no representation or warranty shall be deemed to be made in this Section 4.9 in respect of the matters referenced in Section 4.4, Section 4.5 or Section 4.12, or in respect of environmental, Tax, employee benefits or labor Laws matters.

Section 4.10. Environmental Laws and Regulations. Except for such matters as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect: (a) the Company and the Company Subsidiaries are now and have been since December 31, 2013 in compliance with all, and have not violated any, applicable Environmental Laws; (b) since

December 31, 2013, neither the Company nor any of the Company Subsidiaries has received any notice, demand letter, claim or request for information alleging that the Company or any of the Company Subsidiaries may be in violation of or subject to liability under any Environmental Law or are allegedly subject to any Removal, Remedial or Response actions; (c) neither the Company nor any of the Company Subsidiaries is subject to any order, decree, injunction or agreement with any Governmental Entity, or any indemnity or other agreement with any third party, imposing liability or obligations relating to any Environmental Law or any Hazardous Substance; and (d) the Company has all of the material Environmental Permits necessary for the conduct and operation of its business as now being conducted, and all such Environmental Permits are in good standing.

Section 4.11. Employee Benefit Plans.

(a) Section 4.11(a) of the Company Disclosure Letter sets forth, as of the date hereof, each material Company Benefit Plan. For purposes of this Agreement, “Company Benefit Plans” means each employee benefit plan (as defined in Section 3(3) of ERISA) and each bonus, stock, stock option or other equity-based compensation arrangement or plan, incentive, deferred compensation, retirement or supplemental retirement, severance, employment, change-in-control, collective bargaining, profit sharing, pension, vacation, cafeteria, dependent care, medical care, employee assistance program, education or tuition assistance programs, each insurance and other similar fringe or employee benefit, and each other compensatory or benefit plan, program, policy, agreement or arrangement, in each case for the benefit of current or former employees, directors or consultants (or any dependent or beneficiary thereof) of the Company or any Company Subsidiary or any of their ERISA Affiliates, or with respect to which the Company or any Company Subsidiary may have any obligation or liability (whether actual or contingent). With respect to each Company Benefit Plan, the Company has made available to Parent correct and complete copies of (or, to the extent no such copy exists, a description of), in each case, to the extent applicable, (i) all plan documents, summary plan descriptions, summaries of material modifications, and amendments related to such plans and any related trust agreement, annuity contract, insurance contract or documentation of any other funding arrangement; (ii) the most recent Form 5500 Annual Report; (iii) the most recent audited financial statement and actuarial valuation; (iv) all material filings and correspondence with any Governmental Entity; (v) all material related agreements, insurance contracts and other agreements which implement each such Company Benefit Plan; and (vi) results of non-discrimination testing for the two most recent years, if applicable.

(b) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (i) each of the Company Benefit Plans has been operated and administered in compliance with applicable Laws, including, but not limited to, ERISA, the Code and in each case the regulations thereunder; (ii) no Company Benefit Plan is subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code; (iii) no Company Benefit Plan provides benefits, including death or medical benefits (whether or not insured), with respect to current or former employees or directors of the Company or its Subsidiaries beyond their retirement or other termination of service, other than coverage mandated by the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”), or comparable U.S. state Law; (iv) no liability under Title IV of ERISA has been incurred by the Company, the Company

Subsidiaries or any of their respective ERISA Affiliates that has not been satisfied in full, and no condition exists that could cause the Company, the Company Subsidiaries or any of their ERISA Affiliates to incur a liability thereunder; (v) no Company Benefit Plan is a “multiemployer pension plan” (as such term is defined in Section 3(37) of ERISA) or a plan that has two or more contributing sponsors at least two of whom are not under common control, within the meaning of Section 4063 of ERISA; (vi) all contributions or other amounts payable by the Company or the Company Subsidiaries pursuant to each Company Benefit Plan in respect of current or prior plan years have been timely paid or accrued in accordance with GAAP or applicable international accounting standards; (vii) neither the Company nor any of the Company Subsidiaries has engaged in a transaction in connection with which the Company or any of the Company Subsidiaries could be subject to either a civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a tax imposed pursuant to Section 4975 or 4976 of the Code; and (viii) there are no pending, or to the knowledge of the Company, threatened or anticipated claims, actions, investigations or audits (other than routine claims for benefits) by, on behalf of or against any of the Company Benefit Plans or any trusts related thereto.

(c) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (i) each of the Company Benefit Plans intended to be “qualified” within the meaning of Section 401(a) of the Code has received a favorable determination letter or opinion letter as to its qualification, and (ii) there are no existing circumstances or any events that have occurred that would reasonably be expected to adversely affect the qualified status of any such plan. Each such favorable determination or opinion letter has been provided or made available to Parent.

(d) Except as set forth in Section 4.11(d) of the Company Disclosure Letter, neither the execution and delivery of this Agreement nor the consummation of the Transactions (either alone or in conjunction with any other event) will (i) result in any payment, whether in cash or property or the vesting of property (including severance, unemployment compensation, any payment that could reasonably be construed, individually or in combination with any other payment, to constitute an “excess parachute payment” (within the meaning of Section 280G(b)(1) of the Code), forgiveness of Indebtedness or otherwise), becoming due to any current or former director, employee or consultant of the Company or any Company Subsidiary under any Company Benefit Plan or otherwise, (ii) materially increase any compensation or benefits due to any current or former director, employee or consultant under any Company Benefit Plan or otherwise, or (iii) result in any acceleration of the time of payment, or result in the funding or vesting, of any compensation or benefits to any current or former director, employee or consultant under any Company Benefit Plan or otherwise. The Company has provided to Parent a good faith estimate of (A) the amount of each payment or benefit that could become payable to each “named executive officer” (as defined in Item 402(a)(3) of Regulation S-K promulgated under the Securities Act) under a Company Benefit Plan or other agreement or arrangement as a result of the transactions contemplated by this Agreement or an associated termination of employment or service, including as a result of accelerated vesting, and (B) the amount of the “excess parachute payments” within the meaning of Section 280G of the Code that could become payable to each such individual.

(e) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, each Company Benefit Plan, if any, which is maintained outside of the United States (i) has been operated in conformance with the applicable statutes or governmental regulations and rulings relating to such plans in the jurisdictions in which such Company Benefit Plan is present or operates and, to the extent relevant, the United States, (ii) if intended to qualify for special tax treatment, has met (and continues to meet) all requirements for such treatment, and (iii) if intended to be funded and/or book-reserved, is fully funded and/or book reserved, as appropriate, based upon reasonable actuarial assumptions.

(f) Each Company Benefit Plan has been maintained and operated in documentary and operational compliance in all materials respects with Section 409A of the Code or an available exemption therefrom. The Company is not a party to and it does not have any obligation under any Company Benefit Plan or any other agreement or arrangement to compensate any person for excise Taxes payable pursuant to Section 4999 of the Code or for additional Taxes payable pursuant to Section  409A of the Code.

Section 4.12. Regulatory Matters.

(a) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, each of the Company and the Company Subsidiaries holds all Company Regulatory Permits. As used herein, “Company Regulatory Permits” shall mean: (i) all authorizations, approvals and licenses under the United States Food, Drug and Cosmetic Act of 1938, as amended (the “FDCA”), the Public Health Service Act, as amended (the “PHSA”), and the regulations of the United States Food and Drug Administration (the “FDA”) promulgated thereunder, and (ii) authorizations, approvals and licenses of any applicable Governmental Entity that are concerned with the quality, identity, strength, purity, safety, efficacy, manufacturing, marketing, distribution, sale, pricing, import, export or other regulations of the Company Products (any such Governmental Entity, a “Company Regulatory Agency”) necessary for the lawful operating of the businesses of the Company or any Company Subsidiary. All material Company Regulatory Permits are valid and in full force and effect and the Company is in material compliance with the terms of all material Company Regulatory Permits.

(b) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the businesses of each of the Company and each Company Subsidiary are being and have been conducted in compliance with all applicable Company Healthcare Laws. As used herein “Company Healthcare Laws” shall mean: (i) the FDCA; (ii) the PHSA; (iii) federal Medicare and Medicaid statutes and related state or local statutes; (iv) state or provincial formulary and drug pricing statutes; (v) any comparable foreign Laws for any of the foregoing applicable in jurisdictions in which material quantities of any of the Company Products are sold or intended by the Company to be sold; (vi) federal, state or provincial criminal or civil Laws (including the federal Anti-Kickback Statute (42 U.S.C. §1320a-7(b)), Stark Law (42 U.S.C. §1395nn), False Claims Act (42 U.S.C. §1320a-7b(a)), Health Insurance Portability and Accountability Act of 1996 (42 U.S.C. §1320d et seq.), as amended by the Health Information Technology for Economic and Clinical Health Act, and any comparable federal, state, provincial or local Laws); (vii) state or provincial licensing, disclosure and reporting requirements; and (viii) the rules and regulations promulgated pursuant to all such applicable Laws, each as amended from time to time. All pre-clinical and clinical investigations in respect of a Company Product conducted or sponsored by each of the Company and the Company Subsidiaries, and submitted or intended to be submitted to any Company Regulatory Agency as a basis for product approval, are being and have been conducted in material compliance with all applicable Laws administered or issued by the applicable Company Regulatory Agencies, including (i) FDA regulations for the design, conduct, performance, monitoring, auditing, recording, analysis and reporting of clinical trials contained in Title 21 parts 50, 54, 56, 312, 314 and 320 of the Code of Federal Regulations, (ii) any applicable federal, state and provincial Laws restricting the collection, use and disclosure of individually identifiable health information and personal information.

(c) Since December 31, 2013, all reports, applications, documents, claims, permits and notices required to be filed, maintained or furnished to the FDA or any other Company Regulatory Agency by the Company and the Company Subsidiaries have been so filed, maintained or furnished, except where failure to file, maintain or furnish such reports, documents, claims, permits or notices would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. All such reports, documents, claims, permits and notices were complete and accurate in all material respects on the date filed (or were corrected in or supplemented by a subsequent filing filed prior to the date hereof). Since December 31, 2013, neither the Company nor any Company Subsidiaries, nor, to the knowledge of the Company, any officer, employee, agent or distributor of the Company or any of the Company Subsidiaries, has made an untrue statement of a material fact or a fraudulent statement to the FDA or any other Company Regulatory Agency, failed to disclose a material fact required to be disclosed to the FDA or any other Company Regulatory Agency, or committed an act, made a statement, or failed to make a statement, in each such case, related to the business of the Company or any of the Company Subsidiaries, that, at the time such disclosure was made, would reasonably be expected to provide a basis for the FDA to invoke its policy respecting “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities”, set forth in 56 Fed. Reg. 46191 (September 10, 1991) or for the FDA or any other Company Regulatory Agency to invoke any similar policy or to take any other regulatory or enforcement action against the Company, except for any act or statement or failure to make a statement that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect. Neither the Company nor any of the Company Subsidiaries, nor, to the knowledge of the Company, any officer, employee, agent or distributor of the Company or any of the Company Subsidiaries, has been debarred or convicted of any crime or engaged in any conduct for which debarment is mandated by 21 U.S.C. § 335a(a) or any similar Law or authorized by 21 U.S.C. § 335a(b) or any similar Law applicable in other jurisdictions in which material quantities of any of the Company Products are sold or intended by the Company to be sold. Since December 31, 2013, neither the Company nor any of the Company Subsidiaries, nor, to the knowledge of the Company, any officer, employee, agent or distributor of the Company or any of the Company Subsidiaries, has been excluded from participation in any federal health care program or convicted of any crime or engaged in any conduct for which such Person could be excluded from participating in any federal health care program under Section 1128 of the Social Security Act of 1935, as amended, or any similar Law or program.

(d) Since December 31, 2013, neither the Company nor any of the Company Subsidiaries have voluntarily or involuntarily initiated, conducted or issued, or caused to be initiated, conducted or issued, any material recall, field corrections, market withdrawal or replacement, safety alert, warning, “dear doctor” letter, or other notice or action to regulators or to wholesalers, distributors, retailers, healthcare professionals or patients relating to an alleged lack of safety, efficacy or regulatory compliance of any Company Product, other than notices or actions that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. To the knowledge of Company, there are no facts which are reasonably likely to cause, and the Company has not received any written notice from the FDA or any other Company Regulatory Agency regarding any FDA regulatory, compliance or enforcement action, including, but not limited to, (i) the recall, market withdrawal or replacement of any Company Product sold or intended to be sold by the Company or a Company Subsidiary (other than recalls, withdrawals or replacements that are not material to the Company or the Company Subsidiaries, taken as a whole), (ii) a termination or suspension of the manufacturing, marketing, or distribution of such Company Products, or (iii) a material negative change in reimbursement status of a Company Product, in each case other than as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(e) Notwithstanding anything contained in this Section 4.12, no representation or warranty shall be deemed to be made in this Section  4.12 in respect of environmental, Tax, employee benefits or labor Law matters.

Section 4.13. Tax Matters.

(a) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect:

(i) all Tax Returns that are required to be filed by or with respect to the Company or any of the Company Subsidiaries have been timely filed (taking into account any extension of time within which to file), and all such Tax Returns are true, complete and accurate;

(ii) the Company and the Company Subsidiaries have paid all Taxes due and owing by any of them, including any Taxes required to be withheld from amounts owing to any employee, creditor, or third party (in each case, whether or not shown on any Tax Return), other than Taxes for which adequate reserves have been established in accordance with GAAP on the financial statements of the Company and the Company Subsidiaries;

(iii) there is not pending or threatened in writing any audit, examination, investigation or other proceeding with respect to any Taxes of the Company or any of the Company Subsidiaries;

(iv) neither the Company nor any of the Company Subsidiaries has waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency;

(v) neither the Company nor any of the Company Subsidiaries has constituted a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code (or any similar provision of state, local, or non-U.S. Law) in the two years prior to the date of this Agreement;

(vi) none of the Company or any of the Company Subsidiaries is a party to any Tax allocation, sharing, indemnity, or reimbursement agreement or arrangement (other than any customary Tax indemnification provisions in ordinary course commercial agreements or arrangements that are not primarily related to Taxes) or has any liability for Taxes of any Person (other than the Company or any of the Company Subsidiaries) under U.S. Treasury Regulation Section 1.1502-6 (or any similar provision of state, local, or non-U.S. Law) or as transferee or successor;

(vii) there are no Liens for Taxes upon any property or assets of the Company or any of the Company Subsidiaries, except for the Permitted Liens; and

(viii) neither the Company nor any of the Company Subsidiaries has entered into any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2) (or any similar provision of state, local or non-U.S. Law).

(b) Neither the Company nor any of the Company Subsidiaries has knowledge of any facts or has taken or agreed to take any action that would reasonably be expected to prevent or impede the Offer and the Mergers, taken together, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

Section 4.14. Labor Matters. As of the date hereof, neither the Company nor any Company Subsidiary is a party to, or bound by, any collective bargaining agreement or other Contract with a labor union or labor organization. Neither the Company nor any Company Subsidiary is subject to a labor dispute, strike or work stoppage except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. There are no organizational efforts with respect to the formation of a collective bargaining unit presently being made or, to the knowledge of the Company, threatened involving employees of the Company or any Company Subsidiary, except for those the formation of which would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, there has not occurred and, to the knowledge of the Company, there is not threatened, any proceeding or suit against or affecting the Company or any Company Subsidiary relating to the alleged violation of any Laws pertaining to labor relations or employment matters, including any charge or complaint filed by an employee or union with the National Labor Relations Board, the Equal Employment Opportunity Commission, or any comparable Governmental Entity. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the Company and each Company Subsidiary are in compliance with all applicable Laws respecting labor, employment, fair employment practices, terms and conditions of employment, applicant and employee background checking, immigration and required documentation, workers’ compensation, occupational safety and health requirements, plant closings, wages and hours, worker classification, withholding of Taxes, employment discrimination, disability rights or benefits, equal opportunity, labor relations, employee leave issues and unemployment insurance and related matters.

Section 4.15. Investigation; Litigation. As of the date hereof, (a) there is no investigation or review pending (or, to the knowledge of the Company, threatened) by any Governmental Entity with respect to the Company or any Company Subsidiary or any of their respective properties, rights or assets, and (b) there are no claims, actions, suits or proceedings pending (or, to the knowledge of the Company, threatened) against the Company or any Company Subsidiary or any of their respective properties, rights or assets before, and there are no orders, judgments or decrees of, any Governmental Entity, which, in the case of clause (a) or (b), would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.16. Intellectual Property.

(a) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, either the Company or a Company Subsidiary owns, or is licensed or otherwise possesses legally enforceable rights to use, all Intellectual Property necessary for or material to their respective businesses as currently conducted. There are no pending or, to the knowledge of the Company, threatened claims against the Company or the Company Subsidiaries by any Person alleging that the conduct of the businesses of the Company and the Company Subsidiaries, as currently conducted, infringe, misappropriate or otherwise violate any valid and enforceable Intellectual Property of such Person or with respect to the ownership, validity, enforceability, infringement or misappropriation of any Intellectual Property, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, to the knowledge of the Company, the conduct of the businesses of the Company and the Company Subsidiaries does not infringe, misappropriate or otherwise violate any Intellectual Property or any other similar proprietary right of any Person. As of the date hereof, neither the Company nor any Company Subsidiaries has made any claim of infringement, misappropriation or violation by others of Intellectual Property owned by Company or any Company Subsidiary which infringement, misappropriation or violation would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) Section 4.16(b) of the Company Disclosure Schedule sets forth, with the owner, country(ies) or region, registration and application numbers and dates indicated, as applicable, all patents, trademarks, patent applications and trademark applications owned by the Company or any of its Subsidiaries (solely or jointly with any other Person) and that pertain to Imbruvica® (ibrutinib) that are issued or registered or that have been applied for and pending issuance or registration with any Governmental Entity. All fees, taxes, annuities and other payments associated with filing, prosecuting, issuing, recording, registering or maintaining any such patents or patent applications due or payable before or as of the date hereof have been paid in full in a timely manner to the proper Governmental Entity. Except as set forth on Section 4.16(b) of the Company

Disclosure Schedule, all Intellectual Property required to be listed on Section 4.16(b) of the Company Disclosure Schedule is owned solely by the Company or a Company Subsidiary and such ownership is free and clear of all Liens, except Permitted Liens.

(c) Except as set forth on Section 4.16(c) of the Company Disclosure Schedule, (i) there is no judgment or order outstanding against the Company or any Company Subsidiary, any Intellectual Property owned by the Company or any Company Subsidiary or, to the knowledge of the Company, licensed by the Company or any Company Subsidiary, in each case that would limit, in any material manner, the ability of the Company or any Company Subsidiary to exploit such Intellectual Property, and (ii) to the knowledge of the Company, none of the material Intellectual Property owned by the Company or any Company Subsidiary is the subject of any inter partes proceedings, including reexaminations, interferences, oppositions, or cancellations.

(d) To the knowledge of the Company, each employee of the Company or any Company Subsidiary who would reasonably be expected to be materially involved in the creation or development of Intellectual Property on behalf of the Company or any Company Subsidiary has executed an agreement that contains provisions assigning ownership of all Intellectual Property created by such individual pursuant to their activities as employees of the Company or a Company Subsidiary to the Company or such Company Subsidiary. The Company has a policy requiring each employee involved in the creation of an invention in the course of their activities as employees of the Company or a Company Subsidiary to execute a written assignment expressly assigning to the Company or such Company Subsidiary title in all such inventions.

(e) The Company has maintained in a diligent manner all inventor records, including notebooks. The Company has instructed all inventors of their obligation to continue to assist the Company in related patent prosecution and patent litigation.

Section 4.17. Real Property. Neither the Company nor any Company Subsidiary owns any real property. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) each material lease, sublease and other agreement under which the Company or any of its Subsidiaries uses or occupies or has the right to use or occupy any material real property at which the material operations of the Company and its Subsidiaries are conducted as of the date hereof (the “Company Leased Real Property”), is valid, binding and in full force and effect, subject to the Enforceability Limitations and (ii) no uncured default of a material nature on the part of the Company or, if applicable, its Subsidiary or, to the knowledge of the Company, the landlord thereunder exists with respect to any Company Leased Real Property. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and each of its Subsidiaries has a good and valid leasehold interest in or contractual right to use or occupy, subject to the terms of the lease, sublease or other agreement applicable thereto, the Company Leased Real Property, free and clear of all Liens, except for the Permitted Liens.

Section 4.18. Material Contracts.

(a) Except for this Agreement, Section 4.18 of the Company Disclosure Letter contains a complete and correct list, as of the date of this Agreement, of each Contract described below in this Section 4.18(a) under which the Company or any Company Subsidiary has any current or future rights, responsibilities, obligations or liabilities (in each case, whether contingent or otherwise) or to which any of their respective properties or assets is subject, in each case as of the date of this Agreement other than Company Benefit Plans listed on Section 4.11(a) of the Company Disclosure Letter (all Contracts of the type described in this Section 4.18(a) being referred to herein as the “Material Contract”):

(i) each Contract that limits in any material respect the freedom of the Company or any of its Subsidiaries to compete in any line of business, therapeutic area or geographic region, or with any Person, including any Contract that requires the Company and its Subsidiaries to work exclusively with any Person in any therapeutic area or geographic region, or which by its terms would so limit the freedom of Parent and its affiliates after the First Effective Time;

(ii) (A) any Contract providing for a partnership entity or joint venture entity, and (B) other than any Excluded Contract, any strategic alliance, collaboration, co-promotion or research and development project Contract, which, in the case of clause (B), is material to Company and its Subsidiaries, taken as a whole;

(iii) each acquisition or divestiture Contract or material licensing agreement that contains representations, covenants, indemnities or other obligations (including “earnout” or other contingent payment obligations) that would reasonably be expected to result in the receipt or making of future payments in excess of $10,000,000 in the twelve (12) month period following the date hereof;

(iv) any Contract under which the Company or any Company Subsidiary is granted any license, option or other right (including a covenant not to be sued or right to enforce or prosecute any patents) with respect to any Intellectual Property of a third party, which Contract is material to the Company and the Company Subsidiaries, taken as a whole, other than Excluded Contracts;

(v) any Contract under which the Company or any Company Subsidiary has granted to a third party any license, option or other right or immunity (including a covenant not to be sued or right to enforce or prosecute any patents) with respect to any Intellectual Property, which Contract is material to the Company and the Company Subsidiaries, taken as a whole, other than Excluded Contracts;

(vi) any Contract involving the settlement of any claim, action or proceeding or threatened claim, action or proceeding (or series of related, claims actions or proceedings) (A) which (x) may involve payments after the date hereof, or involved payments, in excess of $5,000,000 or (y) may impose, or imposed, monitoring or reporting obligations to any other Person outside the ordinary course of business or material restrictions on Parent or any Parent Subsidiary or (B) with respect to which material conditions precedent to the settlement have not been satisfied;

(vii) each Contract not otherwise described in any other subsection of this Section 4.18(a) pursuant to which the Company or any Company Subsidiary (A) is obligated to pay, or entitled to receive, payments in excess of $10,000,000 in the twelve (12) month period following the date hereof, or (B) has paid, or has received, payments in excess of $2,000,000 in fiscal year 2014, in each case, which cannot be terminated by the Company or such Company Subsidiary on less than sixty (60) days’ notice without material payment or penalty, other than ordinary course product or active ingredient purchase contracts;

(viii) each Contract relating to outstanding Indebtedness (or commitments in respect of Indebtedness) of the Company or the Company Subsidiaries for borrowed money or any financial guaranty thereof (whether incurred, assumed, guaranteed or secured by any asset) in an amount in excess of $5,000,000 or relating to any interest rate, currency or commodity derivatives or hedging transactions for which the aggregate exposure is reasonably expected to be in excess of $5,000,000, other than (A) Contracts solely among the Company and any wholly owned Company Subsidiary, (B) financial guarantees entered into in the ordinary course of business consistent with past practice not exceeding $2,500,000, individually or in the aggregate (other than surety or performance bonds, letters of credit or similar agreements entered into in the ordinary course of business consistent with past practice in each case to the extent not drawn upon), and (C) any Contracts relating to Indebtedness explicitly included in the consolidated financial statements in the Company SEC Documents;

(ix) each Contract between the Company or any Company Subsidiary, on the one hand, and any officer, director or affiliate (other than a wholly owned Company Subsidiary) of the Company or any Company Subsidiary or any of their respective “associates” or “immediate family” members (as such terms are defined in Rule 12b-2 and Rule 16a-1 of the Exchange Act), on the other hand, including any Contract pursuant to which the Company or any Company Subsidiary has an obligation to indemnify such officer, director, affiliate or family member, but not including any Company Benefit Plans;

(x) any material collective bargaining agreement or other material Contract with any labor union;

(xi) any Contract that involves the payment by the Company or a Company Subsidiary of any royalties or milestone payments;

(xii) any Contract relating to an Acquisition Proposal or a potential Acquisition Proposal executed prior to the date of this Agreement that includes a standstill provision that does not, by its terms, terminate upon the execution of this Agreement; and

(xiii) any Contract not otherwise described in any other subsection of this Section 4.18(a) that would constitute a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) with respect to the Company.

(b) True, correct and complete copies of each Material Contract have been made available to Parent prior to the date hereof. Neither the Company nor any Company Subsidiary is in material breach of or default under the terms of any Material Contract, or has received any written notice alleging that the Company or any Company Subsidiary is in material breach or default under the terms of any Material Contract. To the knowledge of the Company, as of the date hereof, no other party to any Material Contract is in breach of or default under the terms of any Material Contract where such breach or default would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each Material Contract is a valid and binding obligation of the Company or the Company Subsidiary which is party thereto and, to the knowledge of the Company, of each other party thereto, and is in full force and effect, subject to the Enforceability Limitations.

Section 4.19. Insurance. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, as of the date hereof, (a) all current, material insurance policies and Contracts of the Company and the Company Subsidiaries are in full force and effect and are valid and enforceable and cover against the risks as are customary in all material respects for companies of similar size in the same or similar lines of business, (b) all premiums due thereunder have been paid and (c) there has been no material erosion of applicable limits thereunder. Neither the Company nor any of the Company Subsidiaries has received notice of cancellation or termination with respect to any material third party insurance policies or Contracts (other than in connection with normal renewals of any such insurance policies or Contracts).

Section 4.20. Information Supplied. The information relating to the Company and the Company Subsidiaries to be contained in the Offer Documents, the Schedule 14D-9 and the Form S-4 will not, on the date the Offer Documents and the Schedule 14D-9 (and any amendment or supplement thereto) are first mailed to the stockholders of the Company or at the time the Form S-4 (and any amendment or supplement thereto) is filed with the SEC, is declared effective or is mailed to the holders of Company Shares, or on the date that the Offer is consummated, contain any untrue statement of any material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, at the time and in light of the circumstances under which they were made, not false or misleading. The Schedule 14D-9 will comply in all material respects as to form with the requirements of the Exchange Act and the rules and regulations promulgated thereunder. Notwithstanding the foregoing provisions of this Section 4.20, no representation or warranty is made by the Company with respect to information or statements made or incorporated by reference in the Offer Documents, the Schedule 14D-9, or the Form S-4 which were not supplied by or on behalf of the Company.

Section 4.21. Opinions of Financial Advisor. The Company Board of Directors has received (i) the opinion of Centerview Partners LLC to the effect that, as of the date of such opinion, and subject to the assumptions and limitations set forth therein, the aggregate Merger Consideration to be paid to the holders of Company Shares (other than Cancelled Shares, Dissenting Shares and any Company Shares held by any affiliate of Parent) is fair from a financial point of view, to such holder, and (ii) the opinion of J.P. Morgan Securities LLC, dated the date of this Agreement, as to the fairness, from a financial point of view, of the aggregate Merger Consideration to be received by the stockholders of the Company.

Section 4.22. State Takeover Statutes. Assuming the accuracy of Parent’s representations and warranties in the first sentence of Section 5.15, (i) the Company Board of Directors has taken all action necessary to render inapplicable to this Agreement and the Transactions Section 203 of the DGCL and any similar provisions in the Company Governing Documents or any other Takeover Statute and (ii) to the knowledge of the Company, no other Takeover Statute is applicable to the Transactions.

Section 4.23. Finders and Brokers. Other than Centerview Partners LLC and J.P. Morgan Securities LLC, neither the Company nor any Company Subsidiary has employed any investment banker, broker or finder in connection with the Transactions who might be entitled to any fee or any commission in connection with this Agreement or upon consummation of the Offer or the Mergers.

Section 4.24. No Other Representations. Except for the representations and warranties contained in Article IV, the Company acknowledges that neither Parent nor any Representative of Parent makes, and the Company acknowledges that it has not relied upon or otherwise been induced by, any other express or implied representation or warranty with respect to Parent or with respect to any other information provided or made available to the Company in connection with the Transactions, including any information, documents, projections, forecasts or other material made available to the Company or to the Company’s Representatives in certain “data rooms” or management presentations in expectation of the Transactions.

ARTICLE V

REPRESENTATIONS AND WARRANTIES

OF PARENT AND MERGER SUBS

Except as disclosed in the Parent SEC Documents (but excluding any forward looking disclosures set forth in any “risk factors” section, any disclosures in any “forward looking statements” Section and any other disclosures included therein to the extent they are predictive or forward looking in nature), where the applicability of such disclosure as an exception to a particular representation is reasonably apparent on the face of such disclosure, or in section or subsection of the disclosure letter delivered by Parent to the Company immediately prior to the execution of this Agreement (the “Parent Disclosure Letter”) that specifically corresponds to such section or subsection of this Article V (or in any other section or subsection of this Article V if the applicability of such disclosure to such section or subsection of this Article V is reasonably apparent on the face of such disclosure), Parent and Merger Subs jointly and severally represent and warrant to the Company as set forth below.

Section 5.1. Qualification, Organization, Subsidiaries, etc.

(a) Each of Parent, the Merger Subs and the Parent Subsidiaries is a legal entity duly organized, validly existing and, where such concept is recognized, in good standing under the

Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation or other entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized (other than Parent), validly existing (other than Parent), qualified or, where relevant, in good standing, or to have such power or authority, would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. Parent has filed with the SEC, prior to the date of this Agreement, complete and accurate copies of the charter and bylaws of Parent as amended to the date hereof (the “Parent Governing Documents”). The Parent Governing Documents are in full force and effect and Parent is not in violation of the Parent Governing Documents.

(b) All the issued and outstanding shares of capital stock of, or other equity interests in, each Parent Subsidiary have been validly issued and are fully paid and nonassessable and are wholly owned, directly or indirectly, by Parent free and clear of all Liens, other than Parent Permitted Liens.

Section 5.2. Capitalization.

(a) The authorized capital stock of Parent consists of 4,000,000,000 shares of Parent Common Stock, and 200,000,000 shares of preferred stock, par value $0.01 per share (“Parent Preferred Stock”). As of February 27, 2015 (the “Parent Capitalization Date”), (i)(A) 1,592,549,075 shares of Parent Common Stock were issued and outstanding and (B) 23,689,929 shares of Parent Common Stock were held in treasury, (ii) 125,181,427 shares of Parent Common Stock were reserved for issuance pursuant to the Parent Equity Plans, and (iii) no shares of Parent Preferred Stock were issued and outstanding. All the outstanding Parent Common Stock are, and all Parent Common Stock reserved for issuance as noted above shall be, when issued in accordance with the respective terms thereof, duly authorized, validly issued, fully paid and non-assessable and free of pre-emptive rights.

(b) Section 5.2 of the Parent Disclosure Letter sets forth with respect to Parent the categories of Parent equity interests outstanding under Parent’s 2013 Incentive Stock Program (such types of equity awards, collectively, the “Parent Equity Awards”), in each case as of the Parent Capitalization Date.

(c) Except as set forth in Section 5.2(a) and Section 5.2(b) above, as of the date hereof: (i) Parent does not have any shares issued or outstanding other than shares of Parent Common Stock that have become outstanding after the Parent Capitalization Date, but were reserved for issuance as set forth in Section 5.2(a)(i) above, and (ii) there are no outstanding subscriptions, options, warrants, puts, calls, exchangeable or convertible securities or other similar rights, agreements or commitments relating to the issuance of shares to which Parent or any of Parent Subsidiaries is a party obligating Parent or any of Parent Subsidiaries to (i) issue, transfer or sell any shares or other equity interests of Parent or any Parent Subsidiary or securities convertible into or exchangeable for such shares or equity interests (in each case other than to Parent or a wholly owned

Subsidiary of Parent); (ii) grant, extend or enter into any such subscription, option, warrant, put, call, exchangeable or convertible securities or other similar right, agreement or commitment; (iii) redeem or otherwise acquire any such shares or other equity interests; or (iv) provide a material amount of funds to, or make any material investment (in the form of a loan, capital contribution or otherwise) in, any Parent Subsidiary that is not wholly owned.

(d) Neither Parent nor any Parent Subsidiary has outstanding bonds, debentures, notes or other similar obligations, the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the stockholders of Parent on any matter.

(e) There are no voting trusts or other agreements or understandings to which Parent or any of its Subsidiaries is a party with respect to the voting of the shares or other equity interest of Parent or any of its Subsidiaries.

Section 5.3. Corporate Authority.

(a) Parent and each of the Merger Subs have all requisite corporate or similar power and authority to enter into this Agreement and, to consummate the Transactions, including the Offer and the Mergers. The execution and delivery of this Agreement and the consummation of the Transactions have been duly and validly authorized by all necessary corporate action of Parent and each of the Merger Subs and no other corporate proceedings on the part of Parent or any Parent Subsidiary are necessary to authorize the consummation of the Transactions.

(b) This Agreement has been duly and validly executed and delivered by Parent and each of the Merger Subs and, assuming this Agreement constitutes the valid and binding agreement of the Company, constitutes the valid and binding agreement of Parent and each of the Merger Subs, enforceable against Parent and each of the Merger Subs in accordance with its terms, subject to the Enforceability Limitations.

Section 5.4. Governmental Consents; No Violation.

(a) Other than in connection with or in compliance with (i) the DGCL and the DLLCA, (ii) the Securities Act, (iii) the Exchange Act, (iv) the HSR Act, (v) any applicable requirements of other Antitrust Laws, and (vi) any applicable requirements of the Nasdaq and the Parent Stock Exchange, no authorization, consent or approval of, or filing with, any Governmental Entity is necessary, under applicable Law, for the consummation by Parent and each of the Merger Subs of the Transactions, except for such authorizations, consents, approvals or filings that, if not obtained or made, would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) The execution and delivery by Parent and each of the Merger Subs of this Agreement do not, and, except as described in Section 5.4(a), the consummation of the Transactions and compliance with the provisions hereof will not (i) result in any violation or breach of, or default or change of control (with or without notice or lapse of time, or both) under, or give rise to a right of, or result in, termination, modification, cancellation or acceleration of any material obligation or to the loss of a material benefit under any material Contract, loan, guarantee of Indebtedness or credit agreement, note, bond, mortgage, indenture, lease, permit, concession, franchise or right binding upon Parent or any of Parent’s Subsidiaries or result in the creation of any Lien upon any of the properties, rights or assets of Parent or any of Parent’s Subsidiaries, other than Parent Permitted Liens, (ii) conflict with or result in any violation of any provision of the Parent Governing Documents or (iii) conflict with or violate any Laws applicable to Parent or any of Parent’s Subsidiaries or any of their respective properties or assets, other than in the case of clauses (i) and (iii), any such violation, conflict, default, termination, cancellation, acceleration, right, loss or Lien that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.5. SEC Reports and Financial Statements.

(a) From January 1, 2013 through the date of this Agreement, Parent has filed or furnished all material forms, documents and reports required to be filed or furnished prior to the date hereof by them with the SEC (such forms, documents and reports the “Parent SEC Documents”). As of their respective dates, or, if amended, as of the date of (and giving effect to) the last such amendment made prior to the date hereof, the Parent SEC Documents complied in all material respects with the requirements of the Sarbanes-Oxley Act, the Securities Act and the Exchange Act, as the case may be, and the applicable rules and regulations promulgated thereunder, and none of the Parent SEC Documents contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b) The consolidated financial statements (including all related notes and schedules) of Parent included in the Parent SEC Documents when filed complied as to form in all material respects with the applicable accounting requirements and the published rules and regulations of the SEC with respect thereto in effect at the time of such filing and fairly present in all material respects the consolidated financial position of Parent and its consolidated Subsidiaries, as at the respective dates thereof, and the consolidated results of their operations and their consolidated cash flows for the respective periods then ended (subject, in the case of the unaudited statements, to normal year-end audit adjustments and to any other adjustments described therein, including the notes thereto) in conformity with GAAP (except, in the case of the unaudited statements, to the extent permitted by the SEC and as may be reflected therein or in the notes thereto) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto).

Section 5.6. Internal Controls and Procedures. Parent has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act. Parent’s disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by Parent in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to Parent’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. Since January 1, 2013, Parent’s principal executive officer and its principal financial officer have disclosed to Parent’s auditors and the audit committee of the Parent Board of Directors (a) all known significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect in any material respect Parent’s ability to record, process, summarize and report financial information and (b) any known fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal controls.

Section 5.7. No Undisclosed Liabilities. Neither Parent nor any Parent Subsidiary has any liabilities of any nature, whether or not accrued, contingent or otherwise, that would be required by GAAP to be reflected on a consolidated balance sheet of Parent and its consolidated Subsidiaries (or in the notes thereto), except (a) as disclosed, reflected or reserved against in Parent’s consolidated balance sheet (or the notes thereto) as of February 15, 2015 included in Parent SEC Documents filed or furnished on or prior to the date hereof, (b) liabilities incurred in the ordinary course of business since February 15, 2015, (c) as expressly permitted or contemplated by this Agreement, (d) for liabilities which have been discharged or paid in full in the ordinary course of business, as of the date hereof, and (e) for liabilities which, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect.

Section 5.8. Absence of Certain Changes or Events.

(a) From February 15, 2015 through the date of this Agreement, there has not occurred any event, development, occurrence, or change that has had, or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) From February 15, 2015 through the date of this Agreement, neither Parent nor any Parent Subsidiary has taken any action that would constitute a breach of Section 6.2(ii).

Section 5.9. Compliance with Law.

(a) Parent and each of Parent’s Subsidiaries are in compliance with and are not in default under or in violation of any Laws, applicable to Parent, such Subsidiaries or any of their respective properties or assets, except where such non-compliance, default or violation would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) Parent and Parent’s Subsidiaries are and have been in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders of any Governmental Entity necessary for Parent and Parent’s Subsidiaries to own, lease and operate their properties and assets or to carry on their businesses as they are now being conducted (the “Parent Permits”), except where the failure to have any of the Parent Permits would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. All Parent Permits are in full force and effect, except where the failure to be in full force and effect would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.10. Investigations; Litigation. As of the date hereof, (a) there is no investigation or review pending (or, to the knowledge of Parent, threatened) by any Governmental Entity with respect to Parent or any of Parent’s Subsidiaries or any of their respective properties, rights or assets, and (b) there are no claims, actions, suits or proceedings pending (or, to the knowledge of Parent, threatened) against Parent or any of Parent’s Subsidiaries or any of their respective properties, rights or assets before, and there are no orders, judgments or decrees of, any Governmental Entity, which, in the case of clause (a) or (b), would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.11. Information Supplied. The information relating to Parent, its Subsidiaries, and the Merger Subs to be contained in the Offer Documents, the Schedule 14D-9 and the Form S-4 will not, on the date the Offer Documents and the Schedule 14D-9 (and any amendment or supplement thereto) are first mailed to stockholders of the Company or at the time the Form S-4 (and any amendment or supplement thereto) is filed with the SEC, is declared effective or is mailed to the holders of the Company Shares, contain any untrue statement of any material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, at the time and in light of the circumstances under which they were made, not false or misleading. The Offer Documents and the Form S-4 will comply in all material respects as to form with the requirements of both the Exchange Act and the Securities Act and the rules and regulations promulgated thereunder. Notwithstanding the foregoing provisions of this Section 5.11, no representation or warranty is made by Parent with respect to information or statements made or incorporated by reference in the Offer Documents, the Schedule 14D-9, or the Form S-4 which were not supplied by or on behalf of Parent

Section 5.12. Availability of Financing.

Parent has, or will have available to it as of the Acceptance Time and at the Closing, sufficient cash to enable Purchaser to consummate the transactions contemplated by this Agreement, including payment of the Cash Consideration at the Acceptance Time and the Merger Consideration at the Closing, and to pay all related fees and expenses of Parent, Purchaser and Merger Sub 2.

Section 5.13. Maintenance of 2015 Budget. Parent has reviewed the Company’s annual operating budget for fiscal year 2015 made available to Parent prior to the date hereof, and Parent currently intends to provide the Surviving Company with at least the amount of resources contemplated by such annual operating budget.

Section 5.14. Finders and Brokers. Other than Morgan Stanley & Co. LLC, neither Parent nor any of its Subsidiaries has employed any investment banker, broker or finder in connection with the Transactions who might be entitled to any fee or any commission in connection with or upon consummation of the Offer and the Mergers.

Section 5.15. Stock Ownership. Parent is not, nor at any time for the past three years has been, an “interested stockholder” of the Company as defined in Section 203 of the DGCL. Neither Parent nor any Parent Subsidiaries directly or indirectly owns, and at all times for the past three years, neither Parent nor any Parent Subsidiaries has owned, beneficially or otherwise, any Company Shares.

Section 5.16. No Merger Sub Activity. Since the date of their formation, the Merger Subs have not engaged in any activities other than in connection with this Agreement.

Section 5.17. Tax Matters. Neither Parent nor Merger Subs has knowledge of any facts or has taken or agreed to take any action that would reasonably be expected to prevent or impede the Offer and the Mergers, taken together, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

Section 5.18. No Other Representations. Except for the representations and warranties contained in Article IV, Parent acknowledges that neither the Company nor any Representative of the Company makes, and Parent acknowledges that it has not relied upon, any other express or implied representation or warranty with respect to the Company or any of its Subsidiaries or with respect to any other information provided or made available to Parent in connection with the Transactions, including any information, documents, projections, forecasts or other material made available to Parent or to Parent’s Representatives in certain “data rooms” or management presentations in expectation of the Transactions.

ARTICLE VI

COVENANTS RELATING TO CONDUCT OF BUSINESS

PENDING THE FIRST MERGER

Section 6.1. Conduct of Business by the Company Pending the Closing. The Company agrees that between the date of this Agreement and date of the First Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 9.1, except (a) as set forth in Section 6.1 of the Company Disclosure Letter, (b) as specifically permitted or required by this Agreement, (c) as required by Law or (d) as consented to in writing (including via email from the person named under Section 10.5 to receive notices on behalf of Parent hereunder) by Parent (which consent shall not be unreasonably withheld, conditioned or delayed), the Company (i) shall and shall cause each Company Subsidiary to, conduct its business in all material respects in the ordinary course of business consistent with past practice, including by using commercially reasonable efforts to preserve intact its and their present business organizations and to preserve its and their present relationships with customers, suppliers, Governmental Entities and other Persons with whom it and they have material business relations; provided, however, that no action that is expressly permitted by any of clauses (a) through (p) of Section 6.1(ii) shall be deemed a breach of this clause (i), and (ii) agrees that between the date of this Agreement and the First Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 9.1, the Company shall not, and shall not permit any Company Subsidiary to:

(a) authorize, declare or pay any dividends on or make any distribution with respect to its outstanding shares of capital stock (whether in cash, assets, shares or other securities) or enter into any agreement with respect to voting of its capital stock;

(b) split, combine, reduce or reclassify any of its capital stock, or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for, shares of its capital stock, except for any such transaction by a wholly owned Company Subsidiary which remains a wholly owned Company Subsidiary after consummation of such transaction;

(c) except as required by applicable Law or any Company Benefit Plan in existence as of the date hereof, (i) increase the compensation or benefits payable or to become payable, or pay any amount not required to be paid, to any current or former directors, executive officers, employees or consultants of the Company or any Company Subsidiary or affiliate (each, a “Service Provider”) other than increases to Service Providers that are employees (other than executive officers) or consultants in annual base salaries or wages and target annual cash incentive opportunities at times and in amounts in the ordinary course of business consistent with past practice during the twelve (12) months prior to the date of this Agreement, (ii) grant to any Service Provider severance or termination pay, (iii) pay or award, or commit to pay or award, any bonuses or incentive compensation (including equity-based incentive compensation) to any Service Provider other than (with respect to Service Providers who are not executive officers) in the ordinary course of business consistent with past practice, (iv) enter into any employment, severance, or retention agreement (excluding offer letters that provide for no severance or change in control benefits, other than severance benefits provided to similarly situated employees under Company Benefit Plans in the ordinary course of business consistent with past practice) with any Service Provider or prospective Service Provider, (v) establish, adopt, enter into, amend or terminate any collective bargaining agreement or Company Benefit Plan, or any plan that would be a Company Benefit Plan if in effect on the date hereof, except (A) any amendments in the ordinary course of business consistent with past practice that do not contravene the other covenants set forth in this clause (c) or materially increase the cost to the Company, in the aggregate, of maintaining such Company Benefit Plan, or (B) as otherwise permitted by this Agreement (including this subsection (c)), (vi) establish or fund any “rabbi trust” or (vii) hire or terminate (other than for cause) any employee or consultant, other than in the ordinary course of business consistent with past practice;

(d) make any change in financial accounting policies or procedures or any of its methods of reporting income, deductions or other material items for financial accounting purposes, except as required by GAAP, applicable Law or SEC policy;

(e) authorize or announce an intention to authorize, or enter into agreements providing for, or consummate, any acquisitions of an equity interest in or a substantial portion of the assets of any Person or any business or division thereof, or any mergers, consolidations or business combinations, except for transactions between the Company and a wholly owned Company Subsidiary or between wholly owned Company Subsidiaries;

(f) amend the Company Governing Documents or restructure, reorganize, dissolve or liquidate the Company or any Company Subsidiary;

(g) issue, deliver, grant, sell, pledge, dispose of or encumber, or authorize the issuance, delivery, grant, sale, pledge, disposition or encumbrance of, any shares in its capital stock, voting securities or other equity interest in the Company or any Company Subsidiary or any securities convertible into or exchangeable for any such shares, voting securities or equity interest, or any rights, warrants or options to acquire any such shares in its capital stock, voting securities or equity interest or any “phantom” stock, “phantom” stock rights, stock appreciation rights or stock based performance units or grant, modify the exercisability or vesting of, or take any action to cause to be exercisable any otherwise unexercisable Company Equity Award under any existing Company Equity Plan (except as otherwise required by the express terms of any Company Equity Award outstanding on the date hereof), other than (i) issuances of Company Shares in respect of any exercise of Company Stock Options, the vesting or settlement of Company Equity Awards outstanding on the date hereof, or, subject to Section 3.4(d), the purchase of Company Shares under the ESPP and, in all cases, in accordance with their respective present terms, (ii) issuances or grants of Company Equity Awards to (x) newly hired employees or (y) existing employees under “refresh” grant policies, in each case under an existing Company Equity Plan and with values and material terms that are, individually and in the aggregate, not more favorable to such employees than values and material terms of Company Equity Awards made in the ordinary course of business consistent with past practice or (iii) transactions between the Company and a wholly owned Company Subsidiary or between wholly owned Company Subsidiaries;

(h) directly or indirectly, purchase, redeem or otherwise acquire any shares in its capital or any rights, warrants or options to acquire any such shares in its capital, except for (i) acquisitions of Company Shares tendered by holders of Company Equity Awards in order to satisfy obligations to pay the exercise price and/or Tax withholding obligations with respect thereto in accordance with the terms of such Company Equity Awards, (ii) the redemption for no consideration by the Company of Company Equity Awards in connection with the forfeiture of such awards in accordance with the terms of such Company Equity Awards, and (iii) transactions between the Company and a wholly owned Company Subsidiary or between wholly owned Company Subsidiaries;

(i) redeem, repurchase, prepay (other than prepayments of revolving loans), defease, incur, assume, endorse, guarantee or otherwise become liable for or modify in any material respects the terms of any Indebtedness for borrowed money or any interest rate, currency or commodity derivatives or hedging transactions, or issue or sell any debt securities or calls, options, warrants or other rights to acquire any debt securities (directly, contingently or otherwise), except for (i) any Indebtedness for borrowed money among the Company and its wholly owned Company Subsidiaries or among wholly owned Company Subsidiaries, (ii) guarantees by the Company of Indebtedness for borrowed money of Company Subsidiaries or guarantees by Company Subsidiaries of Indebtedness for borrowed money of the Company or any Company Subsidiary, which Indebtedness is incurred in compliance with this clause (i), and (iii) Indebtedness for borrowed money not to exceed $5,000,000 in aggregate principal amount outstanding or any interest rate, currency or commodity derivatives or hedging transactions for which the aggregate exposure is reasonably expected to be in excess of $5,000,000, in each case, at any time incurred by the Company or any of the Company Subsidiaries; provided that nothing contained herein shall prohibit the Company and the Company Subsidiaries from making guarantees or obtaining letters of credit or surety bonds for the benefit of commercial counterparties in the ordinary course of business consistent with past practice;

(j) make any loans, advances or capital contributions to any other Person, except for loans among the Company and its wholly owned Company Subsidiaries or among the Company’s wholly owned Company Subsidiaries;

(k) sell, lease, license, transfer, exchange, swap or otherwise dispose of, or subject to any Lien (other than Permitted Liens), any of its properties or assets (including shares in the capital of its or the Company Subsidiaries and any Intellectual Property), except (i) pursuant to existing agreements in effect and disclosed to Parent prior to the execution of this Agreement, (ii) in the case of Liens, as required in connection with any Indebtedness permitted to be incurred pursuant to Section 6.1(ii)(i), (iii) sales of inventory, or dispositions of obsolete or worthless equipment, in the ordinary course of business, (iv) licenses of non-material Intellectual Property that do not relate to Imbruvica® (ibrutinib), either (A) in the ordinary course of business or (B) in connection with a compromise or settlement of any material claim, litigation, investigation or proceeding permitted by Section 6.1(ii)(l), (v) such transactions with neither a fair market value of the assets or properties nor an aggregate purchase price that exceeds $5,000,000 in the aggregate that do not relate to Imbruvica® (ibrutinib) and (vi) for transactions among the Company and its wholly owned Company Subsidiaries or among wholly owned Company Subsidiaries;

(l) compromise or settle any claim, litigation, investigation or proceeding, in each case made or pending by or against the Company or any of the Company Subsidiaries (including any compromise or settlement with respect to matters in which any of them is a plaintiff), or any of their officers and directors in their capacities as such, other than the compromise or settlement of claims, litigation, investigations or proceedings that: (i) is for an amount (in excess of insurance proceeds) not to exceed, for any such compromise or settlement individually or in the aggregate, $5,000,000, (ii) does not impose any injunctive or equitable relief or actions that would have a material effect on the operations of the Company and the Company Subsidiaries, (iii) does not provide for the license of any material Intellectual Property and (iv) does not relate to Imbruvica® (ibrutinib);

(m)make or change any material Tax election, change any Tax accounting period for purposes of a material Tax or material method of Tax accounting, file any material amended Tax Return, settle or compromise any audit or proceeding relating to a material amount of Taxes, except in the ordinary course of business agree to an extension or waiver of the statute of limitations with respect to a material amount of Taxes, enter into any “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of state, local, or non-U.S. Law) with respect to any material Tax, or surrender any right to claim a material Tax refund;

(n) except (i) in the ordinary course of business consistent with past practice, (ii) in accordance with the Company’s budget described on Section 6.1(n) of the Company Disclosure Letter or (iii) expenditures for less than $5,000,000 individually or $20,000,000 in the aggregate, make any new capital expenditure or expenditures, or commit to do so;

(o) except in the ordinary course of business consistent with past practice or in connection with any transaction to the extent specifically permitted by any other subclause of this Section 6.1(ii), (i) enter into any Contract that would, if entered into prior to the date hereof, be a Material Contract, or (ii) materially modify, materially amend or terminate any Material Contract or waive, release, terminate, amend, renew or assign any material rights or claims of the Company or a Company Subsidiary thereunder; or

(p) agree, in writing or otherwise, to take any of the foregoing actions.

Section 6.2. Conduct of Business by Parent Pending the Closing. Parent agrees that between the date of this Agreement and the date of the First Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 9.1, except (a) as set forth in Section 6.2 of the Parent Disclosure Letter, (b) as specifically required by this Agreement, (c) as required by Law or (d) as consented to in writing (including via email from the person named in Section 10.5 to receive notices on behalf of the Company hereunder) by the Company (which consent shall not be unreasonably withheld, delayed or conditioned), Parent (i) shall and shall cause each Parent Subsidiary to, conduct its business in all material respects in the ordinary course of business consistent with past practice, including by using commercially reasonable efforts to preserve intact its and their present business organizations and to preserve its and their present relationships with customers, suppliers, Governmental Entities and other Persons with whom it and they have material business relations; provided, however, that no action that is expressly permitted by any of clauses (a) through (g) of Section 6.2(ii) shall be deemed a breach of this clause (i), and (ii) agrees that between the date of this Agreement and the First Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 9.1, Parent shall not, and shall not permit any Parent Subsidiary to:

(a) authorize or pay any dividends on or make any distribution with respect to its outstanding shares (whether in cash, assets, stock or other securities of Parent or Parent Subsidiaries), except (i) Parent’s regular quarterly dividends in an amount not to exceed $0.51 per quarter and (ii) dividends and distributions paid or made on a pro rata basis by Parent Subsidiaries in the ordinary course of business consistent with past practice or by a wholly owned Parent Subsidiary to Parent or another wholly owned Parent Subsidiary;

(b) split, combine, reduce or reclassify any of its issued or unissued shares, or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for, its shares, except for any such transaction by a wholly owned Parent Subsidiary which remains a wholly owned Parent Subsidiary after consummation of such transaction;

(c) authorize or announce an intention to authorize, or enter into agreements providing for, any acquisitions of an equity interest in or a substantial portion of the assets of any Person or any business or division thereof, or any mergers, consolidations or business combinations or any acquisitions of equity or assets, mergers, consolidations or business combinations that, in any case, would reasonably be expected to prevent or materially delay or impede the consummation of the Transactions;

(d) amend the Parent Governing Documents in a manner that would be adverse to the holders of Company Shares;

(e) issue, deliver, grant, sell, pledge, dispose of or encumber, or authorize the issuance, delivery, grant, sale, pledge, disposition or encumbrance of, any shares in its capital stock, voting securities or other equity interest in the Parent or any securities convertible into or exchangeable for any such shares, voting securities or equity interest, or any rights, warrants or options to acquire any such shares, voting securities or equity interest or any “phantom” stock, “phantom” stock rights, stock appreciation rights or stock based performance units, other than (i) issuances of shares of Parent Common Stock in respect of any exercise of Parent stock options or the vesting or settlement of Parent Equity Awards, (ii) transactions between Parent and a wholly owned Parent Subsidiary or between wholly owned Parent Subsidiaries, (iii) issuances of Parent Equity Awards and (iv) other issuances of shares of Parent Common Stock for an amount not exceeding a number of shares equal to 2% of the outstanding shares of Parent Common Stock in the aggregate; or

(f) directly or indirectly, purchase, redeem or otherwise acquire any shares in its capital or any rights, warrants or options to acquire any such shares in its capital, except for (i) acquisitions of shares of Parent Common Stock tendered by holders of Parent Equity Awards in order to satisfy obligations to pay the exercise price and/or Tax withholding obligations with respect thereto, (ii) the acquisition by the Parent of Parent Equity Awards in connection with the forfeiture of such awards, (iii) actions set forth on Section 6.2(f) of the Parent Disclosure Schedule, (iv) transactions between the Parent and a wholly owned Parent Subsidiary or between wholly owned Parent Subsidiaries and (v) other acquisitions of shares of Parent Common Stock for an amount not exceeding a number of shares equal to 2% of the outstanding shares of Parent Common Stock in the aggregate; or

(g) agree, in writing or otherwise, to take any of the foregoing actions.

Section 6.3. Solicitation by the Company.

(a) From and after the date of this Agreement until the earlier of the Acceptance Time or the date, if any, on which this Agreement is terminated pursuant to Section 9.1, and except as otherwise specifically provided for in this Agreement, the Company agrees that it shall not (and shall not permit any Company Subsidiary to), and that it shall not authorize or knowingly permit its directors, officers, employees and other Representatives to, and shall use its reasonable best efforts to cause the foregoing persons not to, directly or indirectly: (i) solicit, initiate or knowingly encourage or knowingly facilitate any inquiry, proposal or offer, or the making, submission or announcement of any inquiry, proposal or offer which constitutes or would be reasonably expected to lead to an Acquisition Proposal, (ii) participate in any negotiations regarding, or furnish to any Person any nonpublic information relating to the Company or any Company Subsidiary in connection with an Acquisition Proposal or a potential Acquisition Proposal, (iii) approve or recommend, or propose publicly to approve or recommend, any Acquisition Proposal, (iv) withdraw, change, amend, modify or qualify, or otherwise propose publicly to withdraw, change, amend, modify or qualify, in a manner adverse to Parent, the Company Board Recommendation, or fail to include the Company Board Recommendation in the Schedule 14D-9 when disseminated to the Company’s stockholders, (v) following the receipt of any Acquisition Proposal, fail to issue a press release stating that the Company Board Recommendation has not changed within ten (10) business days of any request by Parent (or, in the event that the Offer shall be scheduled to expire earlier than such ten (10) business day period, fail to issue such press release at least two (2) business days prior to such scheduled expiration date), (vi) enter into any letter of intent or similar document relating to, or any agreement or commitment providing for, any Acquisition Proposal, other than an Acceptable Confidentiality Agreement entered into in accordance with the terms of this Section 6.3, (vii) take any action to make any Takeover Law inapplicable to any Person other than Parent or any Parent Subsidiaries, or (viii) resolve or agree to do any of the foregoing (any act described in clauses (iii), (iv), (v) or (vi) above, a “Change of Recommendation”). The Company shall immediately cease, and shall cause its directors, officers, employees and other Representatives to cease, any and all existing discussions or negotiations with any parties (or provision of any nonpublic information to any parties) conducted heretofore with respect to any Acquisition Proposal or potential Acquisition Proposal. Promptly after the date hereof, the Company shall request that each Person that has heretofore executed a confidentiality agreement relating to an Acquisition Proposal or a potential Acquisition Proposal promptly destroy or return to the Company all non-public information, documents and materials relating to such Acquisition Proposal or to the Company or its businesses, operations or assets heretofore furnished by the Company or any of its Representatives to such Person or group or any of its representatives in accordance with the terms of such confidentiality agreement. For purposes of this Section 6.3, the term “Person” means any Person or “group,” as defined in Section 13(d) of the Exchange Act, other than, with respect to the Company, Parent or any Parent Subsidiaries or any of their Representatives. Notwithstanding anything to the contrary contained in this Agreement, the Company and the Company Subsidiaries and the Company’s Representatives may in any event inform a Person that has made or, to the knowledge of the Company, is considering making an Acquisition Proposal of the provisions of this Section 6.3.

(b) Notwithstanding the limitations set forth in Section 6.3(a), if the Company receives, prior to the Acceptance Time, an unsolicited, written Acquisition Proposal that did not result from a breach of Section 6.3(a) which the Company Board of Directors determines in good faith after consultation with the Company’s outside legal and financial advisors (i) constitutes a Superior Proposal or (ii) would reasonably be expected to result in a Superior Proposal, and in each case that the failure to take such action would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable Law, then in either event the Company may take the following actions: (x) furnish nonpublic information to the Person making such Acquisition Proposal, if, and only if, prior to so furnishing such information, the Company receives from such Person an executed Acceptable Confidentiality Agreement and (y) engage in discussions or negotiations with such Person with respect to the Acquisition Proposal.

(c) The Company shall notify Parent promptly (and in any event within twenty-four hours) after receipt of any Acquisition Proposal, any proposals or inquiries that would reasonably be expected to lead to an Acquisition Proposal, or any inquiry or request for nonpublic information relating to the Company or any Company Subsidiary by any Person who has made or would reasonably be expected to make any Acquisition Proposal. Such notice shall indicate the identity of the Person making the Acquisition Proposal, inquiry or request, and the material terms and conditions of any such proposal or offer or the nature of the information requested pursuant to such inquiry or request, including copies of all written requests, proposals or offers, including proposed agreements received by the Company. The Company shall keep Parent reasonably informed on a prompt and timely basis of the status and material terms (including any amendments or proposed amendments to such material terms) of any such Acquisition Proposal or potential Acquisition Proposal and keep Parent reasonably informed on a prompt and timely basis as to the nature of any information requested of the Company with respect thereto. The Company shall promptly provide to Parent any material nonpublic information concerning the Company provided to any other Person in connection with any Acquisition Proposal that was not previously provided to Parent.

(d) Notwithstanding anything in this Section 6.3 to the contrary, but subject to Section 6.3(e), at any time prior to the Acceptance Time, the Company Board of Directors may (i) make a Change of Recommendation in response to an Intervening Event (other than for an Acquisition Proposal) if the Company Board of Directors has determined in good faith after consultation with the Company’s outside financial advisors and outside legal counsel, that failure to take such action would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable Law, or (ii) make a Change of Recommendation and cause the Company to terminate this Agreement pursuant to Section 9.1(g) in order to enter into an definitive agreement in connection with an unsolicited Acquisition Proposal, which the Company Board of Directors determines in good faith after consultation with the Company’s outside legal and financial advisors is a Superior Proposal if the Company Board of Directors has determined in good faith after consultation with the Company’s outside financial advisors and outside legal counsel, that failure to take such action would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable Law.

(e) Prior to the Company taking any action permitted (i) under Section 6.3(d)(i), the Company shall provide Parent with three (3) business days’ prior written notice advising Parent it intends to effect a Change of Recommendation and specifying, in reasonable detail, the reasons therefor, and during such three (3) business day period, the Company shall, and shall cause its Representatives to, negotiate in good faith any proposal by Parent to amend the terms and conditions of this Agreement in a manner that would obviate the need to effect a Change of Recommendation and at the end of such three (3) business day period the Company Board of Directors again makes the determination described under Section 6.3(d)(i), or (ii) under Section 6.3(d)(ii), the Company shall provide Parent with three (3) business days’ prior written notice advising Parent that the Company Board of Directors intends to take such action and specifying the material terms and conditions of the Acquisition Proposal, and during such three (3) business day period, the Company shall, and shall cause its Representatives to, negotiate in good faith any proposal by Parent to amend the terms and conditions of this Agreement such that such Acquisition Proposal would no longer constitute a Superior Proposal and at the end of such three (3) business day period the Company Board of Directors again makes the determination described under Section 6.3(d)(ii). With respect to Section 6.3(e)(ii), if there are any changes to the financial or other material terms of any such Superior Proposal for which notice was previously given by the Company pursuant to Section

6.3(e)(ii) (including any revision to the amount, form or mix of consideration the Company’s stockholders would receive as a result of the Superior Proposal), such change shall require the Company to comply again with Section 6.3(e)(ii) (with references to three (3) business days to be replaced by two (2) business days) prior to making the determination under Section 6.3(d)(ii).

(f)Nothing contained in this Agreement shall prohibit the Company or the Company Board of Directors from (i) disclosing to the Company’s stockholders a position contemplated by Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act, or any substantially similar communication in connection with any Acquisition Proposal that is not a tender offer, or (ii) making any disclosure to its stockholders if the Company Board of Directors has reasonably determined in good faith after consultation with the Company’s outside legal counsel that the failure to do so would be inconsistent with the director’s duties under applicable Law; provided that this Section 6.3(f) shall not permit the Company Board of Directors to make a Change of Recommendation except to the extent permitted by Section 6.3(d) or Section 6.3(e).

ARTICLE VII

ADDITIONAL AGREEMENTS

Section 7.1. Access; Confidentiality; Notice of Certain Events.

(a) From the date of this Agreement until the First Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 9.1, to the extent permitted by applicable Law, each of the Company and Parent shall, and shall cause each of the Parent Subsidiaries and the Company Subsidiaries, respectively, to afford to the other Party and to the Representatives of such other Party reasonable access during normal business hours and upon reasonable advance notice to all of their respective properties, offices, books and records and, during such period, each of the Company and Parent shall, and shall cause each of the Company Subsidiaries and the Parent Subsidiaries, respectively, to, furnish reasonably promptly to the other Party all information (financial or otherwise) concerning its business, properties and personnel as such other Party may reasonably request. Notwithstanding the foregoing, neither the Company nor Parent shall be required by this Section 7.1 to provide the other Party or the Representatives of such other Party with access to or to disclose information (A) that is subject to the terms of a confidentiality agreement with a third party entered into prior to the date of this Agreement or entered into after the date of this Agreement in the ordinary course of business consistent with past practice (provided, however, that the withholding Party shall use its reasonable best efforts to obtain the required consent of such third party to such access or disclosure or, if unable to do so, to make appropriate substitute arrangements to permit reasonable access or disclosure not in violation of such consent requirement), (B) the disclosure of which would violate any Law or duty (provided, however, that the withholding Party shall use its commercially reasonable efforts to make appropriate substitute arrangements to permit reasonable disclosure not in violation of any Law or duty) or (C) that is subject to any attorney-client, attorney work product or other legal privilege (provided, however, that the withholding Party shall use its reasonable best efforts to allow for such access or disclosure to the maximum extent that does not result in a loss of any such attorney-client, attorney work product or other legal privilege). Each of the Company and Parent will use its commercially reasonable efforts to minimize any disruption to the businesses of the other Party that may result from the requests for access, data and information hereunder.

(b) Each of the Company and Parent will hold, and will cause its Representatives and affiliates to hold, any nonpublic information, including any information exchanged pursuant to this Section 7.1, in confidence to the extent required by and in accordance with, and will otherwise comply with, the terms of the Confidentiality Agreement.

(c) The Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, (i) of any notice or other communication received by such Party from any Governmental Entity in connection with this Agreement, the Offer, the Mergers or other Transactions, or from any Person alleging that the consent of such Person is or may be required in connection with the Offer, the Mergers or the other Transactions, if the subject matter of such communication or the failure of such Party to obtain such consent could be material to the Company, the Surviving Company or Parent, (ii) of any legal proceeding commenced or, to any Party’s knowledge, threatened against, such Party or any of its Subsidiaries or affiliates or otherwise relating to, involving or affecting such Party or any of its Subsidiaries or affiliates, in each case in connection with, arising from or otherwise relating to the Offer, the Mergers or any other Transaction, and (iii) upon becoming aware of the occurrence or impending occurrence of any event or circumstance relating to it or any of the Company Subsidiaries or the Parent Subsidiaries, respectively, which would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or a Parent Material Adverse Effect, as the case may be, or which would reasonably be expected to prevent or materially delay or impede the consummation of the Transactions, provided, however, that the delivery of any notice pursuant to this Section 7.1(c) shall not cure any breach of any representation or warranty requiring disclosure of such matter prior to the date of this Agreement or otherwise limit or affect the remedies available hereunder to any Party. The failure to deliver any such notice shall not affect any of the conditions set forth in Annex B or give rise to any right to terminate under Article  IX.

Section 7.2. Reasonable Best Efforts.

(a) Subject to the terms and conditions of this Agreement, each Party will use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws to consummate the Offer, the Mergers and the other Transactions as soon as practicable after the date hereof, including (i) preparing and filing, in consultation with the other Party and as promptly as practicable and advisable after the date hereof, all documentation to effect all necessary applications, notices, petitions, filings, and other documents and to obtain as promptly as practicable all waiting period expirations or terminations, consents, clearances, waivers, licenses, orders, registrations, approvals, permits, and authorizations necessary or advisable to be obtained from any third party and/or any Governmental Entity in order to consummate the Offer, the Mergers or any of the other Transactions and (ii) using reasonable best efforts to take all steps as may be necessary to obtain all such waiting period expirations or terminations, consents, clearances, waivers, licenses, registrations, permits, authorizations, orders and approvals. In furtherance and not in limitation of the foregoing, each Party agrees to make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the Transactions as promptly as practicable, and in any event within ten (10) business days after the execution of this Agreement (unless a later date is mutually agreed between the Parties), and to supply as promptly as practicable and advisable any additional information and documentary material that may be requested pursuant to the HSR Act and to take all other actions necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act as soon as practicable.

(b) Each of Parent and the Company shall, in connection with the efforts referenced in Section 7.2(a) to obtain all waiting period expirations or terminations, consents, clearances, waivers, licenses, orders, registrations, approvals, permits, and authorizations for the Transactions under the HSR Act or any other Antitrust Law, (i) cooperate in all respects and consult with each other in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private party, including by allowing the other Party to have a reasonable opportunity to review in advance and comment on drafts of filings and submissions; (ii) promptly inform the other Party of any communication received by such Party from, or given by such Party to, the Antitrust Division of the Department of Justice (the “DOJ”), the Federal Trade Commission (the “FTC”) or any other Governmental Entity, by promptly providing copies to the other Party of any such written communications, and of any material communication received or given in connection with any proceeding by a private party, in each case regarding any of the Transactions; and (iii) permit the other Party to review in advance any communication that it gives to, and consult with each other in advance of any meeting, substantive telephone call or conference with, the DOJ, the FTC or any other Governmental Entity, or, in connection with any proceeding by a private party, with any other Person, and to the extent permitted by the DOJ, the FTC or any other applicable Governmental Entity or other Person, give the other Party the opportunity to attend and participate in any in-person meetings with the DOJ, the FTC or any other Governmental Entity or other Person provided, however, that materials required to be provided pursuant to clauses (i) and (ii) may be redacted (A) to remove references concerning the valuation of Parent, Company or any of their Subsidiaries, (B) as necessary to comply with contractual arrangements, and (C) as necessary to address reasonable privilege or confidentiality concerns.

Section 7.3. Financing.

(a) Prior to the First Effective Time, the Company shall, and shall cause its Company Subsidiaries to, and shall use its reasonable best efforts to cause its Representatives to, provide all cooperation that is necessary, customary or advisable and reasonably requested by Parent to assist Parent in the arrangement of any third party debt or equity financing for the purpose of financing the aggregate Cash Consideration, Merger Consideration and any other amounts required to be paid in connection with the consummation of the transactions contemplated hereby and all related fees and expenses of Parent, Purchaser and Merger Sub 2 (the “Financing”). Such cooperation shall include, without limitation, (i) making senior management and advisors of the Company and the Company Subsidiaries available to participate in a reasonable number of informational meetings, presentations, road shows and due diligence sessions with proposed lenders, underwriters, initial purchasers or placement agents, and in sessions with rating agencies, (ii) providing reasonable and timely assistance with the preparation of materials for presentations, offering memoranda, prospectuses and similar documents required in connection with the Financing, (iii) as promptly as practicable on an ongoing basis, and in any event at least ten (10) days prior to the Acceptance Time, furnishing Parent and its financing sources with (I)(A) audited consolidated balance sheets and related audited statements of operations, comprehensive income, stockholders’ equity and cash flows of the Company for each of the three most recently ended fiscal years that have ended at least sixty (60) days prior to the First Effective Time (and the audit reports for such financial statements shall not be subject to any “going concern” qualifications) and (B) unaudited consolidated balance sheets and related unaudited statements of operations, comprehensive income and cash flows of the Company for each subsequent interim quarterly period that has ended at least forty (40) days prior to the First Effective Time, in the case of each of clauses (I)(A) and (I)(B), prepared in accordance with GAAP and (meeting the requirements of Regulation S-X under the Exchange Act as would be applicable to an Annual Report on Form 10-K or a Quarterly Report on Form 10-Q, as applicable; and (C) all other financial statements, financial data, audit reports and other information (including, without limitation, such information as is necessary to prepare pro forma financial statements of the Parent of the nature required) regarding the Company and the Company Subsidiaries of the type required by Regulation S-X and Regulation S-K under the Securities Act for a registered public offering of debt or equity securities of Parent or as otherwise necessary to permit the Company’s independent accountants to issue “comfort letters” to Parent’s financing sources (which such accountants have confirmed they are prepared to issue), including as to customary negative assurances and change period in order to consummate any debt or equity capital markets transaction comprising a part of the Financing, and (II) such other financial and other information relating to the Company and the Company Subsidiaries customary or reasonably necessary for the completion of such Financing to the extent reasonably requested by Parent to assist in preparation of customary offering or confidential information memoranda or otherwise to be used in connection with the marketing or consummation of the Financing and (iv) using commercially reasonable efforts to cause the Company’s independent accountants to provide reasonable assistance to Parent consistent with their customary practice (including to consent to the use of their audit reports on the consolidated financial statements of the Company in any materials relating to the Financing or in connection with any filings made with the SEC or pursuant to the Securities Act or the Exchange Act, and to provide any “comfort letters” necessary and reasonably requested by Parent in connection with any debt or equity capital markets transaction comprising a part of the Financing, in each case, on customary terms and consistent with their customary practice).

(b) Notwithstanding the provisions of Section 7.3(a) or any other provision of this Agreement to the contrary, nothing in the foregoing Section 7.3(a) will require the Company or any of the Company Subsidiaries to (A) waive or amend any terms of this Agreement or agree to pay any fees or reimburse any expenses prior to the Acceptance Time for which it has not received prior reimbursement or is not otherwise indemnified by or on behalf of Parent, (B) enter into any definitive agreement prior to the Acceptance Time (other than delivery of customary authorization and representation letters in connection with the Financing), (C) give any indemnities that are effective prior to the Acceptance Time, (D) take any action that, in the good faith determination of the Company, would unreasonably interfere with the conduct of the business of the Company and the Company Subsidiaries, (E) provide any information the disclosure of which is prohibited or restricted under applicable Law or that, in the reasonable good faith determination of the Company, is legally privileged, or (F) take any action that will conflict with or violate its organizational documents or any applicable Laws. In addition, no action, liability or obligation of the Company, any of the Company Subsidiaries or any of their respective Representatives pursuant to any certificate, agreement, arrangement, document or instrument (other than customary authorization and representation letters) relating to the Financing will be effective until the Acceptance Time, and neither the Company nor any of its Subsidiaries will be required to take any action pursuant to any certificate, agreement, arrangement, document or instrument (including being an issuer or other obligor with respect to the Financing) that is not contingent on the occurrence of the Acceptance Time or that must be effective prior to the Acceptance Time (other than customary authorization and representation letters). Nothing in this Agreement will require (A) any Representative of the Company or any of its Subsidiaries to deliver any certificate or opinion or take any other action pursuant to Section 7.3(a) or any other provision of this Agreement that would reasonably be expected to result in personal liability to such officer or Representative, or (B) the Company Board of Directors to approve any financing or Contracts related thereto prior to the Acceptance Time.

(c) All non-public or other confidential information provided by the Company or any of its Representatives to Parent pursuant to this Agreement will be kept confidential in accordance with the Confidentiality Agreement, except that Parent will be permitted to disclose such information to any financing sources or prospective financing sources that are or may become parties to the Financing (and, in each case, to their respective counsel and auditors) so long as such information is furnished by Parent subject to customary confidentiality undertakings in connection with the Financing.

(d) Parent shall promptly, upon request by the Company, reimburse the Company for all reasonable costs and expenses (including reasonable attorneys’ fees, but excluding the costs of the Company’s preparation of its annual and quarterly financial statements) incurred by the Company or any of the Company Subsidiaries or their respective Representatives in connection with the Financing, including the cooperation of the Company and the Company Subsidiaries and Representatives contemplated by Section 7.3(a), and shall indemnify and hold harmless the Company, the Company Subsidiaries and their respective Representatives from and against any and all losses, damages, claims, costs or expenses suffered or incurred by any of them in connection with the arrangement of the Financing and any information used in connection therewith, except with respect to (a) any information provided in writing by the Company or any of the Company Subsidiaries for use in connection with the Financing or (b) any fraud or intentional misrepresentation or willful misconduct by any such persons.

Section 7.4. Publicity. So long as this Agreement is in effect, neither the Company nor Parent, nor any of their respective affiliates or Representatives, shall issue or cause the publication of any press release or other public announcement with respect to the Offer, the Mergers or this Agreement without the prior consent of the other Party, unless such Party determines, after consultation with outside counsel, that it is required by applicable Law or by any listing agreement with or the listing rules of a national securities exchange or trading market to issue or cause the publication of any press release or other public announcement with respect to the Offer, the Mergers or this Agreement, in which event such Party shall endeavor, on a basis reasonable under the circumstances, to provide a meaningful opportunity to the other Party to review and comment upon such press release or other announcement in advance and shall give due consideration to all reasonable additions, deletions or changes suggested thereto; provided, however, that the Company shall not be required by this Section 7.4 to provide any such review or comment to Parent in connection with the receipt and existence of an Acquisition Proposal or a Change of Recommendation and matters related thereto; provided, further, that the Parties shall not be required by this Section 7.4 to provide any such review or comment to the other Party to the event of any dispute between the Parties relating to this Agreement; provided, further, each Party and their respective affiliates or Representatives may make statements that are not inconsistent with previous press releases, public disclosures or public statements made by Parent and the Company in compliance with this Section 7.4.

Section 7.5. Directors’ and Officers’ Insurance and Indemnification.

(a) For not less than six (6) years from and after the First Effective Time, Parent agrees to cause the Surviving Company to, indemnify and hold harmless all past and present directors, officers and employees of the Company and the Company Subsidiaries (collectively, the “Indemnified Parties”) against any costs or expenses (including advancing attorneys’ fees and expenses in advance of the final disposition of any actual or threatened claim, suit, proceeding or investigation to each Indemnified Party to the fullest extent permitted by Law; provided such Indemnified Party agrees in advance to return any such funds to which a court of competent jurisdiction has determined in a final, nonappealable judgment such Indemnified Party is not ultimately entitled), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened claim, action, investigation, suit or proceeding in respect of acts or omissions occurring or alleged to have occurred at or prior to the First Effective Time (including acts or omissions occurring in connection with the approval of this Agreement and the consummation of the Offer, the Mergers or any of the other Transactions), whether asserted or claimed prior to, at or after the First Effective Time, in connection with such persons serving as an officer, director, employee or other fiduciary of the Company or any of the Company Subsidiaries or of any Person if such service was at the request or for the benefit of the Company or any of the Company Subsidiaries, to the fullest extent permitted by Law or provided pursuant to the Company Governing Documents or the organizational documents of any Company Subsidiary or any indemnification agreements, if any, in existence on the date of this Agreement. The Parties agree that all rights to elimination of liability, indemnification and advancement of expenses for acts or omissions occurring or alleged to have occurred at or prior to the First Effective Time, whether asserted or claimed prior to, at or after the First Effective Time, now existing in favor of the Indemnified Parties as provided in their respective certificate of incorporation or by-laws (or comparable organizational documents) or in any agreement shall survive the First Merger and shall continue in full force and effect. Notwithstanding anything herein to the contrary, if any Indemnified Party notifies the Surviving Company on or prior to the sixth anniversary of the First Effective Time of a matter in respect of which such Person may seek indemnification pursuant to this Section 7.5, the provisions of this Section 7.5 shall continue in effect with respect to such matter until the final disposition of all claims, actions, investigations, suits and proceedings relating thereto.

(b) For six years after the First Effective Time, the Surviving Company shall cause to be maintained in effect the provisions in (i) the Company Governing Documents and the organizational documents of any Company Subsidiary and (ii) any other agreements of the Company and the Company Subsidiaries with any Indemnified Party, in each case, regarding elimination of liability, indemnification of officers, directors and employees and advancement of expenses that are in existence on the date of this Agreement, and no such provision shall be amended, modified or repealed in any manner that would adversely affect the rights or protections thereunder of any such Indemnified Party in respect of acts or omissions occurring or alleged to have occurred at or prior to the First Effective Time (including acts or omissions occurring in connection with the approval of this Agreement and the consummation of the Offer, the Mergers or any of the other Transactions).

(c) Parent shall cause the Surviving Company to provide, for an aggregate period of not less than six (6) years from the First Effective Time, the Company’s current directors and officers an insurance and indemnification policy that provides coverage for events occurring prior to the First Effective Time (the “D&O Insurance”) that is no less favorable than the Company’s existing policy or, if insurance coverage that is no less favorable is unavailable, the best available coverage; provided, however, that the Surviving Company shall not be required to pay an annual premium for the D&O Insurance in excess of three hundred percent (300%) of the last annual premium paid prior to the date of this Agreement; provided, further, that the Company may prior to the First Effective Time substitute therefor a single premium tail coverage with respect to D&O Insurance with an annual cost not in excess of three hundred percent (300%) of the last annual premium paid prior to the date of this Agreement.

(d) In the event Parent or the Surviving Company or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Company, as the case may be, shall assume the obligations set forth in this Section 7.5. The rights and obligations under this Section 7.5 shall survive consummation of the Offer and the Mergers and shall not be terminated or amended in a manner that is adverse to any Indemnified Party without the written consent of such Indemnified Party.

Section 7.6. Takeover Statutes. The Parties shall use their respective reasonable best efforts (a) to take all action necessary so that no Takeover Statute is or becomes applicable to the Offer, the Mergers, the Support Agreement or any of the other Transactions and (b) if any such Takeover Statute is or becomes applicable to any of the foregoing, to take all action necessary so that the Offer, the Mergers, the Support Agreement and the other Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to eliminate or minimize the effect of such Takeover Statute on the Offer, the Mergers, the Support Agreement and the other Transactions. No Change of Recommendation shall change the approval of the Company Board of Directors for purposes of causing any Takeover Statute to be applicable to the Offer, the Mergers, the Support Agreement or any of the other Transactions.

Section 7.7. Obligations of Merger Subs. Parent shall take all action necessary to cause each of the Merger Subs, the First Surviving Corporation and the Surviving Company to perform their respective obligations under this Agreement and to consummate the Transactions, including the Offer and the Mergers, upon the terms and subject to the conditions set forth in this Agreement.

Section 7.8. Employee Benefits Matters.

(a) Subject to this Section 7.8, Parent shall, or shall cause the Surviving Company to, assume, honor and fulfill all of the Company Benefit Plans in accordance with their terms as in effect immediately prior to the date of this Agreement or as subsequently amended as permitted pursuant to the terms of such Company Benefit Plans. Effective as of the First Effective Time and for a period of no less than two (2) years thereafter, Parent shall provide, or shall cause the Surviving Company to provide, to each employee of the Company and/or any Company Subsidiary who continues to be employed by the Parent or the Surviving Company or any Subsidiary thereof (the “Continuing Employees”), (i) cash compensation opportunities (including, without limitation, cash incentive compensation opportunities, but excluding any equity-based compensation), that are no less favorable in the aggregate than the cash compensation opportunities provided to such Continuing Employee as of immediately prior to the Acceptance Time, and (ii) employee benefits that are, in the aggregate, substantially comparable to those provided to such Continuing Employee as of immediately prior to the Acceptance Time. Effective as of the First Effective Time and thereafter, Parent shall provide, or shall cause the Surviving Company to provide, that periods of employment with the Company (including any current or former affiliate of the Company or any predecessor of the Company) shall, to the extent recognized under the corresponding Company Benefit Plan, be taken into account for all purposes under all employee benefit plans maintained by Parent or an affiliate of Parent for the benefit of the Continuing Employees, including vacation or other paid-time-off plans or arrangements, 401(k), pension or other retirement plans and any severance or health or welfare plans (other than for purposes of determining any accrued benefit under any defined benefit pension plan, eligibility for retirement under an equity-based compensation plan, eligibility for any retiree health plan or as would result in a duplication of benefits).

(b) Effective as of the First Effective Time and thereafter, Parent shall, and shall cause the Surviving Company to, use commercially reasonable efforts to (i) ensure that no eligibility waiting periods, actively-at-work requirements or pre-existing condition limitations or exclusions shall apply with respect to the Continuing Employees under the applicable health and welfare benefits plan of Parent or any affiliate of Parent (except to the extent applicable under Company Benefit Plans immediately prior to the First Effective Time), (ii) waive any and all evidence of insurability requirements with respect to such Continuing Employees to the extent such evidence of insurability requirements were not applicable to the Continuing Employees under the Company Benefit Plans immediately prior to the First Effective Time, and (iii) credit each Continuing Employee with all deductible payments, out-of-pocket or other co-payments paid by such employee under the Company Benefit Plans prior to the Closing Date during the year in which the Closing occurs for the purpose of determining the extent to which any such employee has satisfied his or her deductible and whether he or she has reached the out-of-pocket maximum under any corresponding health benefit plan of Parent or an affiliate of Parent for such year. The Mergers shall not affect any Continuing Employee’s accrual of, or right to use, in accordance with Company policy as in effect immediately prior to the First Effective Time, any personal, sick, vacation or other paid-time-off accrued but unused by such Continuing Employee immediately prior to the First Effective Time.

(c) If, at least ten (10) business days prior to the First Effective Time, Parent provides written notice to the Company directing the Company to terminate its 401(k) plan(s), the Company shall terminate any and all 401(k) plans effective as of the day immediately preceding the First Effective Time (the “401(k) Termination Date”). In the event that Parent requests that such 401(k) plan(s) be terminated, the Company shall provide Parent with evidence that such 401(k) plan(s) have been terminated pursuant to resolution of the Company’s Board of Directors.

(d) Nothing in this Agreement shall confer upon any Continuing Employee any right to continue in the employ or service of Parent, the Surviving Company or any affiliate of Parent, or shall interfere with or restrict in any way the rights of Parent, the Surviving Company or any affiliate of Parent, which rights are hereby expressly reserved, to discharge or terminate the services of any Continuing Employee at any time for any reason whatsoever, with or without cause or shall prohibit Parent, the Surviving Company or any affiliate of Parent from amending or terminating any employee benefit plan (including any Company Benefit Plan) to the extent such amendment or termination is permitted by the terms of the applicable plan. Notwithstanding any provision in this Agreement to the contrary, nothing in this Section 7.8 shall (i) be deemed or construed to be an amendment or other modification of any Company Benefit Plan, employee benefit plan of any of the Merger Subs, or other employee benefit plan, or (ii) create any third party rights or remedies (including any right to compensation or benefits of any nature or kind whatsoever or any right under an employee benefit plan that such person would not otherwise have under the terms of that employee benefit plan without regard to this Agreement) in any current or former service provider of the Company or its affiliates (or any legal representatives, beneficiaries or dependents thereof).

Section 7.9. Rule 16b-3. Prior to the First Effective Time, the Company and Parent shall, as applicable, take all such steps as may be reasonably necessary or advisable hereto to cause any dispositions of Company equity securities (including derivative securities) and acquisitions of Parent equity securities pursuant to the Transactions contemplated by this Agreement by each individual who is a director or officer of the Company subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 7.10. Security Holder Litigation. Each Party shall provide the other Party prompt notice of any litigation brought by any stockholder of that Party against such Party, any of its Subsidiaries and/or any of their respective directors relating to the Offer, the Mergers, this Agreement or any of the Transactions, and shall keep the other party informed on a prompt and timely basis with respect to the status thereof. The Company shall give Parent the opportunity to participate (at Parent’s expense) in the defense or settlement of any such litigation, and no such settlement shall be agreed to without the Parent’s prior written consent, which consent shall not be unreasonably withheld or delayed, except that Parent shall not be obligated to consent to any settlement which does not include a full release of Parent and its affiliates or which imposes an injunction or other equitable relief after the First Effective Time upon Parent or any of its affiliates. In the event of, and to the extent of, any conflict or overlap between the provisions of this Section 7.10 and Section 6.1 or Section 7.2, the provisions of this Section 7.10 shall control.

Section 7.11. Delisting. Each of the Parties agrees to cooperate with the other Parties in taking, or causing to be taken, all actions necessary to delist the Company Common Stock from the Nasdaq and terminate its registration under the Exchange Act, in each case, as promptly as practicable after the First Effective Time, provided that such delisting and termination shall not be effective until after the First Effective Time.

Section 7.12. Director Resignations. The Company shall use its reasonable best efforts to cause to be delivered to Parent resignations executed by each director of the Company in office as of immediately prior to the First Effective Time and effective upon the First Effective Time.

Section 7.13. Certain Tax Matters. Each of the Parties shall use its reasonable best efforts to cause the Offer and the Mergers, taken together, to qualify as a “reorganization” within the meaning of Section 368(a) of the Code, including by executing and delivering customary tax representation letters to the Company’s and/or Parent’s counsel, as applicable, in form and substance reasonably satisfactory to such counsel, in connection with (i) any tax opinion or description of the U.S. federal income tax consequences of the Offer and the Mergers contained or set forth in the Form S-4 or (ii) the tax opinions required by the conditions to the offer set forth in clauses (F)(5)(i) and (F)(5)(ii) of Annex B. None of the Parties shall (and each of the Parties shall cause their respective Subsidiaries not to) take any action, or fail to take any action, that could reasonably be expected to cause the Offer and the Mergers, taken together, to fail to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. The Parties intend to report and, except to the extent otherwise required by Law, shall report, for federal income tax purposes, the Offer and the Mergers, taken together as a “reorganization” within the meaning of Section 368(a) of the Code.

Section 7.14. Stock Exchange Listing. Parent shall use its reasonable best efforts to cause the shares of Parent Common Stock to be issued in the First Merger to be approved for listing on the Parent Stock Exchange, subject to official notice of issuance, prior to the Acceptance Time.

Section 7.15. 14d-10 Matters. The parties acknowledge that certain payments have been made or are to be made and certain benefits have been granted or are to be granted according to employment compensation, severance and other employee benefit plans of the Company, including the Company Benefit Plans (collectively, the “Arrangements”), to certain holders of Company Shares and holders of Company Equity Awards. The Compensation Committee of the Company Board of Directors (the “Company Compensation Committee”) (A) at a meeting to be held prior to the Acceptance Time, will duly adopt resolutions approving as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(1) under the Exchange Act (1) each Arrangement presented to the Company Compensation Committee on or prior to the date hereof, (2) the treatment of the Company Equity Awards, as applicable, in accordance with the terms set forth in this Agreement, and (3) the terms of Section 7.5 and Section 7.8, and (B) will take all other actions necessary to satisfy the requirements of the non-exclusive safe harbor under Rule 14d-10(d)(2) under the Exchange Act with respect to the foregoing arrangements. Each member of the Company Compensation Committee is an “independent director” in accordance with the requirements of Rule 14d 10(d)(2) under the Exchange Act.

Section 7.16. Company and Product Name. For a period of five (5) years after the Closing, Parent shall cause (and shall cause its affiliates and any future acquiror of the Surviving Company or all or substantially all of assets to): (a) maintain the name of the Surviving Company as “Pharmacyclics, Inc.”, (b) maintain the Surviving Company as the primary operating entity which owns and markets Imbruvica® (ibrutinib) in the United States (it being understood that Parent may elect to utilize an entity or entities through which Imbruvica® (ibrutinib) will be owned and marketed, other than the Surviving Company, to facilitate Parent’s tax planning and legal entity management so long as Parent causes any entity that holds the product rights, including the New Drug Application, for Imbruvica® (ibrutinib) in the US to contain “Imbruvica” in its legal name), and (c) market the Company’s Imbruvica® (ibrutinib) (and any future versions thereof) in the United States under the “Imbruvica®” trade name, in greater size and prominence than any other company trade name on such products, and display, on all packaging materials, labels and promotional materials relating to such products in the United States, the “Imbruvica®” trade name in that manner; provided, that, nothing in this Section 7.16 will restrict Parent and its Subsidiaries from taking any action (i) reasonably required to comply with applicable Law, (ii) necessary in the reasonable judgment of Parent’s Board of Directors to exercise its fiduciary duties or (iii) reasonably required to comply with any agreement of the Company and its Subsidiaries in effect as of the date hereof. Any holder or “group” (as defined in Section 13(d)(3) of the Exchange Act) of holders of Company Shares who beneficially owned 15% or more of the outstanding Company Shares as of immediately prior to the Acceptance Time shall be express third party beneficiaries of this Section 7.16.

ARTICLE VIII

CONDITIONS TO CONSUMMATION OF THE MERGERS

Section 8.1. Conditions to Each Party’s Obligations to Effect the Mergers. The respective obligations of each Party to effect the Mergers shall be subject to the satisfaction on or prior to the Closing Date of each of the following conditions, any and all of which may be waived in whole or in part by Parent, the Merger Subs and the Company, as the case may be, to the extent permitted by applicable Law:

(a) Purchase of Shares of Company Common Stock. Purchaser shall have accepted for payment all of the Company Shares validly tendered and not withdrawn in the Offer.

(b) No Legal Prohibition. No Governmental Entity of competent jurisdiction shall have (i) enacted, issued or promulgated any Law that is in effect as of immediately prior to the First

Effective Time, or (ii) issued or granted any orders or injunctions that is in effect as of immediately prior to the First Effective Time, in each case which has the effect of restraining, enjoining or otherwise prohibiting the consummation of the Mergers.

ARTICLE IX

TERMINATION

Section 9.1. Termination. This Agreement may be terminated and the Offers, the Mergers and the other Transactions may be abandoned, at any time before the Acceptance Time, as follows:

(a) by mutual written consent of Parent and the Company;

(b) by the Company, in the event that (i) the Company is not then in material breach of this Agreement and (ii) (A) Parent and/or Merger Subs shall have breached its respective covenants or agreements under this Agreement, or (B) any of the representations and warranties of Parent and Merger Subs set forth in this Agreement shall have become inaccurate, which inaccuracy would reasonably be expected to have a Parent Material Adverse Effect, in each of clauses (A) and (B) to the extent such breach, violation or inaccuracy is incapable of being cured or is not cured by Parent and/or Merger Subs within the earlier of (x) thirty (30) calendar days following receipt of written notice from the Company of such breach, violation or inaccuracy or (y) the then-scheduled expiration date of the Offer (provided, for purposes of this clause (y), Parent may irrevocably extend the expiration date of the Offer to the thirtieth (30th) calendar day after the written notice contemplated in clause (x) in order to extend the cure period to thirty (30) calendar days);

(c) by Parent, in the event that (i) Parent and Merger Subs are not then in material breach of this Agreement and (ii) the Company shall have breached its covenants or agreements under this Agreement, or any of the representations and warranties of the Company set forth in this Agreement shall have become inaccurate, in either case such that (A) the conditions to the Offer set forth in clause (F)(2) or (F)(3) to Annex B are not capable of being satisfied by the Outside Date and (B) such breach, violation or inaccuracy is incapable of being cured, or is not cured, by the Company within thirty (30) calendar days following receipt of written notice from Parent of such breach, violation or inaccuracy;

(d) by either Parent or the Company, if the Acceptance Time shall not have occurred by midnight, Pacific Time, on September 4, 2015 (the “Outside Date”); provided, however, that if the conditions set forth in clause (A) or clause (D) of Annex B or clause (F)(1) of Annex B solely with respect to Antitrust Laws shall not have been satisfied on the Outside Date, the Outside Date may be extended by any Party, by written notice to the other party, up to a date not beyond December 3, 2015; provided, further, that the right to terminate this Agreement pursuant to this Section 9.1(d) shall not be available to any Party whose action or failure to fulfill any obligation under this Agreement proximately caused (i) any of the conditions to the Offer set forth in Annex B having failed to be satisfied and such action or failure to act constitutes a material breach of this Agreement or (ii) the expiration or termination of the Offer in accordance with the terms of this Agreement and the Offer without Purchaser having accepted for payment any Company Shares tendered in the Offer and such action or failure to act constitutes a material breach of this Agreement;

(e) by Parent, if, prior to the Acceptance Time, the Company Board of Directors shall have effected a Change of Recommendation;

(f) by either the Company or Parent if a Governmental Entity of competent jurisdiction shall have issued a final, non-appealable order, injunction, decree or ruling in each case permanently restraining, enjoining or otherwise prohibiting the consummation of the Offer or the First Merger;

(g) by the Company in order to effect a Change of Recommendation and enter into a definitive agreement in connection with a Superior Proposal either concurrently with or immediately following such termination, provided that (i) the Company has complied in all material respects with the terms of Section 6.3(e)(ii), and (ii) immediately prior (and as a condition) to the termination of this Agreement, the Company pays to Parent the Company Termination Fee payable pursuant to Section 9.2(b); or

(h) by the Company, in the event that there shall be any change, state of facts, condition, event, circumstance, effect, occurrence or development after the date of this Agreement that would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 9.2. Effect of Termination.

(a) In the event of the valid termination of this Agreement as provided in Section 9.1, written notice thereof shall forthwith be given to the other Party or Parties specifying the provision hereof pursuant to which such termination is made, and this Agreement shall forthwith become null and void and there shall be no liability on the part of Parent, the Merger Subs or the Company, except that the Confidentiality Agreement, this Section 9.2 and Section 10.3 through Section 10.12 shall survive such termination; provided, however, that subject to Section 9.2(c), nothing herein shall relieve any Party from liability for a Willful Breach of this Agreement prior to such termination (which the Parties acknowledge and agree shall not be limited to reimbursement of expenses or out-of–pocket costs and may include the benefit of the bargain lost by (x) the Company or its stockholders (taking into consideration relevant matters, including the total amount payable to such stockholders under this Agreement and the time value of money), which shall be deemed in such event to be damages of the Company, or (y) Parent, as applicable).

(b) Company Termination Fee.

(i) If (A) Parent or the Company terminates this Agreement pursuant to Section 9.1(d) as a result of the failure to satisfy the Minimum Condition prior to such termination, (B) an Acquisition Proposal shall have been publicly disclosed and not withdrawn after the date of this Agreement and prior to the date of such termination, and (C) an Acquisition Proposal is consummated within twelve (12) months of such termination or a definitive agreement with respect to an Acquisition Proposal is entered into within twelve (12) months of such termination within two (2) business days after the date any such Acquisition Proposal is consummated the Company shall pay a fee of $680,000,000 in cash (the “Termination Fee”). Solely for purposes of this
Section 9.2(b)(i), the term “Acquisition Proposal” shall have the meaning assigned to such term in Annex A, except that all references to “20%” therein shall be deemed to be references to “50%”.

(ii) If Parent terminates this Agreement pursuant to Section 9.1(e) or the Company terminates this Agreement pursuant to Section 9.1(g), within three (3) business days after such termination, the Company shall pay or cause to be paid to Parent the Termination Fee.

(iii) In the event any amount is payable by the Company pursuant to the preceding clauses (i) or (ii), such amount shall be paid by wire transfer of immediately available funds to an account designated in writing by Parent. In no event shall the Company be obligated to pay the Termination Fee on more than one occasion.

(c) Each of the Parties acknowledges that the agreements contained in this Section 9.2 are an integral part of the Transactions and that the Termination Fee is not a penalty, but rather is liquidated damages in a reasonable amount that will compensate Parent and the Merger Subs in the circumstances in which the Termination Fee is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Transactions. In addition, if the Company fails to pay in a timely manner any amount due pursuant to Section 9.2(b), then (i) the Company shall reimburse Parent for all costs and expenses (including disbursements and fees of counsel) incurred in the collection of such overdue amount, including in connection with any related claims, actions or proceedings commenced and (ii) the Company shall pay to Parent interest on the amount payable pursuant to Section 9.2(b) from and including the date payment of such amount was due to but excluding the date of actual payment at the prime rate set forth in The Wall Street Journal in effect on the date such payment was required to be made. Notwithstanding anything to the contrary in this Agreement, if the Company Termination Fee is payable pursuant to this Section 9.2 and upon such payment pursuant to this Section 9.2, none of the Company, any of its Subsidiaries or any of their respective former, current or future officers, directors, partners, stockholders, managers, members, affiliates or agents shall have any further liability or obligation relating to or arising out of this Agreement or the Transactions.

ARTICLE X

MISCELLANEOUS

Section 10.1. Amendment and Modification; Waiver.

(a) Subject to applicable Law and except as otherwise provided in this Agreement, this Agreement may be amended, modified and supplemented by written agreement of the Parties (by action taken by their respective boards of directors). This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Parties.

(b) At any time and from time to time prior to the First Effective Time, either the Company, on the one hand, or Parent and Merger Subs, on the other hand, may, to the extent legally allowed and except as otherwise set forth herein, (i) extend the time for the performance of any of the obligations or other acts of Parent or Merger Subs, in the case of an extension by the Company, or of the Company, in the case of an extension by Parent and Merger Subs, as applicable, (ii) waive any inaccuracies in the representations and warranties made to such Party contained herein or in any document delivered pursuant hereto, and (iii) waive compliance with any of the agreements or conditions for the benefit of any such Party contained herein. Any agreement on the part of Parent, Merger Subs or the Company to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of Parent or the Company, as applicable. Any delay in exercising any right under this Agreement shall not constitute a waiver of such right.

(c) Notwithstanding the foregoing, in the event that any party seeks an amendment, modification, consent or waiver to any of Section 10.7(b), Section 10.9, Section 10.10, Section 10.13 and/or this Section 10.1(c) that is adverse to the Financing Sources, the prior written consent the Financing Sources shall be required before any such amendment, modification, consent or waiver may become effective.

Section 10.2. Non-Survival of Representations and Warranties. None of the representations and warranties in this Agreement or in any schedule, instrument or other document delivered pursuant to this Agreement shall survive the First Effective Time. This Section 10.2 shall not limit any covenant or agreement of the Parties which by its terms contemplates performance after the First Effective Time.

Section 10.3. Expenses. Except as otherwise expressly provided in this Agreement, all Expenses incurred in connection with this Agreement and the Transactions shall be paid by the Party incurring such Expenses.

Section 10.4. Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally (notice deemed given upon receipt), telecopied (notice deemed given upon confirmation of receipt) or sent by a nationally recognized overnight courier service, such as Federal Express (notice deemed given upon receipt of proof of delivery), to the Parties at the following addresses (or at such other address for a Party as shall be specified by like notice):

if to Parent or the Merger Subs, to:

AbbVie Inc.

1 North Waukegan Road

North Chicago, Illinois 60064-6400

Attention: Laura J. Schumacher, Executive Vice President, Business Development,

            External Affairs and General Counsel

Facsimile: (847) 935-3294

with a copy to:

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

Attention: Edward D. Herlihy

                 David C. Karp

                 David K. Lam

Facsimile: (212) 403-2000

and

if to the Company, to:

Pharmacyclics, Inc.

995 E. Arques Avenue

Sunnyvale, California 94085-4521

Attention: Robert W. Duggan

Facsimile: (408) 774-0340

with a copy to:

Wilson Sonsini Goodrich & Rosati P.C.

One Market Plaza, Spear Tower, Suite 3300

San Francisco, CA 94105

Attention: Robert T. Ishii and Denny Kwon

Facsimile: (415)  947-2099

Section 10.5. Interpretation. When a reference is made in this Agreement to Sections, such reference shall be to a Section of this Agreement unless otherwise indicated. Whenever the words “include”, “includes” or “including” are used in this Agreement they shall be deemed to be followed by the words “without limitation.” As used in this Agreement, the term “affiliates” shall have the meaning set forth in Rule 12b-2 of the Exchange Act. The table of contents and headings set forth in this Agreement are for convenience of reference purposes only and shall not affect or be deemed to affect in any way the meaning or interpretation of this Agreement or any term or provision hereof. When reference is made herein to a Person, such reference shall be deemed to include all direct and indirect Subsidiaries of such Person unless otherwise indicated or the context otherwise requires. All references herein to the Subsidiaries of a Person shall be deemed to include all direct and indirect Subsidiaries of such Person unless otherwise indicated or the context otherwise requires. The Parties agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any Law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

Section 10.6. Counterparts. This Agreement may be executed manually or by facsimile by the Parties, in any number of counterparts, each of which shall be considered one and the same agreement and shall become effective when a counterpart hereof shall have been signed by each of the Parties and delivered to the other Parties.

Section 10.7. Entire Agreement; Third-Party Beneficiaries.

(a) This Agreement (including the Company Disclosure Letter and the Parent Disclosure Letter) and the Confidentiality Agreement constitute the entire agreement among the Parties with respect to the subject matter hereof and thereof and supersede all other prior agreements (except that the Confidentiality Agreement shall be deemed amended hereby so that until the termination of this Agreement in accordance with Section 9.1 hereof, Parent and the Merger Subs shall be permitted to take the actions contemplated by this Agreement) and understandings, both written and oral, among the Parties or any of them with respect to the subject matter hereof and thereof.

(b) Except as provided in Section 7.5 and Section 7.16 (and, as to the Financing Sources, as provided in of Section 10.1(c), Section 10.7(b), Section 10.9, Section 10.10 and Section 10.13), nothing in this Agreement (including the Company Disclosure Letter and the Parent Disclosure Letter), express or implied, is intended to confer upon any Person other than the Parties any rights or remedies hereunder.

Section 10.8. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Offers and the Mergers is not affected in any manner adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the Offers and the Mergers are fulfilled to the extent possible.

Section 10.9. Governing Law; Jurisdiction.

(a) This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, without giving effect to conflicts of laws principles that would result in the application of the Law of any other state.

(b) Each of the Parties hereto hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the Court of Chancery of the State of Delaware, or, if (and only if) such court finds it lacks subject matter jurisdiction, the Federal court of the United States of America sitting in Delaware, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Agreement or the agreements delivered in connection herewith or the transactions contemplated hereby or thereby or for recognition or enforcement of any judgment relating thereto, and each of the Parties hereby irrevocably and unconditionally (i) agrees not to commence any such action or proceeding except in the Court of

Chancery of the State of Delaware, or, if (and only if) such court finds it lacks subject matter jurisdiction, the Federal court of the United States of America sitting in Delaware, and any appellate court from any thereof, (ii) agrees that any claim in respect of any such action or proceeding may be heard and determined in the Court of Chancery of the State of Delaware, or, if (and only if) such court finds it lacks subject matter jurisdiction, the Federal court of the United States of America sitting in Delaware, and any appellate court from any thereof, (iii) waives, to the fullest extent it may legally and effectively do so, any objection that it may now or hereafter have to the laying of venue of any such action or proceeding in such courts and (iv) waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such action or proceeding in such courts. Each of the Parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each Party to this Agreement irrevocably consents to service of process inside or outside the territorial jurisdiction of the courts referred to in this Section 10.9(b) in the manner provided for notices in Section 10.4. Nothing in this Agreement will affect the right of any Party to this Agreement to serve process in any other manner permitted by Law.

(c) Notwithstanding anything herein to the contrary, each of the Parties to this Agreement agrees that (i) it will not bring or support any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or equity, whether in contract or in tort or otherwise, against the Financing Sources and their respective current, former or future directors, officers, general or limited partners, stockholders, members, managers, controlling persons, affiliates, employees or advisors, in each case, that are not parties hereto, in any way relating to this agreement or any of the transactions contemplated by this agreement, including any dispute arising out of or relating in any way to the Financing or the performance thereof, in any forum other than the Supreme Court of the State of New York, County of New York or, if under applicable law jurisdiction is vested in the Federal Courts, the United States District Court for the Southern District of New York (and appellate courts thereof) and (ii) any such action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or equity, whether in contract or in tort or otherwise, shall be governed by the laws of the State of New York.

Section 10.10. Waiver of Jury Trial. EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE MERGERS AND OTHER TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY (INCLUDING THE FINANCING). EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (C) IT MAKES SUCH WAIVERS VOLUNTARILY, AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.10.

Section 10.11. Assignment. This Agreement shall not be assigned by any of the Parties (whether by operation of Law or otherwise) without the prior written consent of the other Parties. Subject to the preceding sentence, but without relieving any Party of any obligation hereunder, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and assigns.

Section 10.12. Enforcement; Remedies.

(a) Except as otherwise expressly provided herein, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by Law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy.

(b) The Parties agree that irreparable injury will occur in the event that any of the provisions of this Agreement is not performed in accordance with its specific terms or is otherwise breached. It is agreed that prior to the valid termination of this Agreement pursuant to Article IX, each Party shall be entitled to an injunction or injunctions to prevent or remedy any breaches or threatened breaches of this Agreement by any other Party, to a decree or order of specific performance specifically enforce the terms and provisions of this Agreement and to any further equitable relief.

(c) The Parties’ rights in this Section 10.12 are an integral part of the Transactions and each Party hereby waives any objections to any remedy referred to in this Section 10.12 (including any objection on the basis that there is an adequate remedy at Law or that an award of such remedy is not an appropriate remedy for any reason at Law or equity). Each Party agrees that there is not an adequate remedy at Law for a breach of this Agreement by any Party. In the event any Party seeks any remedy referred to in this Section 10.12, such Party shall not be required to obtain, furnish, post or provide any bond or other security in connection with or as a condition to obtaining any such remedy.

Section 10.13. Waiver of Claims Against Financing Sources. None of the Financing Sources shall have any liability to the Company or its affiliates (other than Parent and its Subsidiaries (other than the Company and its Subsidiaries)) relating to or arising out of this Agreement or the Transactions, including the financing of the Transactions, whether at law or equity, in contract, in tort or otherwise, and neither the Company nor any of its affiliates (other than Parent and its Subsidiaries (other than the Company and its Subsidiaries)) will have any rights or claims against any Financing Sources under this Agreement and any other agreement contemplated by, or entered into in connection with, the Transactions, including any commitments by the Financing Sources in respect of financing the Transactions. Notwithstanding anything herein to the contrary, in no event shall the Company or its affiliates (other than Parent and its Subsidiaries (other than the Company and its Subsidiaries)) be entitled to seek the remedy of specific performance of this Agreement against any of the Financing Sources, nor shall the Parent or its affiliates have any obligation to any Party to enforce any commitments, or other agreement, by any of the Financing Sources in respect of financing the Transactions.

(Remainder of Page Intentionally Left Blank)

IN WITNESS WHEREOF, Parent, the Merger Subs and the Company have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the date first written above.

ABBVIE INC.

By	/s/ William J. Chase
Name: William J. Chase
Title: Chief Financial Officer and Executive Vice President

OXFORD AMHERST CORPORATION

By	/s/ William J. Chase
Name: William J. Chase
Title: President

OXFORD AMHERST LLC

By	/s/ William J. Chase
Name: William J. Chase
Title: Manager

PHARMACYCLICS, INC.

By	/s/ Robert W. Duggan
Name: Robert W. Duggan
Title: Chairman and Chief Executive Officer

[Signature Page to Agreement and Plan of Reorganization]

Annex A

Certain Defined Terms

For the purposes of this Agreement, the term:

“Acceptable Confidentiality Agreement” means a confidentiality agreement that contains terms that are no less favorable in the aggregate to the Company, as applicable, than those contained in the Confidentiality Agreement and that expressly permits the Company’s compliance with the provisions of this Agreement; provided, however, that an Acceptable Confidentiality Agreement shall not be required to contain standstill provisions.

“Antitrust Laws” mean any antitrust, competition or trade regulation Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening competition through merger or acquisition, including the HSR Act.

“Acquisition Proposal” means any offer, proposal or indication of interest from a Person or group (other than a proposal or offer by Parent or any of its Subsidiaries) at any time relating to a any transaction or series of related transactions (other than the transactions contemplated by this Agreement) involving: (i) any acquisition or purchase by any Person or group, directly or indirectly, of more than twenty percent (20%) of any class of outstanding equity securities of the Company, or any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in any Person or group beneficially owning more than twenty percent (20%) of any class of outstanding equity securities of the Company; (ii) any merger, consolidation, share exchange, business combination, joint venture, recapitalization, reorganization or other similar transaction involving the Company and a Person or group pursuant to which the stockholders of the Company immediately preceding such transaction hold less than eighty percent (80%) of the equity interests in the surviving or resulting entity of such transaction; or (iii) any sale, lease (other than in the ordinary course of business), exchange, transfer or other disposition to a Person or group of more than twenty percent (20%) of the consolidated assets of the Company and the Company Subsidiaries (measured by the fair market value thereof).

“business days” means any day, other than a Saturday, Sunday and any day which is a legal holiday under the Laws of the State of California or New York or is a day on which banking institutions located in such States are authorized or required by applicable Law or other governmental action to close.

“CERCLA” means the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, and any regulations promulgated thereunder.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Bylaws” means the bylaws of the Company, as amended and restated as of the date of this Agreement.

“Company Certificate” means the Certificate of Incorporation of the Company as amended, amended and restated and supplemented and in effect on the date hereof.

“Company Equity Awards” means the Company Stock Options and Company RSUs.

“Company Equity Plans” means the Company’s 2014 Equity Incentive Award Plan, 2004 Equity Incentive Award Plan and the Company’s 1995 Stock Option Plan.

“Company Governing Documents” means the Company Bylaws and the Company Certificate.

“Company Material Adverse Effect” means any Effect that, individually or in the aggregate, has a material adverse effect on the condition (financial or otherwise), business, assets or operations of the Company and the Company Subsidiaries, taken as a whole, or on the Company’s assets associated with Imbruvica® (ibrutinib); provided, however, that no Effects resulting or arising from the following shall be deemed to constitute a Company Material Adverse Effect or shall be taken into account when determining whether a Company Material Adverse Effect exists or has occurred or is reasonably likely to exist or occur: (a) any changes in general United States or global economic conditions, (b) conditions (or changes therein) in any industry or industries in which the Company operates, (c) general legal, tax, economic, political and/or regulatory conditions (or changes therein), including any changes affecting financial, credit or capital market conditions, (d) any change in GAAP or interpretation thereof, (e) any adoption, implementation, promulgation, repeal, modification, amendment, reinterpretation, change or proposal of any applicable Law of or by any Governmental Entity, (f) any actions expressly required by, or the failure to take any action expressly prohibited by, the terms of this Agreement, (g) any failure by the Company to meet any internal or published projections, estimates or expectations of the Company’s revenue, earnings or other financial performance or results of operations for any period, in and of itself, or any failure by the Company to meet its internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations, in and of itself (it being understood that the facts or occurrences giving rise or contributing to such failure that are not otherwise excluded from the definition of a “Company Material Adverse Effect” may be taken into account), (h) Effects arising out of changes in geopolitical conditions, acts of terrorism or sabotage, war (whether or not declared), the commencement, continuation or escalation of a war, acts of armed hostility, weather conditions or other force majeure events, including any material worsening of such conditions threatened or existing as of the date of this Agreement, (i) any matter disclosed in the Company Disclosure Letter, where the applicability of such disclosure as an exception to a particular representation is reasonably apparent on the face of such disclosure, (j) the execution and delivery of this Agreement or the consummation of the Transactions, or the public announcement of this Agreement or the Transactions, including any litigation arising out of or relating to this Agreement or the Transactions or the events leading thereto (provided that this clause (j) shall not apply to any representation or warranty to the extent the purpose of such representation or warranty is to address the consequences resulting from the execution and delivery of this Agreement or the consummation of the Transactions) and (k) any action or failure to take any action that is consented to or requested by Parent in writing, provided that with respect to the exceptions set forth in clauses (a), (b), (c), (d),

(e), and (h), such Effect shall be taken into account in the determination of whether a Company Material Adverse Effect has occurred solely to the extent such Effect materially and disproportionately affected the Company relative to other participants in the industry in which the Company operates.

“Company Product” means all products that are being researched, tested, developed, commercialized, manufactured, sold or distributed by the Company or any Company Subsidiary and all products with respect to which the Company or any Company Subsidiary has royalty rights.

“Company RSU” means each outstanding restricted stock unit and any associated rights to the issuance of additional Company Common Stock granted under a Company Equity Plan that is outstanding immediately prior to the First Effective Time.

“Company Stock Option” means each option to purchase Company Common Stock granted under any Company Equity Plan that is outstanding and unexercised immediately prior to the First Effective Time.

“Company Subsidiaries” means the Subsidiaries of the Company.

“Confidentiality Agreement” means the Confidentiality Agreement, dated January 22, 2015, between Parent and the Company, as amended.

“Contract” means any written or oral agreement, contract, subcontract, settlement agreement, lease, sublease, binding understanding, note, option, bond, mortgage, indenture, trust document, loan or credit agreement, license, sublicense, insurance policy or other legally binding commitment or undertaking of any nature, as in effect as of the date hereof.

“DSOS” means the Secretary of State of the State of Delaware.

“Effect” means any change, effect, development, circumstance, condition, state of facts, event or occurrence.

“Environmental Law” means any and all applicable Laws which (a) regulate or relate to the protection or clean-up of the environment; the use, treatment, storage, transportation, handling, disposal or release of Hazardous Substances, the preservation or protection of waterways, groundwater, drinking water, air, wildlife, plants or other natural resources; or the health and safety of persons or property, including protection of the health and safety of employees; or (b) impose liability or responsibility with respect to any of the foregoing, including the Comprehensive Environmental Response, Compensation and Liability Act (42 U.S.C. § 9601 et seq.), or any other Law of similar effect.

“Environmental Liability” means any obligations or liabilities (including any notices, claims, complaints, suits or other assertions of obligations or liabilities) that are: (a) related to the environment (including on-site or off-site contamination by Hazardous Substances of surface or subsurface soil or water); and (b) based upon (i) any provision of Environmental Laws or (ii) any order, consent, decree, writ, injunction or judgment issued or otherwise imposed by any Governmental Entity and includes: fines, penalties, judgments, awards, settlements, losses, damages, costs, fees (including attorneys’ and consultants’ fees), expenses and disbursements relating to environmental matters; defense and other responses to any administrative or judicial action (including notices, claims, complaints, suits and other assertions of liability) relating to environmental matters; and financial responsibility for (x) clean-up costs and injunctive relief, including any Removal, Remedial or Response actions, and (y) compliance or remedial measures under other Environmental Laws.

“Environmental Permits” means any material permit, license, authorization or approval required under applicable Environmental Laws.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the regulations promulgated and rulings issued thereunder.

“ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that is a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes the first entity, trade or business, or that is a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.

“Exchange Act” means the United States Securities Exchange Act of 1934, as amended.

“Excluded Contracts” means any and all (i) licenses for computer software and/or other Intellectual Property that is generally available to the public, (ii) non disclosure or confidentiality agreements; (iii) Contracts with contractors or vendors providing services to the Company (including any consulting arrangements, sponsored research arrangements, Contracts with contract research organizations, master services Contracts and non-exclusive distribution arrangements), (iv) material transfer Contracts (other than Contracts with any academic or research institution pursuant to which patentable Intellectual Property was created and a patent application was filed relating thereto), (v) Contracts relating to the clinical development of any Company Product (including any clinical trial agreement) (other than clinical trial agreements relating to pivotal trials sponsored by the Company or any Company Subsidiary) and (vi) intra-company Contract between the Company and any of the Company Subsidiaries or between Company Subsidiaries.

“Expenses” means all reasonable out-of-pocket expenses (including all fees and expenses of counsel, financing sources, accountants, investment bankers, experts and consultants to a Party and its affiliates) incurred by a Party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement, the preparation, printing, filing and mailing of the Offer Documents, Schedule 14D-9, the Form S-4, any other filings with the SEC and all other matters related to the closing of the Offers, the Mergers and the other Transactions.

“Financing Sources” means any Person (other than Parent or any of its Affiliates) that has committed to provide or otherwise entered into agreements in connection with the Financing and the parties to any joinder agreements, indentures or credit agreements entered pursuant thereto or relating thereto, each together with their respective former, current and future equityholders, controlling persons, Representatives, Affiliates, members, managers, general or limited partners or successors or assignees of such Persons and/or their respective Affiliates, successors and assigns.

“Governmental Entity” means (a) any national, federal, state, county, municipal, local, or foreign government or any entity exercising executive, legislative, judicial, regulatory, taxing, or administrative functions of or pertaining to government, (b) any public international governmental organization, or (c) any agency, division, bureau, department, or other political subdivision of any government, entity or organization described in the foregoing clauses (a) or (b) of this definition.

“Hazardous Substances” means any pollutant, chemical, substance and any toxic, infectious, carcinogenic, reactive, corrosive, ignitable or flammable chemical, chemical compound, hazardous substance, material or waste, whether solid, liquid or gas, that is subject to regulation, control or remediation under any Environmental Laws, including any quantity of petroleum product or byproduct, solvent, flammable or explosive material, radioactive material, asbestos, lead paint, polychlorinated biphenyls (or PCBs), dioxins, dibenzofurans, heavy metals, radon gas, mold, mold spores, and mycotoxins.

“HSR Act” means the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Indebtedness” means with respect to any Person, all obligations of such Person (a) for borrowed money, whether secured or unsecured, (b) evidenced by notes, bonds, debentures or similar Contracts, (c) in respect of outstanding letters of credit, and (d) in respect of any guarantee (other than customary non-recourse carve-out or “badboy” guarantees), keepwell or similar arrangement for any of the foregoing.

“Intellectual Property” means all rights in or to all U.S. or foreign: (a) inventions (whether or not patentable), patents and patent applications and any other governmental grant for the protection of inventions or industrial designs, (b) trademarks, service marks, trade dress, logos, brand names, trade names and corporate names, whether registered or unregistered, and the goodwill associated therewith, together with any registrations and applications for registration thereof, (c) copyrights, whether registered or unregistered, and any registrations and applications for registration thereof, (d) trade secrets and confidential information, including know-how, concepts, methods, processes, designs, schematics, drawings, formulae, technical data, specifications, research and development information, technology, and business plans, (e) domain name registrations and (f) extensions, reissues, registrations, renewals, reexaminations and applications relating to any of the foregoing.

“Intervening Event” means an event, fact, development or occurrence (other than any event, fact, development or occurrence resulting from a material breach of this Agreement by the Company) that was not known to the Company Board of Directors as of the date hereof and becomes known to the Company Board of Directors after the date hereof and prior to the Acceptance Time; provided, however, that the receipt, existence or terms of an Acquisition Proposal or any matter relating thereto or consequence thereof shall not constitute an Intervening Event.

“knowledge” will be deemed to be, as the case may be, the actual knowledge of (a) the Persons listed in Section A of the Parent Disclosure Letter with respect to Parent or the Merger Subs, or (b) the Persons listed in Section A of the Company Disclosure Letter with respect to the Company.

“Law” means any law, requirement, statute, code, rule, regulation, order, ordinance, judgment or decree or other pronouncement of any Governmental Entity.

“Lien” means any lien, pledge, hypothecation, mortgage, security interest, encumbrance, claim, option, right of first refusal, preemptive right, community property interest or restriction of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, or any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

“Nasdaq” means the Nasdaq Capital Market.

“NYSE Rule” means Rule 312.03 of the New York Stock Exchange’s Listed Company Manual.

“Parent Equity Plans” means the Parent 2013 Incentive Stock Program.

“Parent Material Adverse Effect” means any Effect that, individually or in the aggregate, has a material adverse effect on the condition (financial or otherwise), business, assets or operations of Parent and the Parent Subsidiaries, taken as a whole; provided, however, that no Effects resulting or arising from the following shall be deemed to constitute a Parent Material Adverse Effect or shall be taken into account when determining whether a Parent Material Adverse Effect exists or has occurred or is reasonably likely to exist or occur: (a) any changes in general United States or global economic conditions, (b) conditions (or changes therein) in any industry or industries in which Parent operates, (c) general legal, tax, economic, political and/or regulatory conditions (or changes therein), including any changes affecting financial, credit or capital market conditions, (d) any change in GAAP or interpretation thereof, (e) any adoption, implementation, promulgation, repeal, modification, amendment, reinterpretation, change or proposal of any applicable Law of or by any Governmental Entity, (f) any actions expressly required by, or the failure to take any action expressly prohibited by, the terms of this Agreement, (g) any failure by Parent to meet any internal or published projections, estimates or expectations of Parent’s revenue, earnings or other financial performance or results of operations for any period, in and of itself, or any failure by Parent to meet its internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations, in and of itself (it being understood that the facts or occurrences giving rise or contributing to such failure that are not otherwise excluded from the definition of a “Parent Material Adverse Effect” may be taken into account), (h) Effects arising out of changes in geopolitical conditions, acts of terrorism or sabotage, war (whether or not declared), the commencement, continuation or escalation of a war, acts of armed hostility, weather conditions or other force majeure events, including any material worsening of such conditions threatened or existing as of the date of this Agreement, (i) any matter disclosed in the Parent Disclosure Letter, where the applicability of such disclosure as an exception to a particular representation is reasonably apparent on the face of such disclosure, (j) the execution and delivery of this Agreement or the consummation of the Transactions, or the public announcement of this Agreement or the Transactions, including any litigation arising out of or relating to this Agreement or the Transactions or the events leading thereto (provided that this clause (j) shall not apply to any representation or warranty to the extent the purpose of such representation or warranty is to address the consequences resulting from the execution and delivery of this Agreement or the consummation of the Transactions) and (k) any action or failure to take any action that is consented to or requested by the Company in writing, provided that with respect to the exceptions set forth in clauses (a), (b), (c), (d), (e), and (h), such Effect shall be taken into account in the determination of whether a Parent Material Adverse Effect has occurred solely to the extent such Effect materially and disproportionately affected Parent relative to other participants in the industry in which Parent operates.

“Parent Common Stock” means the common stock, $0.01 par value per share, of Parent.

“Parent Subsidiaries” means the Subsidiaries of Parent.

“Parent Stock Exchange” means the New York Stock Exchange.

“Parent Trading Price” means the volume weighted average closing sale price of one share of Parent Common Stock as reported on the Parent Stock Exchange for the ten (10) consecutive trading days ending on the trading day immediately preceding the Acceptance Time (as adjusted as appropriate to reflect any stock splits, stock dividends, combinations, reorganizations, reclassifications or similar events).

“Permitted Liens” means any Lien (i) for Taxes or governmental assessments, charges or claims of payment not yet due and payable or are being contested in good faith through appropriate proceedings and for which adequate accruals or reserves have been established, (ii) which is a carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other similar Lien arising in the ordinary course of business, (iii) which is disclosed on the most recent consolidated balance sheet of the Company or notes thereto or securing liabilities reflected on such balance sheet or (iv) which are not material in amount and would not reasonably be expected to materially impair the continued use of the applicable property for the purposes for which the property is currently being used.

“Person” means a natural person, partnership, corporation, limited liability company, business trust, joint stock company, trust, unincorporated association, joint venture, Governmental Entity or other entity or organization.

“RCRA” means the Resource Conservation and Recovery Act, as amended, and any regulations promulgated thereunder.

“Release” means any intentional or unintentional spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, placing, discarding, abandonment, or disposing into the environment (including the placing, discarding or abandonment of any barrel, container or other receptacle containing any Hazardous Substance or other material).

“Removal, Remedial or Response” actions include the types of activities covered by CERCLA, RCRA, and other comparable Environmental Laws, and whether such activities are those which might be taken by a Governmental Entity or those which a Governmental Entity or any other Person might seek to require of waste generators, handlers, distributors, processors, users, storers, treaters, owners, operators, transporters, recyclers, reusers, disposers, or other Persons under “removal,” “remedial,” or other “response” actions.

“Representatives” means, when used with respect to any Person, the directors, officers, employees, consultants, financial advisors, accountants, legal counsel, investment bankers, and other agents, advisors and representatives of such Person and its Subsidiaries.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the United States Securities Act of 1933, as amended.

“Subsidiary” or “Subsidiaries” means with respect to any Person, any corporation, limited liability company, partnership or other organization, whether incorporated or unincorporated, of which (a) at least a majority of the outstanding shares of capital stock of, or other equity interests, having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such Person or by any one or more of its Subsidiaries, or by such Person and one or more of its Subsidiaries or (b) with respect to a partnership, such Person or any other Subsidiary of such Person is a general partner of such partnership.

“Superior Proposal” means an Acquisition Proposal (with references to 20% and 80% being deemed to be replaced with references to 50%), which the Company Board of Directors determines in good faith after consultation with the Company’s outside legal and financial advisors to be more favorable to the stockholders of the Company than the Offer and the Mergers, taking into account all relevant factors (including all the terms and conditions of such proposal or offer and this Agreement, and any changes to the terms of this Agreement proposed by Parent pursuant to Section 6.3).

“Takeover Statutes” mean any “business combination,” “control share acquisition,” “fair price,” “moratorium” or other takeover or anti-takeover statute or similar Law.

“Tax” or “Taxes” means any and all taxes, levies, duties, tariffs, imposts and other similar charges and fees imposed by any Governmental Entity or domestic or foreign taxing authority, including, income, franchise, windfall or other profits, gross receipts, premiums, property, sales, use, net worth, capital stock, payroll, employment, social security, workers’ compensation, unemployment compensation, excise, withholding, ad valorem, stamp, transfer, value-added, gains tax and license, registration and documentation fees, severance, occupation, environmental, customs duties, disability, real property, personal property, registration, alternative or add-on minimum, or estimated tax, including any interest, penalty, additions to tax or additional amounts imposed with respect thereto, whether disputed or not.

“Tax Return” means any report, return, certificate, claim for refund, election, estimated tax filing or declaration required to be filed with any Governmental Entity or domestic or foreign taxing authority with respect to Taxes, including any schedule or attachment thereto, and including any amendments thereof.

“Total Consideration” means the aggregate amount of all Stock Consideration, Cash Consideration and Mixed Consideration payable to holders of Company Common Stock as a result of the Transactions, including in connection with the Offer and the Merger.

“Unvested Company RSU” means each Company RSU other than a Vested Company RSU.

“Unvested Company Stock Option” means each Company Stock Option other than a Vested Company Stock Option.

“Vested Company RSU” means each Company RSU that is vested and unsettled as of immediately prior to the First Effective Time (after taking into account any vesting acceleration in the applicable Company Equity Plan, in any award agreement or other agreement, plan, policy, or arrangement applicable to such Company RSUs, or in such Company RSUs, by reason of this Agreement or the Transactions).

“Vested Company Stock Option” means each Company Stock Option that is vested as of immediately prior to the First Effective Time (after taking into account any vesting acceleration in the applicable Company Equity Plan, in any award agreement or other agreement, plan, policy, or arrangement applicable to such Company Stock Option, or in such Company Stock Options, by reason of this Agreement or the Transactions).

“Willful Breach” means a deliberate act or a deliberate failure to act, taken or not taken with the actual knowledge that such act or failure to act constitutes in and of itself a material breach of this Agreement, regardless of whether breaching was the object of the act or failure to act.

Terms Defined Elsewhere The following terms are defined elsewhere in this Agreement, as indicated below:

401(k) Termination Date	Section 7.8(c)
Acceptance Time	Section 1.1(f)
Acquisition Proposal	Section 9.2(b)(i)
Agreement	Preamble
Arrangements	Section 7.15
Book-Entry Shares	Section 3.2(b)
Cancelled Shares	Section 3.1(b)
Cash Consideration	Section 1.1(a)
Cash Election	Section 1.1(c)(i)
Cash Election Shares	Section 1.1(c)(i)
Certificates	Section 3.2(b)
Change of Recommendation	Section 6.3(a)

Closing	Section 2.2
Closing Date	Section 2.2
COBRA	Section 4.11(b)
Company	Preamble
Company Benefit Plans	Section 4.11(a)
Company Board of Directors	RECITALS
Company Board Recommendation	RECITALS
Company Capitalization Date	Section 4.2(a)
Company Common Stock	RECITALS
Company Compensation Committee	Section 7.15
Company Disclosure Letter	Article IV
Company Healthcare Laws	Section 4.12(b)
Company Leased Real Property	Section 4.17
Company Permits	Section 4.9(b)
Company Preferred Stock	Section 4.2(a)
Company Regulatory Agency	Section 4.12(a)
Company Regulatory Permits	Section 4.12(a)
Company SEC Documents	Section 4.5(a)
Company Shares	RECITALS
Continuing Employees	Section 7.8(a)
D&O Insurance	Section 7.5(c)
Delayed Payment Date	Section 3.4(a)
DGCL	RECITALS
Dissenting Shares	Section 3.3(a)
DLLCA	Section 2.1
DOJ	Section 7.2(b)
Election	Section 1.1(c)(i)
Election Deadline	Section 3.1(e)(i)
Enforceability Limitations	Section 4.3(c)
ESPP	Section 3.4(d)
Exchange Agent	Section 3.2(a)
Exchange Fund	Section 3.2(a)
FDA	Section 4.12(a)
FDCA	Section 4.12(a)
Financing	Section 7.3(a)
First Certificate of Merger	Section 2.3
First Effective Time	Section 2.3
First Merger	RECITALS
First Surviving Corporation	Section 2.1
Form of Election in Merger	Section 3.1(e)(i)
Form of Election in Offer	Section 1.1(c)(i)
Form S-4	Section 1.1(g)(ii)
Fractional Share Consideration	Section 3.1(a)
FTC	Section 7.2(b)

GAAP	Section 4.5(b)
Indemnified Parties	Section 7.5(a)
Mailing Date	Section 3.1(e)(i)
Material Contract	Section 4.18(a)
Maximum Cash Shares in Merger	Section 3.1(e)(iii)(1)
Maximum Cash Shares in Offer	Section 1.1(c)(iii)(1)
Maximum Stock Shares in Merger	Section 3.1(e)(iii)(3)
Merger Cash Proration Factor	Section 3.1(e)(iii)(2)
Merger Consideration	Section 3.1(a)
Merger Stock Proration Factor	Section 3.1(e)(iii)(4)
Merger Sub 2	Preamble
Merger Subs	Preamble
Mergers	RECITALS
Minimum Condition	Section 1.1(a)(i)
Mixed Consideration	Section 1.1(a)
Mixed Election	Section 1.1(c)(i)
Mixed Election Shares	Section 1.1(c)(i)
No Election Share	Section 1.1(c)(vii)
Offer	RECITALS
Offer Cash Proration Factor	Section 1.1(c)(iii)(2)
Offer Documents	Section 1.1(g)(i)(1)
Offer Stock Proration Factor	Section 1.1(c)(iii)(4)
Offer to Purchase	Section 1.1(a)
Offering Period	Section 3.4(d)
Option Cash Payment	Section 3.4(a)
Outside Date	Section 9.1(b)
Parent	Preamble
Parent Capitalization Date	Section 5.2(a)
Parent Disclosure Letter	Article V
Parent Equity Awards	Section 5.2(b)
Parent Governing Documents	Section 5.1(a)
Parent Permits	Section 5.9(b)
Parent Preferred Stock	Section 5.2(a)
Parent SEC Documents	Section 5.5(a)
Parties	Preamble
Party	Preamble
PHSA	Section 4.12(a)
Preliminary Prospectus	Section 1.1(g)(ii)
Purchaser	Preamble
Purchaser Shares	Section 3.1(c)
RSU Cash Payment	Section 3.4(b)
Sarbanes Oxley Act	Section 4.6
Schedule TO	Section 1.1(g)(i)(1)
Schedule 14D-9	Section 1.2(b)

Second Certificate of Merger	Section 2.3
Second Effective Time	Section 2.3
Second Merger	RECITALS
Service Provider	Section 6.1(c)
Stock Consideration	Section 1.1(a)
Stock Election	Section 1.1(c)(i)
Stock Election Shares	Section 1.1(c)(i)
Stockholder List Date	Section 1.2(c)
Support Agreement	RECITALS
Surviving Company	Section 2.1
Termination Fee	Section 9.2(b)(i)
Transactions	RECITALS

Annex B

Conditions to the Offer

Notwithstanding any other provisions of the Offer, but subject to compliance with the terms and conditions of that certain Agreement and Plan of Reorganization, dated as of March 4, 2015 (the “Agreement”) by and among AbbVie Inc., a Delaware corporation (“Parent”), Oxford Amherst Corporation, a Delaware corporation and a direct wholly owned subsidiary of Parent (“Purchaser”), Oxford Amherst LLC, a Delaware limited liability company and a direct wholly owned subsidiary of Parent (“Merger Sub 2” and, together with Purchaser, the “Merger Subs”) and Pharmacyclics, Inc., a Delaware corporation (the “Company”) (capitalized terms that are used but not otherwise defined in this Annex B shall have the respective meanings ascribed thereto in the Agreement), and in addition to (and not in limitation of) the obligations of Purchaser to extend the Offer pursuant to the terms and conditions of the Agreement, Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC (including Rule 14e-1(c) promulgated under the Exchange Act (relating to the obligation of Purchaser to pay for or return tendered Company Shares promptly after termination or withdrawal of the Offer)), pay for any Company Shares that are validly tendered in the Offer and not withdrawn prior to the expiration of the Offer in the event that, at or prior to the expiration of the Offer:

(A) any waiting period (and extensions thereof) applicable to the transactions contemplated by this Agreement under the HSR Act or the Antitrust Laws of the jurisdictions set forth on Schedule B of the Company Disclosure Letter shall not have expired or been terminated;

(B) the Minimum Condition shall not have been satisfied;

(C) the Form S-4 shall not have become effective under the Securities Act or shall be the subject of any stop order or proceedings seeking a stop order;

(D) any pre-closing approvals or clearances reasonably required under the Antitrust Laws of the jurisdictions set forth on Schedule B of the Company Disclosure Letter shall not have been obtained;

(E) the shares of Parent Common Stock to be issued in the Offer and the Merger shall not have been approved for listing on the Parent Stock Exchange, subject to official notice of issuance, and shall not be exempt from such requirement under then applicable Laws, regulations and rules of the Parent Stock Exchange (provided that Parent shall not be entitled to invoke this condition if it has not complied in all material respects with Section 7.14); or

(F) any of the following shall have occurred and continue to exist as of immediately prior to the expiration of the Offer:

(1) any Governmental Entity of competent jurisdiction shall have (i) enacted, issued or promulgated any Law that is in effect as of immediately prior to the expiration of the Offer, or (ii) issued or granted any orders or injunctions that is in effect as of immediately prior to the expiration of the Offer, in each case which has the effect of restraining, enjoining or otherwise prohibiting the consummation of the Offer or the Mergers;

(2) (a) any of the representations or warranties of the Company set forth in the first sentence of Section 4.1(a),

Section 4.3(a), Section 4.3(b) or Section 4.23 shall not be true and correct in any material respect as of the date of this Agreement and the date of the expiration of the Offer as though made on and as of the date of the expiration of the Offer (except that representations and warranties that by their terms speak specifically as of the date of this Agreement or another date, in which case as of such date), (b) any of the representations and warranties of the Company set forth in Section 4.2(a) or Section 4.2(b) shall not be true and correct in all respects as of the date of this Agreement and the date of the expiration of the Offer as though made on and as of the date of the expiration of the Offer (except that representations and warranties that by their terms speak specifically as of the date of this Agreement or another date, in which case as of such date), except in each case for any failures to be true and correct that would not, individually or in the aggregate, increase the aggregate Total Consideration payable in the Transactions by more than one quarter of one percent (0.25%) and (c) any of the other representations and warranties of the Company set forth in this Agreement shall not be true and correct as of the date of this Agreement and as of the date of the expiration of the Offer as though made on and as of the expiration of the Offer (except that representations and warranties that by their terms speak specifically as of the date of this Agreement or another date, in which case as of such date), except, in the case of this clause (c), where any failures of any such representations and warranties to be true and correct (without giving effect to any qualification as to materiality or Company Material Adverse Effect contained therein) would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect;

(3) the Company shall not have performed or complied in all material respects with the covenants and agreements required to be performed or complied with by it under this Agreement at or prior to the expiration of the Offer;

(4) there shall be any change, state of facts, condition, event, circumstance, effect, occurrence or development after the date of this Agreement that would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect and that is continuing as of immediately prior to the expiration of the Offer;

(5) (i) Parent shall not have received an opinion of counsel to Parent, dated as of the date of the expiration of the Offer and based on facts, representations and assumptions described in such opinion to the effect that the Offer and the Mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and (ii) the Company shall not have received an opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation, counsel to the Company (“WSGR”), dated as of the date of the expiration of the Offer and based on facts, representations and assumptions described in such opinion to the effect that the Offer and the Mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code; or

(6) the Merger Agreement shall have been terminated in accordance with its terms or shall have been amended in accordance with its terms to provide for such termination.

*        *        *